08000248

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saab AB

*CURRENT ADDRESS SE-581
88 Linköping
Sweden

**FORMER NAME

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PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

FILE NO. 82- 35149 FISCAL YEAR 12/31/05

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OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-05
AR/S

ANNUAL REPORT 2005

SAAB

Contents

This is Saab's Annual Report 2005. A more general summary is provided in a 32-page publication, "Annual Report 2005 Summary," which can be ordered at www.saabgroup.com or by telephone +46-13-16 92 08.

Saab in brief

Defence and Security Solutions

The business segment *Defence and Security Solutions* develops and manufactures advanced command, control and communication systems. Operations also comprise a wide range of integration services, integrated support and logistical solutions, and sophisticated technical consulting services. The emerging market for civil security is an important element.


27%

Share of sales

SEK m.	2005	2004
Sales	5,458	4,557
EBIT, excl. structural costs	592	455
Operating margin, %	10.8	10.0
Order bookings	6,738	4,560
Order backlog, Dec. 31	5,021	2,895

Systems and Products

The business segment *Systems and Products* develops and sells unique systems, products and components for defence, aviation, space and civil security in the international market. Many contracts include system maintenance and operation, often for their entire lifecycle.


34%

Share of sales

SEK m.	2005	2004
Sales	7,397	6,826
EBIT, excl. structural costs	870	706
Operating margin, %	11.8	10.3
Order bookings	6,726	6,134
Order backlog, Dec. 31	16,325	16,212

Aeronautics

The business segment *Aeronautics* comprises both military and civilian operations and is dominated by the advanced, and important, Gripen program. Civilian operations are growing through the development and supply of subsystems to the major aircraft manufacturers Airbus and Boeing. Access to future technology is assured through participation in international research and development programs such as Neuron.


39%

Share of sales

SEK m.	2005	2004
Sales	7,685	6,796
EBIT, excl. structural costs	365	779
Operating margin, %	4.7	11.5
Order bookings	4,572	5,970
Order backlog, Dec. 31	22,248	26,088


56%

Sales

Growing share of sales in markets outside Sweden

Outside Sweden

Sweden


63%

Order bookings


75%

Order backlog

2005 figures

KEY FINANCIAL RATIOS	2005	2004
Sales, SEK m.	19,314	17,848
Operating income, SEK m.	1,652	1,853
Operating margin, %	8.6	10.4
Income after financial items, SEK m.	1,551	1,712
Net income, SEK m.	1,199	1,310
Earnings per share, SEK	10.89	11.78
Dividend per share, SEK[1]	4.00	3.75
Return on shareholders' equity, %	13.5	16.7
Equity/assets ratio, %	31.0	29.9
Order bookings, SEK m.	17,512	16,444
Order backlog at year-end, SEK m.	42,198	43,162
Research and development, SEK m.	3,546	3,929
No. of employees at year-end	12,830	11,936

[1] 2005 Board proposal

DEFINITIONS

Earnings per share: Net income attributable to Parent Company shareholders' interest, divided by average number of shares.

Return on equity: Net income for the year as a percentage of average shareholders' equity

Equity/assets ratio: Shareholders' equity in relation to total assets.

HIGHLIGHTS OF 2005

- The Swedish government gave the go-ahead for Rakel, a shared radio communication system for Sweden's safety and security authorities, and Saab began the expansion work in a consortium with Nokia and Eltel Networks.
- Saab finalized the acquisition of Elesco of Finland and formed a joint venture with TietoEnator, TietoSaab Systems.
- Saab received an order for production and another for its integration on Gripen, of the IRIS-T air-to-air missile together worth SEK 1 billion.
- Saab received an order for series production of radar warning equipment for the German Air Force's Tornado aircraft.
- Saab signed a contract with Germany on the purchase of the heavyweight antiship missile RBS 15 Mk3 valued at approximately SEK 350 m.
- Saab was awarded orders for important subsystems to Boeing's new passenger aircraft, the B737 Dreamliner.
- Saab signed a conditional agreement with Pakistan on an airborne surveillance system. The contract value is SEK 8.3 billion, with two thirds for Saab and one third for Ericsson Microwave Systems. Saab hopes to book the order and begin work in 2006.
- Saab raised its interest in Grintek of South Africa and became the majority owner with a 77 percent of the capital. The acquisition added slightly over SEK 1 billion to sales and around 1,400 employees.
- Saab received new orders for ULCANS (Ultra Lightweight Camouflage Net System) from the U.S. Army valued at USD 65 m.
- The Swedish Defence Materiel Administration (FMW) ordered NLAW, Next generation Light Antitank Weapon, with the Swedish designation Robot 57, worth SEK 500 m.
- The Swedish Government decided to participate in the European UCAV demonstrator program, Neuron. The decision means that Saab will contribute SEK 600 m. of SEK 750 m. that the project will cost Sweden. At the same time the government has pledged that approximately SEK 600 m. will be reinvested in the development of the Gripen program.

Growth in future markets

Internationalization

Saab continues to become a more international company. By doing so, we can grow and develop even when our Swedish home market shrinks owing to the reorientation of the Swedish defence.

Over half of our sales in 2005 were in markets outside Sweden. Almost two thirds of the new orders we received during the year were from other markets. And no less than three quarters of the total order backlog at year-end consisted of international orders.

Internationalization and our efforts to develop close, long-term relationships with customers in a number of markets other than Sweden are also reflected in the growing share of our operations and employees outside Sweden. A strategically important step was taken during the year through the acquisition of Grintek, a leading high-technology company in South Africa with operations in telecommunications and industrial and defence electronics. Since South Africa chose Gripen six years ago, our commitment to the country has gradually grown. Operations in Sweden and South Africa are now being integrated. Among other things, electronic warfare and avionics have been merged in a single business unit, Saab Avitronics.

In Finland, we have increased our presence through the acquisition of all the shares in Elesco and then established a cooperation with TietoEnator through the joint venture TietoSaab Systems.

"Saab is successfully conducting a paradigm shift, and more than half our sales revenue are now generated from customers outside Sweden."

Civil security growing in importance

Another event during the year that I would like to draw attention to because of its strategic importance is the conditional contract from Pakistan for an airborne surveillance system. It might become a major order in terms of money, but it is also a breakthrough that underscores the future business opportunities in the broad sector of civil security. In the international market, we are now introducing an advanced surveillance system with development potential and wide-ranging applications for both military and civil authorities. In addition to border and airspace surveillance, it can fill an important function in connection with natural disasters, rescue operations, terrorist threats and crime prevention.

This is a clear example of how Saab offers world-leading systems, products and services that meet society's changing needs in terms of protection and security. In Sweden, China and Japan, for example, Saab is working with technical solutions that enhance maritime security. During the year we were awarded an order from the Japan Coast Guard for two Saab 340Bplus search and rescue aircraft, an example of our ability to adapt aircraft to other uses.



Åke Svensson
President and CEO

Further export opportunities

The Gripen program passed a milestone during the year when all the aircraft on order from the Czech Air Force were delivered. This means the Gripen system is now operational in a NATO country, which opens opportunities for further exports. Another milestone was the maiden flight of South Africa's first Gripen.

In the aeronautics sector, we are also pleased to have received orders from Airbus and Boeing. Development projects in the aviation sector are important in that they contribute to our aeronautics competence. This also makes them important to the further development of Gripen.

The FILUR unmanned aerial vehicle (UAV) demonstrator also took to the skies for the first time in 2005. Saab is a leader in research and development of unmanned aerial vehicles. As a result, Sweden has been asked to participate in the international Neuron project.

The Swedish government's positive decision to participate in the Neuron UCAV demonstrator program is also a long-term commitment that keeps aeronautics expertise in Sweden and is an important component to ensure Gripen's future development.

Positive overall picture

There were many bright spots last year. On the other hand, we were forced to make painful layoffs due to a lack of Swedish defence orders. We were also forced to set aside provisions because of the delay in the development of the tactical mission system for the Swedish defence's new helicopters.

The overall impression from 2005 is positive, however. It was a year in which sales reached a record level and breakthroughs were achieved in several important future markets.

In spite of the charges we took, underlying earnings were on a level with the long-term objective we have set.

Taking into account acquisitions and divestments, organic growth was approximately 6 percent, which is also in line with our objective. The operating margin, excluding structural costs, was 10.2 percent. Our long-term target of an operating margin of 10 percent remains unchanged.

Paradigm shift

Saab is successfully conducting a paradigm shift, and more than half our sales revenue are now generated from customers outside Sweden.

The fact that Saab continues to grow while Swedish defence spending and military procurement are undergoing drastic cutbacks may seem incongruous. To me personally, it is further evidence of the unique expertise, creativity and ability to solve problems and create efficiencies within our Group.

I would like to warmly thank our employees for their efforts during the year, and I confidently look forward to our continued work together to develop our unique company.



Saab is gaining internationally

Saab became much more of an international company in 2005. This is evident in both our order books and acquisitions. Saab's organization has become clearer, which allows us to be more efficient and utilize our resources better.

Changes in operating environment

Saab's high-technology expertise has broad areas of application in defence, aviation, space and civil security. The company's strategic direction is changing as changes in the operating environment affect our markets.

In Europe, the military threat scenario has changed. The emphasis in defence policy in Sweden and other European countries is shifting toward international alliances in order to cooperatively manage hot spots and peacekeeping missions. Nations are reprioritizing their defence budgets in light of the new reality now shaping security policy. At the same time, overall defence spending has declined in Sweden and several other European countries. Outside Europe, we are not seeing the same cutbacks, however. Since 2000 global defence expenditures have increased, particularly in the U.S.

This underscores the fact that military threats certainly still exist in many parts of the world, despite that they may have diminished in our region. Moreover, other types of threats, such as terrorism and natural disasters, have grown.

Many of the surveillance, command and communication systems that originally were developed for defence purposes can be used by the commercial sector as well to prevent and manage crises, threats and catastrophes. Saab can play an important role in creating a safer, more secure society.

International alliances

Saab plans to continue to grow through acquisitions and increased sales. Our expansion will mainly be outside Sweden.

Lower defence spending in Sweden is naturally affecting us. In both 2005 and 2006 we were forced to announce layoffs. It is distressing that defence authorities have not been able to invest in development projects to the extent necessary to retain the technological expertise Saab has built up in Sweden.

For this reason, the agreement whereby Sweden and Saab will participate in the development of the Neuron unmanned aerial combat vehicle is very gratifying. It means that important aeronautics expertise can be retained and that an important element in the further development of the Gripen system will be assured.

This type of long-term international collaboration will become more common. Development projects are continually growing in cost and complexity and will therefore require partners. In a report presented in early 2005, the government's strategic planning group for aerospace issues wrote that: "The way to effectively develop expertise in the Swedish aerospace industry in the long term is through participation in international programs, military as well as civilian." The group also stressed the strategic importance for both the Swedish aircraft industry and military that we have the competence needed to further develop the Gripen system.

Against this backdrop, it is interesting to note that the EU's defence ministers have agreed on a voluntary code of conduct for defence procurement to encourage competition in the European defence equipment market. The code will apply as of July 2006. Saab, with its high technology and efficiency, has everything to gain by greater openness in an enlarged EU market.



Anders Scharp
Chairman of the Board since 1990.

Saab's board work

During the past year the Board devoted much of its time to strategic issues.

The work of Saab's Board is focused on the long term. Responsibility for day-to-day operations rests with the company's management, which reports regularly on its work to the Board.

The Board's work is described in the corporate governance report. Our duties are now articulated in the Corporate Code of Conduct and included in the Board's rules of procedure.

I would especially like to emphasize the important work done by the Board's Audit Committee on the scope and direction of auditing work, and its continuous contacts with the auditors and follow-ups on their recommendations.

Saab's financial objectives

The Board has set as financial objectives over a business cycle to generate organic growth of 5 percent, an operating margin (EBIT) of 10 percent, a return on shareholders' equity of 15 percent and an equity/assets ratio of 30 percent. The goal is to distribute 20–40 percent of income to shareholders. The Board is proposing that the Annual General Meeting in 2006 approve a dividend of SEK 437 million, or SEK 4.00 per share.

Change in ownership

During the last year the cooperation agreement on Gripen between BAE Systems and Saab was modified. New exports will be managed under Saab's direction, while responsibility for previous orders that were jointly awarded will remain unchanged. Moreover, BAE Systems has reduced its ownership interest in Saab from 35 to 20 percent and also reduced its representation on the Board from three members to two. The cooperation between BAE Systems and Saab through Gripen International has provided us with valuable expertise in international marketing. Because of this, Saab is now well prepared for future export orders. The two companies will continue to work together on the export orders that have already been secured.

We had seen evidence time again in the last year that the expertise Saab commands stands up well to the international competition. On behalf of the Board, I would like to express my appreciation to Saab's management and employees for their enthusiastic efforts in 2005.

Business concept and strategy

BUSINESS CONCEPT

Saab is a high-technology company that offers world-leading system solutions, services and products in defence, aviation, space and civil security. Saab has technology for a changing world.

Competencies

Over the years Saab has developed technological competencies and products that are unique in the world. This expertise constitutes the core of the company.

One of Saab's strongest competencies is systems integration – the ability to develop highly advanced technical systems and get them to work together. Saab also has world-leading competence in a number of high-technology system and product areas as well as in aeronautics.

Strategy

The development projects carried out on behalf of the Swedish defence for decades have been critical to Saab's development of cutting-edge competence. These close relationships in the Swedish home market will continue, but to grow Saab has also developed trusting, sustainable relationships in new markets. In South Africa and Australia, for example, it has the opportunity to build relationships to the point where Saab is seen as an important partner for defence and security solutions on a national level as well. The opportunity also exists to develop such relationships with all the Nordic countries. One basis for this is the establishment of the Nordic Battle Group.

Saab will retain and further develop its competence in aeronautics. Through further development, the Gripen system will remain competitive for at least another 30-40 years. Saab is also developing its aeronautics competence by serving as a supplier to manufacturers of large passenger aircraft in the design and manufacture of vital subsystems, as well as through participation in international development projects such as the unmanned aerial vehicle Neuron.

In niche areas where it has world-leading systems and products, Saab will raise its share of international markets.

Saab will grow its service businesses by utilizing the know-how it commands on a consulting basis. Not only can Saab provide its high-technology expertise in development projects, but it can also offer long-term solutions where it cost-effectively handles service and support for systems and products through their entire lifecycle, or where it assumes responsibility for outsourced businesses.

In addition to development projects on behalf of customers, Saab will develop new technology and new systems and products through international collaborations with other companies and through its own research.

Saab will also grow through acquisitions. In this way, it can increase its presence in local markets and thereby create opportunities for close, sustainable customer relationships. Acquisitions are also possible as a means to increase market shares for niche products.

Three strategic areas


Defence
and Security
Solutions
Systems and
Products
Aeronautics
Saab

Saab's strategic direction is underscored by the three business segments in which it is focused: Defence and Security Solutions, Systems and Products, and Aeronautics.

Saab is a unified group in which business units work together to achieve common goals and where a focused effort is being made to create synergies and continuous efficiency improvements. The separation into three segments reflects the conditions that distinguish the various markets where Saab is active and that differ in terms of businesses and customer relationships.

Saab in the global market

To market and sell Saab's products and services outside Sweden, the business units have the support of the Group's marketing organization, Saab International.

Saab's business units have specialized competence in defence and security solutions, system and product areas, and aeronautics. Saab International encompasses the collective knowledge of markets and customers outside Sweden.

Saab International identifies business opportunities and assists business units from their initial contact with the customer through the entire sales and aftermarket process.

Industrial cooperation

Aviation and defence orders often involve investments of huge importance financially, industrially and politically. It is not unusual therefore that the customer sets demands over and above delivery of the product. For example, it may want some of the production or development work to be done in its country or it may want the contract tied to a broad-based, long-term offset program that entails some form of industrial, commercial or research-related cooperation.

Saab's marketing organization includes a special unit, Saab Industrial Cooperation, which designs offset programs and ensures that they are implemented.

Technology for a safer society

The business segment Defence and Security Solutions develops and manufactures advanced command, control and communication systems. Operations also comprise a wide range of integration services, integrated support and logistical solutions, and sophisticated technical consulting services. The emerging market for civil security is an important element.

Saab has the proven ability to develop robust, high-technology systems for communication and command and control and can integrate various technical systems to work fluidly together – to build "systems of systems."

The Swedish Air Force's combat management system – which links command and control centers, aerial surveillance through land-based and airborne radar, and radio and data communication between bases and aircraft – is one of the system-of-systems solutions Saab has conducted. Thanks to the experience it has gained by taking respons-ibility for complex systems and getting them to work together, Saab has been given chief responsibility, working together with Ericsson, IBM and Boeing, to develop the basic structure of a future Swedish net-centric defence. The idea is to utilize advanced information technology to link sensors, information systems, decision makers and resources.

Command and control systems

Saab's specialties include tactical command and combat systems, a number of which it has developed for land, sea and airborne forces. Designing such a system requires an understanding of the customer's specific needs as well as expertise in the right architecture for the system and technical know-how in the products it includes.

The command and control system on a ship is a good example of an integrated system in which tactical command is linked to radar and other sensors, the fire control system and missiles. The ship's command and control system must also be integrated with other naval forces and with combat commanders. Saab has a wealth of expertise in building this type of system and has, among others, designed and delivered the combat system for Australia's ANZAC class frigates and the Swedish Navy's new corvettes.

High efficiency and competitiveness

A growing trend among defence authorities and other government agencies in Sweden and many other countries in the world is to outsource portions of their operations in order to focus on their core missions while at the same time obtaining an efficient solution to their needs. The Swedish Armed Forces are typical in this respect. Among the procurements Saab was awarded during the year was to handle operation of the Swedish Armed Forces' reserve materiel warehouses.

Saab offers a wide range of integrated support solutions that make customers more efficient and competitive and ensure accessibility to systems and platforms throughout their lifecycle. The solutions range from individual products and services to comprehensive commitments with guaranteed accessibility to an aeronautics system, for example.

Sophisticated consulting services

The demand for sophisticated consulting services is growing. Saab has consultants who specialize in systems development, systems integration, and information and civil security. Years of experience from projects on behalf of both defence and civilian clients create synergies that lead to partnerships with and long-term support for clients at every development stage. Clients for these sophisticated consulting services can be found in industry, defence and other government sectors with responsibility for infrastructures in society.

Surveillance and rescue

The Saab Surveillance System consists of a Saab 2000 tourboprop aircraft equipped with Ericsson Microwave Systems' airborne radar system ERIEYE™ and onboard command and control system. Saab Surveillance System can also be equipped with Saab's of Electronic Warfare and Self Protection System. By integrating ground sensors, it can continuously monitor a country's airspace, borders and coastline. In addition to aerial surveillance and sophisticated command functions, the system can be used for search and rescue missions.

For sea surveillance, security and rescue operations, Saab offer systems that give exceptional situation awareness of sea traffic. The system currently in operation along the coast of China and Malaysia has great future potential. Saab is the world's leading manufacturer of transponders for automatic identification of ships.

Civil security

More and more countries are becoming aware of the need for civil security in a broad sense. Modern society is vulnerable and must be able to meet all types of threats against its citizens and critical social functions. The risk of terrorism and natural disasters, not to mention organized crime and the need for rapid responses to accidents, is placing growing demands on information, preparedness and coordination between various public authorities.

In Sweden, a radio communication system (Rakel) is now being created for all Swedish safety and security authorities, including the police, municipal emergency services, customs, coast guard and defence forces. Saab is part of a consortium along with EADS and Eltel Networks that is responsible for building the system. Saab's role is in design and integration. For the Swedish Coast Guard, Saab is developing Sjöbasis, an information system that collates, coordinates and communicates maritime surveillance and information to a number of authorities.

The market for civil security is gradually developing, and all indications point to increased demand for the advanced technical solutions Saab offers.

Systems and products for a global market

The business segment Systems and Products develops and sells unique systems, products and components for defence, aviation, space and civil security in the international market. Many contracts include system maintenance and operation, often for their entire lifecycle.

Saab sells systems and products in selected areas where it has cutting-edge competence and can therefore compete successfully as a world leader.

This international, cutting-edge competence is maintained and enhanced through development work, in-house research and international alliances. An important part of Saab's offering is the successive upgrade, service and maintenance of its systems and products through their entire lifecycle.

Since the majority of sales are defence-related, the customers are usually defence authorities. In some areas such as avionics – electronics for aircraft navigation and communication – Saab is a leading supplier to both military and civil aviation manufacturers.

Weapon systems

On behalf of the Swedish defence, Saab has developed a number of weapon systems that have also gained success in export markets. The Carl Gustaf anti-armour weapon was launched back in 1948. After various upgrades, it has since been sold to more than 40 countries and been complemented by the AT4 and AT4CS anti-armour systems. For the British and Swedish defences, Saab is now developing NLAW, the next-generation portable anti-armour system.

Saab is also a world leader in missile systems. It received a major order in 2005 for the RBS15 anti-ship missile from the German Navy. Moreover, it is participating in several international development projects, including Meteor, where six European countries are cooperatively developing an air-to-air missile for Gripen and other modern fighter aircraft. IRIS-T is another international missile project in which Saab is playing an important role.

Electronic warfare

Electronic warfare – warning, jamming and protection against detection and weapons – is a high-technology area where Saab has developed world-leading products that have been sold for combat vehicles and a number of aircraft, helicopters, submarines and surface vessels. An important order was received from the German Air Force in 2005 for radar warners for Tornado aircraft.

Signature management

Saab is the world leader in signature management: products and services that prevent detection by even the most advanced technical equipment. Saab's products provide protection against both visible and infrared light as well as radar and guided weapons. Since 1997 Saab Barracuda has been the sole supplier of the ultra lightweight camouflage net system (ULCANS) to the U.S. Army.

Training and simulation

Saab has a leading position in advanced training systems for land-based forces. Operations comprise everything from target material and laser-based simulators to instrumentation training compounds. The need for training is expanding as more countries participate in international missions and have to train their troops under realistic conditions. Saab is therefore established in 11 locations around the world – including the U.S., UK, Germany and Norway – to provide customers with support. In addition, there is a steadily growing demand for realistic training for rescue and special forces.

Underwater systems

Saab has world-leading competence in underwater tech-nology for shallow water and harbors. In addition to torpedoes, it has developed Double Eagle, a remote-controlled underwater vehicle. This experience is now being utilized in autonomous, unmanned underwater vehicles for both military and commercial uses, including inspecting pipelines on the seafloor.

Space

Saab is the majority owner of Saab Ericsson Space, Europe's leading independent supplier of highly sophisticated equipment for the space industry. Saab Ericsson Space supplies computers, microwave electronics and antennas for satellites as well as separation systems that detach satellites and space capsules from launchers. For example, the company is a supplier to Europe's Galileo satellite navigation project.

Aeronautics for military and civilian applications

The business segment Aeronautics comprises both military and civilian operations and is dominated by the advanced, and important, Gripen program. Civilian operations are growing through the development and supply of subsystems to the major aircraft manufacturers Airbus and Boeing. Access to future technology is assured through participation in international research and development programs such as Neuron.

In aeronautics, Saab has extensive and unique competence. Today it is one of a handful of companies in the world that can develop, manufacture and maintain modern fighter aircraft. Since it was created in 1937, Saab has developed over 4,300 aircraft, including B17, J21, Tunnan, Lansen, Draken, Viggen and most recently Gripen, a completely new, fourth-generation fighter aircraft that utilizes highly ad-vanced computer technology. In addition to military aircraft, Saab has also developed and manufactured the Saab 340 and Saab 2000 commercial aircraft. Around 500 of these regional aircraft are currently in service around the world.

Gripen

Gripen is the world's most modern fighter aircraft in operational service. It is currently used in Sweden and the Czech Republic and from 2006 will become the standard-bearer of the Hungarian Air Force. South Africa will begin operating Gripen in 2008. Export potential is high, and Saab is working aggressively in a number of markets to win more contracts. At year-end 2005, 171 aircraft had been delivered.

Gripen is designed to easily accommodate new roles and has a computer system that allows for practically unlimited upgrades. Gripen will therefore remain a modern fighter aircraft for at least another 30–40 years.

The Gripen program also leads to considerable sales of modifications, training and maintenance. One example is the prestigious Empire Test Pilot School in the UK, which began flying Gripen in 2005.

Partner to the world's major aircraft manufacturers

Saab supplies complex structural units in metal and composites as well as subsystems to commercial and military aircraft manufacturers. For Airbus, it manufactures the mid and outer fixed leading edge of the wing of the A380 superjumbo. Saab is also participating as a partner in an Airbus project to develop and manufacture the A400M, the next-generation military transport aircraft.

During the year Saab signed an agreement with Boeing on the design, development and manufacture of all cargo doors and the control systems for the flaps on the new B787 Dreamliner. As in many major aircraft contracts, the project is a long-term effort and Saab is taking part as a risk-sharing partner.

In this way, Saab plays an active part in technological development and builds its strategic competence in aeronautics, which also supports the further development of Gripen.

Research and development projects

With knowledge and experience from the Gripen program – and to ensure the aircraft's continued modernization – Saab is now in the process of developing unmanned aerial vehicles (UAVs).

Successful flights have been conducted by the SHARC and FILUR technical demonstrators. On the basis of development work with unmanned aerial vehicles, additional autonomous functions will be added to Gripen. With competence in aeronautics, sensors and systems integration, Saab also expects to develop unmanned aerial systems for military and commercial applications.

Under the supervision of Dassault of France, Saab is participating together with aircraft suppliers from another four countries in the Neuron program, a European project to develop an unmanned aerial vehicle and next-generation fighter aircraft. Saab's commitment of EUR 66 million represents approximately 20 percent of the program.

Leasing fleet, services and maintenance
Saab has a leasing fleet comprising around 220 previously manufactured Saab 340 and Saab 2000 regional aircraft. An equal number are in service with around 50 customers in over 20 countries. Through its world-leading support operations, Saab keeps these aircraft attractive in the global market.

In addition to its leasing fleet, Saab is responsible globally for maintenance and component service for its own aircraft as well as those of other manufacturers such as Embraer, Boeing, Bombardier and Fokker. Aeronautics operations also include target towing and special flight operations.

Saab's role in society

Wherever Saab is active, it is usually a major employer. It is therefore an important part of the community. A global company requires a clear, common foundation, which in Saab's case is comprised of its values: expertise, trust and drive.

In the policy document "Saab's role in society," the company has laid down its overall guidelines for ethical, environmental and social issues. It states, among other things, that Saab supports, and works activily to comply with, the principles of the UN Global Compact and OECD's Guidelines for Multinational Enterprises. The document also clarifies Saab's responsibility to customers, employees, shareholders and the community.

In addition to these overall guidelines, Group Management has established an environmental policy to ensure that Saab complies with environmental requirements from customers and legal statutes and that it contributes to sustainable development.

Saab believes it is important that every employee, while on the job, is aware of these guidelines and that the company is distinguished by human respect, shared responsibility and consideration for the environment.

Responsibility to the community
Saab acts in accordance with the laws of the countries in which it conducts business, helps to protect human rights and pays heed to considerations of health, safety and the environment.

Saab defends free and fair trade, promotes free competition and good business ethics, and supports transparency and openness. Compensation paid to agents, suppliers and partners must be based solely on the products and services procured.

The right of every nation to defend itself is written into the United Nations' Charter. Self-defence requires military materiel. Saab, which is based in a parliamentary democracy like Sweden, contributes to global security and stability through controlled exports.

In Sweden, the production and export of military materiel are governed by laws, ordinances and guidelines adopted by parliament. Supervision is handled by the National Inspectorate of Strategic Products. All transactions made by Saab which fall under this legislation must therefore be approved by the Swedish state.

Business is done between people

Saab's overall objective is to create value-added for our customers and thereby ensure the company's short- and long-term profitability. In a knowledge-intensive company like Saab, the expertise and dedication of our employees is critical to our success. It is essential therefore that we attract, retain and develop employees with the right competence. Saab is a company of opportunities, where employees will find new challenges and develop through the various stages of their careers.

For Saab, which operates in a global arena faced with constant change, it is important to have a common foundation. This consists of our corporate values – expertise, trust and drive. These values are also the basis of Saab's Human Resource Policy, which serves as guidance in our day-to-day work.

Saab's human resource work, "people management," creates opportunities to successfully implement the Group's overall business strategies. With the right person in the right place, almost anything can be accomplished. In 2005 the following four areas were prioritized: personal development discussions for all employees, increased job rotation within Saab, a higher share of female managers and higher presenteeism. Considerable effort was made during the year to adapt human resource strategy to the company's increasing internationalization, and it will remain important in the years to come.

Competence development

For a business to be successful, the right competence has to be in the right place at the right time. The company's short- and long-term needs must be clear. The development measures taken should reflect these competence needs.

Saab has a responsibility to offer development opportunities tied to the company's business. Our employees also have to be active and dedicated themselves and take responsibility for their own competence and employability.

The best way of learning is through a combination of day-to-day challenges and special development tasks. Personal development discussions bring together the needs of the business with the goals and needs of the individual. Every manager is expected to regularly conduct personal development discussions that lead to plans for future development. The goal is that all employees will receive at least one development discussion a year.

Job rotation

Saab's employees work for a geographically diverse range of business units with advanced, high-technology operations. This makes Saab in itself an attractive job market. Job rotation is promoted, as it creates opportunities to exchange knowledge and network, which is stimulating for the employee and important to Saab. As a rule, all available positions are advertised internally, and internal applicants with the right competence are given preference over external applicants. The application process is easily completed through Saab's intranet, where positions are announced, and where they can be applied for by submitting a résumé.

Leadership

At Saab, leadership is considered an important responsibility in itself. By leaders we mean line managers, project managers and others who have been assigned leadership roles by the company. Saab does not have a set template all leaders must be molded into. Instead, it is the ability to adapt leadership to different situations that is crucial.

A leader must lay the foundation for every employee to take full responsibility for their duties by keeping them informed and communicating to them how they fit into the big picture. This means translating overall goals into clear, realistic goals for their operations. Our approach is characterized by dialogue, so that all employees get involved and are motivated.

Leaders must always set a good example. A respectful attitude and self-awareness, coupled with an interest in the company's development, are prerequisites for leadership that inspires dedication and results. One of the important duties of a leader is to create an open, trusting climate where opinions are voiced in a constructive and respectful spirit and where new ideas are encouraged.

Managing talent

Leadership is also the basis for managing talent at Saab. Saab has a stated approach and concrete activities to identify, develop and retain talented employees, who are critical to Saab's continued success. Every manager is responsible for this within their unit. Saab's position on recruiting, staffing, performance evaluation and leadership development are also part of this system.

Using personal development discussions as a starting point, there is a continuous process under way to track and develop future leaders. Saab has a well-established management review process in which leadership resources, succession planning and so-called high potentials are monitored annually.

Leadership development

Saab has an extensive and diverse range of leadership development programs for employees in various stages of their personal development, from prospective or recently appointed leaders and project managers to advanced programs for experienced managers. Every manager is responsible for identifying and nominating candidates for these programs.

For younger employees, there is a program to help identify their talents and interests in order to plan for their future development. In this way, they have an opportunity to find out which duties best meet their personal interests, abilities and expectations.

For employees who have already held senior positions or had responsibility for large projects, Saab offers an advanced leadership development program specially designed for development-oriented managers and leaders. The program, ACMN, which has already been successfully conducted three times since 2000, is now being expanded into a global program for Saab's operations around the world. The focus is on strategic change management in a rapidly changing international arena.


Education level
Professor, PhD
Master of Science
Other academic
College level engineering
Other engineering
Upper secondary school
Other
%
100
75
50
25
0
-01
-02
-03
-04
-05


Years of employment
No.
5000
4000
3000
2000
1000
0
< 5
5–10
10–25
>25

Employer branding

Saab must be an attractive employer to both current and potential employees. This starts by ensuring that current employees consider Saab an attractive, professional employer. We then work extensively, continuously and with a long-term outlook to build our brand on a local, national and international level and increase awareness of and confidence in Saab.

To promote the company to engineering students in Sweden, Saab has been arranging a technology competition for the last seven years. Each year the "Swedish Championship in Technology" has attracted more participants; in 2005 there were 450. Last year the championship received Kunskapspriset, a knowledge prize awarded by NE Nationalencyklopedin AB, for the "creative, humorous and engaging way it promotes interest in engineering among the country's colleges and universities."

Diversity

Saab is a global company today, and its employees reflect this. A diverse workplace encourages creativity and new approaches that lead to development and success. Saab therefore promotes diversity. No matter what the situation, Saab actively takes advantage of opportunities to improve diversity in the organization by seeing new competencies and experience as an asset.

Saab monitors diversity work within the company through annual surveys where employees are asked how well their abilities are utilized.

Saab is striving to increase the number of women in senior positions. One element in this effort is a special mentoring program for women entering or at the start of a career in management. Mentors are experienced managers at Saab, equally divided between men and women.

The healthy company

Health and well-being are important to the company as well as the individual employee. The environment is a key factor for Saab's long-term success. By environment we mean both the working environment and the outside environment.

By focusing on presenteeism, we have made wellness and occupational health and safety a natural part of our operations.

Our employees spend a large part of their time at Saab, but they also have a life outside of work. Saab maintains a positive attitude toward each person's need for balance between work and family. For example, in Sweden it has


Share of men and women
Women
Men
%
100
75
50
25
0
-01
-02
-03
-04
-05


Age distribution
Women
Men
No.
2500
2000
1500
1000
500
0

long offered flexible schedules and compensation during parental leave.

Ethics and morals

In their relations with Saab's stakeholders, Saab employees must conduct themselves with high ethical and moral standards. This is why the company has laid down ethical guidelines and an ethics counsel has been established. The council, which is led by the company's chief legal counsel, provides advice and recommendations on complex issues in order to clarify Saab's stance on ethical and moral issues. In 2005 work began on the draft of a code of conduct for Saab's entire global operations.

Follow-ups

Human resource issues are continuously followed up within the company. The four priorities -- personal development discussions for all employees, increased job rotation within Saab, a higher share of female managers and even higher presenteeism – are measured and underscored.

Employee survey

Each year Saab conducts a global survey of its employees' views on Saab as an employer. The main aims in 2005 were to measure awareness of the Human Resource Policy, attitudes toward internal communication, and views on the future and loyalty. The survey was taken during a turbulent period of fairly extensive changes within the company, which may have skewered the results slightly.

As regards attitudes toward internal communication, the survey showed that many employees desired greater internal openness on the company's strategies, for example. On questions related to future confidence and attractiveness, employees gave the company high marks, which was also true of the working climate and awareness of the Human Resource Policy.

Key ratios	2005
Number of employees	12,830
Absenteeism	3.4 %

Saab contributes to sustainable development

In a policy document entitled "Saab's role in society," Group Management has laid down the overall guidelines for environmental and ethical issues. Saab supports, and strives to comply with, the principles of the UN Global Compact and OECD's Guidelines for Multinational Enterprises.

The purpose of Saab's policy is to ensure that customers' requirements and environmental laws are met and that Saab contributes to society's sustainable development. The policy focuses on environmental areas of importance to Saab.

Integrated environmental work

The environmental impact from Saab's business units, etc. varies greatly depending on the type of product, service and business. An ISO 14001 environmental management system is therefore being introduced in business units, etc. as needed. Even within a business unit or support department, the need for a thorough environmental management system may vary. In some cases it may be enough to introduce routines to ensure that legal requirements are met and environmental considerations are taken into account in purchases.

Management systems for quality and the environment must be integrated as a natural part of processes and methods.

ISO 14001 certified environmental management systems are used by Saab Bofors Dynamics, Saab Underwater Systems, Saab Ericsson Space, Austrian Aerospace, AerotechTelub, Saab Training Systems and Saab Bofors Test Center.

Environmental management systems that basically meet the ISO 14001 standard are used by Saab Aerosystems, Saab Aerostructures, Saab Avitronics, Saab Barracuda, Saab Aircraft, Linköping City Airport and Saab Support. To be effective, an environmental management system must not become static. The units therefore work constantly to further develop their systems.

Organization of environmental issues

The head of each business unit, etc. is responsible for ensuring that its operations comply with Saab's environmental policy. Several units have programs for environmental training that are offered as soon as needed.

Business units have one or more environmental coordinators who work together in various networks. Some units and support departments also have consultants who can offer environmental services externally or internally within Saab.

The Group's Environmental Council is responsible for developing and monitoring the environmental policy,

ENVIRONMENTAL POLICY

Through continuous improvements, Saab will reduce the environmental impact of its plants, products and services as far as technically possible and financially reasonable.

Saab will:

- Identify the environmental impact of its products and operations;
- Reduce the use and emission of hazardous materials, and make efficient use of energy and natural resources;
- Follow applicable laws and other requirements in the environmental area;
- Show openness and communicate environmental work.

supporting the business units and managing Group-wide environmental issues. The council also arranges annual in-house seminars that focus on current environmental issues.

In 2005 Saab decided to establish a special Technical Transfer Group (TTG) to collaborate on technical environmental issues involving development and design.

Managing environmental risks

Saab audits its operations and properties to assess the risk of soil contaminants. Where risks are identified, an investigation is done to clarify responsibility and assess the overall risks. The costs associated with soil remediation are borne by the responsible unit. In 2005 no soil remediation work was conducted.

Preparedness for environmental accidents is maintained by the business units as needed given the nature of their business, e.g., the Björkborn industrial zone and Karlskoga firing range as well as the industrial area for aviation operations in Linköping.

To reduce risks to humans and the environment, many business units have developed and introduced strict routines to monitor the chemicals they use. These routines are refined and improved continuously. Health and environmental information on chemical products is provided through a shared system accessed through the Group's intranet. Easily accessible information on hazardous materials is critical to reducing health and environmental risks from the use of chemical products.

Priority environmental areas

Suppliers

A large part of the components and equipment used in Saab's products is purchased from subcontractors in Sweden and abroad. It is important that they, too, abide by the same environmental demands. Saab's business units evaluate their environmental work and set demands. Naturally the focus is on the work these suppliers devote to components and equipment included in Saab's products.

Environmental improvements

Environmental improvements are made on a continuous basis through management by objectives. Targets are in place to reduce energy consumption and use of hazardous chemicals. Several operations are introducing routines to


Energy consumption
Electricity
Heat
GWh
250
200
150
100
50
0
-01
-02
-03
-04
-05

Saab is working continuously to reduce energy consumption. A reduction has been most clearly evident in electricity consumption, which was lower in 2005 than in 2004.


Emissions of volatile organic solvents (VOC)
Tonnes
500
400
300
200
100
0
-01
-02
-03
-04
-05

The reduction from 2004 to 2005 is partly due to measures taken to reduce VOC emissions. Saab Aerostructures and Saab Barracuda together account for 70% of such emissions.

take environmental aspects into consideration in their development processes and to identify and reduce the share of hazardous substances in the products they market.

There are also goals to improve transport and travel efficiency in order to reduce the contribution to the greenhouse effect, as well as to slash wastes and emissions into the air and water. These emissions primarily consist of organic solvents released into the air and metals and deicing agents released into the water. The systems used to sort wastes are continuously improved in order to increase the share of recycled material and energy.

In 2005 great interest was focused on finding ways to replace the lead and other hazardous materials often used in the electronics in Saab's products. A special Group-wide working group has participated in projects and networks, and supported the business units in their efforts to formulate strategies to meet future environmental requirements.

Safety and technical performance

To meet high safety and technical performance requirements, companies in defence, aviation and space industries still have to use substances that are classified as hazardous to humans and the environment. Saab has initiated several national and international development projects to replace hazardous substances.

In Saab's work to replace hazardous substances, the following substances have the highest priority: volatile organic solvents (VOCs), trichloroethylene (chlorinated VOCs), ozone-depleting substances (refrigerants), lead, chromates and cadmium. Over a ten-year period use of hazardous substances has been reduced drastically.

Climate issues

Saab participates in the so-called Environmental Index compiled by the insurance company Folksam. In the 2004 index Saab received a grade of four on a scale of five for climate impact. Its contribution to the greenhouse effect in 2004 was slightly less than in 2003.

For several years Saab has limited its company cars to those that meet environmental classification requirements for 2005. As of 2005 biogas or ethanol vehicles are also available. Saab's business travel agreements give a preference to environmentally friendly vehicles.

Consumption of chlorinated volatile organic solvents (chlorinated VOC)


Tonnes
50
40
30
20
10
0
-01
-02
-03
-04
-05

97% of chlorinated VOC consumption consists of trichloroethylene used for degreasing by Saab Aerostructures and Aerotech Telub. Consumption decreased from 2004 to 2005.

Financial review

Saab AB (publ.), Corporate Identity No. 556036-0793, registered office in Linköping, Sweden, has been listed on the O-list at the Stockholm Stock Exchange since 1998 and on the Attract 40 section of the O-list since 2005. The principal owners are Investor AB, with 20 percent of the shares, corresponding to 36 percent of the votes, and BAE Systems, with 21 percent of the shares, corresponding to 20 percent of the votes. The remaining 59 percent of the shares are traded on the Stockholm Stock Exchange.

Saab Group

Saab is one of the world's leading high-technology companies, with its main operations in Defence, aviation, space and security solutions. Saab has the world as its market, but research, development and production are carried out principally in Sweden. Saab consists of three business segments: Defence and Security Solutions, Systems and Products and Aeronautics.

MARKET OVERVIEW

Defence including military aviation

The global market for defence equipment generates approximately SEK 800 billion per year and is expected to grow by slightly over 1 percent annually. Saab is active in market segments in every sector: military aviation (which accounts for approximately 40 percent of the total defence market), naval systems (23 percent), helicopters (15 percent), missiles (12 percent) and land-based systems (10 percent).

Forecasts for the next 15-20 years point to relatively minor changes, with Asia being the sole exception. Growth there is expected to outpace other regions. From this time horizon, the U.S. is the largest market, with approximately 35 percent of the total global market. Asia is expected to account for nearly 30 percent of investments, with China by far the largest national market. Europe accounts for 20 percent.

The largest players in defence are Boeing, Lockheed Martin and General Dynamics in the U.S. and EADS and BAE Systems in Europe. These companies have sales 10-25 times those of Saab's.

Saab's sales of defence-related systems and products, including military aviation, amounted to slightly over SEK 15 billion in 2005. This makes it a relatively small player in the global market. Saab has a small home market, and a large number of markets are essentially closed off to it for political reasons. For this reason, Saab's total market is difficult to judge. In defence equipment markets where it is active, Saab's share of the available market is probably less than 10 percent.

Civil security

Civil security is a growing market where competence and technology developed for the military can be utilized. Areas that have shown to be well-suited to Saab include maritime security, protection of critical infrastructure, training for combat forces and crisis management systems. These areas represent an estimated SEK 100 billion annually, with the U.S. as the dominant market. The share of the global market available to Saab is anticipated to grow significantly in the years ahead.

The market is dominated by a number of U.S. companies such as Boeing, Northrop Grumman and Lockheed Martin as well as EADS of Europe and Germany's Siemens. In recent years Saab's sales of civil security systems have grown by 20 percent annually and in 2005 exceeded SEK 300 m. Consequently, Saab's global market share is less than 1 percent.

Commercial aviation

The commercial aircraft market is dominated by Boeing of the U.S. and Airbus of Europe, which manufacture large passenger aircraft.

The market for aircraft for more than 100 passengers is expected to grow by 5 percent annually in the next 20 years. The value of total commercial aircraft deliveries represents an estimated SEK 450 billion annually. The value of structures for commercial aircraft is estimated at SEK 100 billion.

The leaders in the aerostructure market are Vought, Spirit Aerosystems, Latecoere, GKN Aerospace Services, Kawasaki Heavy Industries and Mitsubishi Heavy Industries. In most cases they have been involved in the introduction of new aircraft types considerably longer than Saab, which helps explain their higher market shares.

Saab's sales of structures and subsystems for commercial passenger aircraft amounted to approximately SEK 0.5 billion in 2005, making its market share 0.5 percent. In the years ahead Saab's sales in this market are expected to grow significantly. Several new projects will begin, and delivery volumes tend to rise substantially in the initial years after a new aircraft is introduced in the market.

Looking ahead, after deliveries of the Boeing 787 and Airbus 350 begin, many older Boeing 737 and Airbus 320 aircraft will be replaced. Today they are the highest-volume products in the commercial aircraft market. This is in addition to the market for leasing and maintenance of regional aircraft.

Space

The global market for space operations is growing by 10 percent per year and is estimated to have a total value of SEK 750 billion. A large share, 60 percent, relates to satellite services and is growing quickly, while the sectors for satellite production and launching services – in which Saab is active – comprise 10 and 3 percent, respectively, of the total space market.

The U.S. dominates both the commercial and institutional market. NASA's investments account for slightly over 16 percent, and the U.S. defence for 17 percent, of the total market.

Europe's investments through ESA account for 4 percent of the global market. The Swedish space budget is SEK 650 m., just one thousandth of the global market, the large part of which is invested in pan-European projects through ESA.

The market is dominated by a number of U.S. companies such as Lockheed Martin, Boeing, Loral Soace Systems and Northrop Grumman as well as EADS of Europe and the French-Italian alliance Alcatel Alenia Space.

Saab Ericsson Space's customers consist primarily of manufacturers and operators in Europe and the U.S. Through a strong focus on select technological areas, Saab has attained a good market share in its niches. In separation systems for launchers, it has 80 percent of the available commercial worldwide market.

Sales of space-related products in 2005 amounted to nearly SEK 700 m., of which 45 percent related to commercial orders and 55 percent to orders from publicly financed programs, mainly through ESA.

STRUCTURAL CHANGES

Acquisitions and divestments during the year

On May 16, 2005 Saab acquired 56 percent of Grintek Ltd of South Africa at the price of SEK 405 m. Having previously owned 21 percent of the company, which was acquired for SEK 108 m., Saab raised its interest to 77 percent of the capital. The remainder is owned by Kunene Bros Holding. Grintek is a Defence and technology company with operations in Defence electronics and telecommunications.

Saab Training Systems formed a joint venture with EADS Deutschland GmbH. Saab acquired 70 percent of the part of EADS Defence Electronics in Friedrichshafen, Germany active in the development and sale of live training products.

The Swedish Armed Forces signed an agreement with AerotechTelub to outsource operation of the central spare parts warehouse in Arboga and the Garnison warehouse. The Armed Forces retains ownership and procures all spare parts. The initial stage affects some 50 personnel at the central warehouse in Arboga, who have been hired by AerotechTelub.

Saab and TietoEnator formed a joint venture, TietoSaab Systems Oy, with the aim of becoming a major supplier in defence and civil security solutions in Finland. At the same time Saab extended its cooperation with TietoEnator in IT support. The joint venture, which launched operations on January 1, 2006, is based in Finland. TietoEnator owns

60 percent and Saab 40 percent of TietoSaab Systems Oy, which also includes the Saab-owned company Elesco.

Saab signed an agreement to acquire Aerospace Monitoring and Systems Pty Ltd (AMS) in South Africa. AMS develops and produces advanced avionics for military and commercial aircraft. The acquisition is subject to approval by regulatory authorities, which is expected in April 2006. The company will become part of the business unit Saab Avitronics.

The streamlining of Saab's operations continued during the year. Among other things, CSM Materialteknik, was sold to Bodycote International Plc.

Saab sold its entire holding in Nammo – Nordic Ammunition Company – to Patria Oy of Finland and the Norwegian state. Nammo had previously been owned jointly by the Norwegian state (45 percent), Patria (27.5 percent) and Saab (27.5 percent).

Through its sale of the shares in Celsius Fastighets AB, Saab sold the property Hamnen 21:149 in Malmö, Sweden, to Peab. The property encompasses the original inner Kockums area of Malmö.

OPERATIONS

Since January 1, 2005 the Group's business units are divided into three business segments – Defence and Security Solutions, Systems and Products and Aeronautics – which are used for reporting and oversight purposes.

Corporate comprises Group staffs and departments and peripheral operations. It also includes the leasing fleet of 217 Saab 340 and Saab 2000 aircraft. Operational responsibility for the leasing fleet lies with Aeronautics.

Defence and Security Solutions

The business segment Defence and Security Solutions develops and manufactures advanced command and communication systems. Operations also comprise a wide range of integration services, integrated support and logistical solutions, and sophisticated technical consulting services. The emerging market for civil security is an important element. The segment's business units include Saab Systems, Saab TransponderTech, AerotechTelub, Saab Contracting, Saab Grintek and Saab Metech.

In 2005 the segment accounted for 27 percent of consolidated sales. 45 percent was generated in the export market.

Defence and security solutions, which are designed in close cooperation with the customer, entail a close, long-term relationship. For years Saab has developed, supplied and maintained combat management and communication systems and coordinated system solutions in the Swedish home market. Operations are gradually being broadened through international collaborations and expansion to new markets. Higher growth is expected in the emerging market for civil security.

Systems and Products

The business segment Systems and Products develops and sells unique systems, products and components in Defence, aviation, space and civil security in the international market. Many orders include lifetime commitment for maintenance and operation of supplied systems.

The segment's business units include Saab Avitronics, Saab Training Systems, Saab Barracuda, Saab Bofors Dynamics, Saab Underwater Systems and Saab Ericsson Space.

The segment accounted for 34 percent of consolidated sales in 2005, of which 67 percent was generated in the export market.

Customers include Defence authorities, public agencies, aircraft manufacturers and air carriers in a number of countries. Saab focuses on select market segments. The potential for increased sales in international markets is significant.

Aeronautics

The business segment Aeronautics, which includes both military and commercial operations, is dominated by the advanced Gripen program. Commercial operations are expanding through the development and supply of subsystems for the major aircraft manufacturers Airbus and Boeing. Access to future technology is assured through participation in international research and development programs such as Neuron.

The segment's business units include Saab Aerosystems, Gripen International, Saab Aerostructures, Saab Nyge Aero, Saab Aircraft, Saab Aviocomp and Saab Aircraft Leasing.

The segment accounted for 39 percent of consolidated sales in 2005, of which 44 percent was generated in the export market.

The business segment Aeronautics is characterized by close, long-term customer relationships and a serves as a base for Saabs other products services.

The Gripen program entails continual upgrades as well as service and support for the air forces that use the fighter.

International markets offer growth potential for Saab as a partner in aircraft development programs such as UAV's. Saab is also strengthening its position as a partner and supplier of aircraft structures, advanced products and complex systems for both world-leading commercial aircraft manufacturers, Airbus and Boeing, and as a service company providing training, repairs and maintenance.

Deliveries of the new Gripen to the Swedish Air Force will gradually diminish. Through orders for modifications and upgrades of the Swedish program as well as orders from other customers, activity in aeronautics systems will be maintained at a level that ensures that Saab's strategic aeronautic expertise remains intact.

Internal restructurings

During the year Saab decided to implement an organizational change with the aim of better utilizing resources and paving the way for new orders by combining operations that closely cooperate with each other. This change means that as of January 1, 2006 Saab consists of 15 business units instead of the previous 19. The following segments and business units now apply:

Defence and Security Solutions	Systems and Products	Aeronautics
Saab Aerotech	Saab Avitronics	Saab Aerosystems
Saab Communication	Saab Barracuda	Saab Aerostructures
Saab Grintek	Saab Bofors Dynamics	Saab Aircraft Leasing
Saab Systems	Saab Ericsson Space	Gripen International
Combitech	Saab Training Systems	
	Saab Underwater Systems	

The following business units were transferred to new business units: AerotechTelub, Saab Aircraft, Saab Aviocomp, Saab Contracting, Saab Metech, Saab TransponderTech and Saab Nyge Aero.

The largest changes are due to the new business units Combitech, Saab Communication and Saab Aerotech. The business unit Combitech, which was previously part of the business unit AerotechTelub, provides consulting services. The mission of Saab Communication is to supply robust communication systems and services to military and commercial customers. The business unit Saab Aerotech offers customized support and logistics solutions to defence and commercial customers in select markets and regional aircraft operators in the global market.

The new organizational structure means that SEK 970 m. of the business segment Aeronautics' sales has been shifted to the business segment Defence and Security Solutions. The corresponding figures for operating income and employees are SEK 110 m. and 500. Figures refer to 2005.

In connection with the reorganization of its business units, Saab also decided to streamline its legal corporate structure. As of January 1, 2006 the operations of Saab Nyge Aero AB, Saab Contracting AB and Saab Aircraft AB were transferred to Saab AB. All operations, excluding the consulting portion of AerotechTelub AB, were also transferred to Saab AB, while the consulting operations remained in the company, which has changed its name to Combitech AB. The operations of Combitech Systems AB were transferred to Combitech AB. Saab Aviocomp's operations will be transferred to Saab during the first half of 2006.

In 2005, 829 employees were laid off, of whom 678 left Saab during the year. The business units mainly affected by layoffs are Saab Aerostructures, Saab Aerosystems, AerotechTelub, Saab Avitronics and Saab Training Systems.

THE SAAB GROUP IN 2005

Orders

The Group's order bookings amounted to SEK 17,512 m. (16,444). Sixty-three percent (62) of orders came from customers outside Sweden and 72 percent (78) were attributable to defence-related operations. The order backlog at year-end amounted to SEK 42,198 m. (43,162).

Order bookings by business segment

SEK m.	2005	2004
Defence and Security Solutions	6,738	4,560
Systems and Products	6,726	6,134
Aeronautics	4,572	5,970
Corporate	193	674
Internal	-717	-894
Saab Group	17,512	16,444

Order bookings for Defence and Security Solutions rose by SEK 2,178 m. in 2005 to SEK 6,738 m. (4,560), a gain of 48 percent. Excluding Saab Grintek, which was acquired in 2005, the increase was 23 percent. Within the business segment, order bookings rose for all business units. Major orders received during the year included a fire control system for the Dutch Army's CV9035 combat vehicles valued at SEK 650 m. and an upgrade of the combat system capability of Australia's ANZAC frigates worth approximately SEK 680 m.

Order bookings for Systems and Products rose by SEK 592 m., or 10 percent, to SEK 6,726 m. (6,132). Within the business segment, orders rose for Avitronics and Saab Bofors Dynamics, while order bookings decreased for other business units. Among major orders received during the year were for radar warning equipment for the German Air Force's Tornado aircraft valued at SEK 1 billion. In addition, a production order was received for the IRIS-T air-to-air missile worth SEK 850 m. The German Navy placed an order for the RBS15 antiship missile system valued at SEK 350 m. Saab Barracuda received an order for the Ultra Lightweight Camouflage Net System (ULCANS) from the U.S. Defence worth SEK 500 m. In December an order was received from the Swedish Army for a new antitank weapon system, NLAW, with the Swedish designation Robot 57, worth SEK 500 m.

Order bookings for Aeronautics amounted to SEK 4,572 m. (5,970), a decrease of SEK 1,398 m. Order bookings for Saab Aerostructures rose and were received for, among other things, design, development and production of cargo doors for the Boeing 787. The order value was approximately SEK 800 m. Order bookings for Saab Aerosystems, which decreased, related primarily to modifications and aftermarket services for Gripen.

Order backlog by business segment

SEK m.	2005	2004
Defence & Security Solutions	5,021	2,895
Systems & Products	16,325	16,212
Aeronautics	22,248	26,088
Corporate	163	-
Internal	-1,559	-2,033
Saab Group	42,198	43,162

The order backlog at the end of the period was SEK 42,198 m., against SEK 43,162 m. at the beginning of the year. The acquisition of Grintek raised the order backlog by approximately SEK 1 billion. Foreign orders account for 75 percent (70) of the backlog, while 88 percent (92) was attributable to defence-related operations.

The order backlog includes:

- Gripen to Sweden and on export
- Active and passive countermeasure systems
- Missile systems for air, sea and land
- Structures and subsystems for Airbus and Boeing
- Anti-tank systems
- Command and control, avionics and fire control systems
- Signature management systems

Sales

Group sales rose compared with the previous year to SEK 19,314 m. (17,848), a gain of 8 percent. Organic growth was approximately 6 percent adjusted for the acquisition of Grintek and divested units. Sales by quarter and business segment are shown on page 48.

Of sales, 82 percent (80) related to the defence market. Sales in foreign markets amounted to SEK 10,773 m. (8,582), exceeding revenue in the home market and accounting for

56 percent (48) of total sales. Total exports from the Group's Swedish companies were SEK 7,912 m. (6,608). The Group's exports to the EU market amounted to SEK 5,012 m. (4,319) and total sales in the EU, excluding Sweden, were SEK 5,420 m. (4,604).

Sales by geographic market

SEK m.	2005	% of sales.	2004	% of sales.	Change
Sweden	8,541	44%	9,265	52%	-724
Rest of EU	5,420	28%	4,604	25%	816
Rest of Europe	343	2%	474	3%	-131
Total, Europe	14,304	74%	14,343	80%	-39
North America	1,608	8%	1,335	7%	273
Latin America	83	-	106	1%	-23
Asia	684	4%	887	5%	-203
Australia, etc.	1,195	6%	1,171	7%	24
Africa	1,440	8%	6	-	1,434
Saab Group	19,314	100%	17,848	100%	1,466

Sales in the EU relate primarily to Germany, England, Hungary and France. Revenue of SEK 1,440 m. in Africa relates mainly to Saab Grintek's and Saab Aerosystems' sales in South Africa.

Sales by business segment

SEK m.	2005	2004	Change
Defence & Security Solutions	5,458	4,557	19.8%
Systems & Products	7,397	6,826	8.4%
Aeronautics	7,685	6,796	13.1%
Corporate	30	659	-
Internal	-1,256	-990	-
Saab Group	19,314	17,848	8.2%

Sales for Defence and Security Solutions rose to SEK 5,458 m. (4,557). The increase is mainly due to the consolidation of Grintek in June and increased system deliveries and services from Saab Systems. Other units were in line with the previous year.

Sales for Systems and Products rose to SEK 7,397 m. (6,826) through higher volumes in the U.S. market for Saab Barracuda as well as Saab Bofors Dynamics' increased sales of NLAW and the RBS 70 missile system. Sales for Saab Avitronics rose through the consolidation of the South African operations. Saab Ericsson Space was in line with the previous year, while volumes for Saab Underwater Systems and Saab Training Systems were lower year-to-year.

Aeronautics' sales rose to SEK 7,685 m. (6,796). Sales for Saab Aerosystems rose through higher invoicing in export markets. Of total sales, 56 percent (67) relates to the Swedish market, including deliveries of batch 3 of Gripen, representing 16 (16) Gripen. Gripen deliveries to the Czech Republic were finalized in September. During the year Saab Aerostructures increased its sales to Airbus, which now amount to approximately SEK 450 m. Saab Aircraft's sales of support and spares for the Saab 340/Saab 2000 fleet decreased compared with the previous year due to continued market pressures. Saab Aviocomp was also adversely affected by difficult market conditions. The restructuring of Saab Nyge Aero has led to a concentration of operations, resulting in lower sales.

Income, margin and profitability

Operating income amounted to SEK 1,652 m. (1,853), corresponding to a margin of 8.6 percent (10.4). Operating income was affected by structural costs of SEK 321 m. (183), of whichenvironmental commitments amounted to SEK 82 m. (0). Excluding structural costs, the margin was 10.2 percent (11.4), and income before structural costs amounted to SEK 1,973 m. (2,036).

Income was also charged with provisions for the helicopter program of SEK 250 m. in the second quarter of 2005. In 2004 income was charged with termination costs for a torpedo contract of SEK 160 m. Income for defence-related operations, excluding the helicopter program, has continued to improve for most units. Lower margins from the Gripen program are reducing Saab Aerosystems' income and margin, however.

Income statement

SEK m.	2005	2004
Sales	19,314	17,848
Cost of goods sold	-15,003	-13,596
Gross income	4,311	4,252
Margin	22.3%	23.8%
Other operating income	322	175
Marketing expenses	-1,203	-1,286
Administrative expenses	-1,132	-948
Research and development costs	-552	-388
Other operating expenses	-159	-27
Share in income of associated cos.	65	75
Operating income[1]	1,652	1,853
Margin	8.6%	10.4%
Share in income of associated cos.	-20	-
Financial income and expenses	-81	-141
Income after financial items	1,551	1,712
Taxes	-352	-402
Net income for the period	1,199	1,310
Of which Parent Company shareholders' interest	1,189	1,275
Of which minority interest	10	35
Earnings per share before and after full conversion, SEK[2]	10.89	11.78
[1] Includes depreciation of	-939	-967
of which depreciation of lease assets	-419	-474
[2] Average number of shares	109,150,344	108,234,126

The transition from the previous accounting standards to IFRS is detailed in Notes 48 and 49.

The gross margin was slightly lower than the previous year at 22.3 percent (23.8) and was affected by provisions for the helicopter program. As a whole, administrative and marketing expenses were slightly higher than the previous year due to higher administrative expenses mainly resulting from acquisitions. Marketing expenses, which often vary over time, were slightly lower. The year's internally funded investments in research and development amounted to SEK 737 m. (758), of which a total of SEK 292 m. (419) has been capitalized and SEK 552 m. (388) has been charged to operating income for the year, which includes depreciation of SEK 107 m. (49). Other operating income during present and previous years includes capital gains, currency gains and results from secondary activities. The capital gains on the sales of CSM Materialteknik and the associated company Nammo amounted to SEK 58 m. and SEK 160 m., respectively. Other operating expenses consist of exchange rate differences and provisions for environmental commitments of SEK 82 m. The share of income in associated companies relates primarily to after-tax income in Nammo and Hawker Pacific.

Net financial income and expenses amounted to SEK -101 m. (-141), of which the share in income of associated companies held as financial assets amounted to SEK -20 m. The average return on external investments was 2.37 percent (3.96). The financial net was affected positively by unrealized changes in the value of liquidity investments of SEK 16 m. Project interest from utilized advanced payments reduced the financial net by SEK 64 m. (76) and is reported as gross income. The Group's income after financial items amounted to SEK 1,551 m. (1,712).

Current and deferred taxes amounted to SEK –352 m. (–402). See also Note 14 "Taxes."

Net income for the year was SEK 1,199 m. (1,310), of which the minority interest amounts to SEK 10 m. (35). Earnings per share for the Parent Company's shareholders' interest amounted to SEK 10.89 (11.78).

The pretax return on capital employed was 14.6 percent and the after-tax return on equity was 13.5 percent. Definitions of key ratios can be found in Note 51.

To increase transparency, structural provisions totaling SEK 321 m. (183) are reported separately by business segment and at the aggregate level in operating results.

Provisions for structural costs are divided by line item in the income statement. Thus, restructuring costs of SEK 192 m. (178) are included in gross income, SEK 47 m. (5) in administrative and marketing expenses, and SEK 82 m. in other operating expenses.

Operating income by business segment

SEK m.	2005	% of sales	2004	% of sales
Defence & Security Solutions	563	10.3%	402	8.8%
Systems & Products	826	11.2%	617	9.0%
Aeronautics	223	2.9%	751	11.1%
Corporate	40	-	83	-
Saab Group	1,652	8.6%	1,853	10.4%

Operating income by business segment with structural costs reported separately

SEK m.	2005	% of sales	2004	% of sales
Defence & Security Solutions	592	10.8%	455	10.0%
Systems & Products	870	11.3%	706	10.3%
Aeronautics	365	4.7%	779	11.5%
Corporate	146	-	96	-
Total	1,973	10.2%	2,036	11.4%
Structural costs	-321		-183	
Saab Group	1,652	8.5%	1,853	10.4%

Depreciation/amortization by business segment

SEK m.	2005	2004
Defence & Security Solutions	116	95
Systems & Products	167	180
Aeronautics	130	105
Corporate - lease assets	419	474
Corporate - other	107	113
Saab Group	939	967

Operating income for Defence and Security Solutions amounted to SEK 563 m. (402), with an operating margin of 10.3 percent (8.8). The income improvement was mainly due to higher margins for Saab Systems. Structural costs amounted to SEK 29 m. (53).

Systems and Products improved its operating income to SEK 826 m. (617), with an operating margin of 11.2 percent (9.0). Structural costs amounted to SEK 44 m. (89). Operating income before structural costs for most units was in line with the previous year. Last year's income was charged with termination costs of SEK 160 m. Income for Saab Training Systems decreased due to lower volumes.

Operating income for Aeronautics declined to SEK 223 m. (751) due to lower margins in the Gripen program and lower volumes in Saab Aircraft and Saab Aviocomp. Structural costs of SEK 142 m. (28) were charged against income. Provisions for the helicopter program resulted in a charged against income of SEK 250 m. The operating margin was 2.9 percent (11.1). Excluding structural costs, the margin was 4.7 percent (11.4).

Corporate reported operating income of SEK40 m. (83). Income was affected positively by gains on the sales of the associated company Nammo and CSM Materialteknik. In total, capital gains on the sale of subsidiaries and associated companies amounted to SEK 238 m. during the year. Structural costs were SEK 106 m. (13), of which environmental commitments amounted to SEK 82 m. The previous year was also affected positively by nonrecurring items. Corporate consist of shared Group expenses, income and expenses attributable to support operations, trading, results from certain operating companies and results in connection with liquidations. Consequently, results can vary between periods. Results from leasing operations for the Saab 340 and Saab 2000 fleet, which are reported in Corporate, had no impact on income during the period. In September Northwest Airlines filed for Chapter 11 bankruptcy protection. This will affect leasing operations, since Mesaba Aviation operates 63 Saab 340 on behalf of Northwest Airlines. In October Mesaba Aviation also applied for bankruptcy protection. Of the 63 aircraft, 17 are guaranteed by the Swedish Export Credits Guarantee Board and 46 are covered by portfolio insurance. The outcome of bankruptcy negotiations will not be known until sometime in spring 2006.

Balance sheet, financing and liquidity

Balance sheet

SEK m.	12/31/2005	1/1/2005	12/31/2004
ASSETS			
Fixed assets			
Intangible fixed assets	3,222	2,822	2,822
Tangible fixed assets	4,208	4,100	4,139
Lease assets	4,077	4,371	4,371
Biological assets	217	213	213
Investments properties	62	59	59
Shares in associated companies	316	540	540
Financial investments	128	263	263
Long-term receivables	1,090	1,006	1,006
Deferred tax receivables	319	675	675
Total fixed assets	13,639	14,049	14,088
Current assets			
Inventories	3,962	3,773	3,773
Financial instruments	434	1,227	-
Tax assets	93	108	108
Account receivables	3,017	2,657	2,722
Prepaid expenses and accrued income and	608	635	635
Other receivables	2,578	1,727	1,864
Short-term investments	4,624	3,183	3,183
Cash and marketable securities	1,574	1,136	1,136
Total current assets	16,890	14,446	13,421
Assets held for sale	65	182	-
Total assets	**30,594**	**28,677**	**27,509**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Parent Company's shareholders' interest	9,179	8,198	8,118
Minority interest	314	103	103
Total shareholders' equity	9,493	8,301	8,221
Long-term liabilities			
Long-term interest-bearing liabilities	739	793	793
Lease obligations	665	1,315	1,315
Other long-term liabilities	388	344	344
Provisions for pensions	2,939	3,034	3,034
Other provisions	2,214	1,817	1,914
Deferred tax liabilities	28	50	50
Total long-term liabilities	6,973	7,353	7,450
Current liabilities			
Short-term interest-bearing liabilities	315	315	315
Advance payments from customers	3,528	2,860	2,860
Accounts payable	1,263	1,173	1,175
Lease obligations	858	910	910
Financial instruments	365	266	-
Tax liabilities	167	92	92
Other liabilities	827	712	712
Accrued expenses and deferred income	6,152	6,268	5,352
Provisions	616	422	422
Total current liabilities	14,091	13,018	11,838
Liabilities for assets held for sale	37	5	-
Total liabilities	21,101	20,376	19,288
Total shareholders' equity and liabilities	**30,594**	**28,677**	**27,509**

The transition from the previous accounting standards to IFRS is detailed in Notes 48 and 49.

Goodwill and other intangible assets amounted to SEK 3,222 m. (2,822), of which 1,777 m. (1,618) was goodwill primarily attributable to the acquisition of Celsius. The remaining goodwill relates mainly to the acquisitions of Saab Grintek, Saab Avitronics and Combitech Systems. As of 2004 goodwill is no longer amortized; instead it is tested annually for impairment. In 2005 no write-down was needed; see also Note 15. Intangible assets also consist of capitalized development expenses for the export version of Gripen, radar jamming systems and missile systems. Capitalized development expenses are amortized over the estimated sales volume. Amortization for the year amounted to SEK 107 m. (49). See also Note 15.

Property, plant and equipment are used in core operations. Investment properties refer to properties leased to outside parties and valued at estimated fair value. Investment properties are not depreciated; instead, both realized and unrealized changes in value are reported in the income statement. Biological assets consist of forest assets. In the event of a change in fair value, the change is included in income. Lease assets relate primarily to the leasing fleet of regional aircraft. During the year 46 aircraft were sold and 3 purchased.

Long-term interest-bearing receivables consist primarily of receivables from asset sales. Shares in associated companies include the shares in Hawker Pacific, EURENCO and Wah Nobel. Deferred tax assets relate mainly to unutilized tax deductions for provisions and unutilized tax loss carryforwards.

Inventories are reported after deducting utilized advances. Other receivables relate primarily to receivables from customers (after deducting utilized advances) and receivables from divested financial assets.

Assets held for sale refer to a small business currently for sale.

Provisions for pensions decreased due to a redemption of the FPG/PRI pension obligation of SEK 208 m. during the year. Future pension obligations have been restated to reflect a change in actuarial assumptions. The change relates primarily to a lower discount rate; see also Note 36. The cumulative unreported actuarial loss amounted to SEK 443 m. (243).

Provisions for deferred taxes relate to non-offsetable items in partly owned and foreign companies. Other provisions and lease obligations consist mainly of future commitments and liabilities for regional aircraft.

From the start of the year cash and marketable securities, less interest-bearing liabilities, rose by SEK 1,933 m. to SEK 5,144 m. (3,211). The Group's net liquidity including interest-bearing receivables and after deducting provisions for pensions rose to SEK 2,856 m. from SEK 781 m. at the beginning of the year. In March Saab AB signed a 5+1+1 year credit facility of SEK 4 billion to increase its long-term financial flexibility. As of December 31, 2005 the credit facility had not been utilized. In December 2005 the Board of Directors decided to establish a new pension fund, Saab Pensionsstiftelse, and allocate approximately SEK 2,500 m. to it, equivalent to the Group's PRI liability. The Group's total assets will therefore decrease by the same amount, due to the reduction in cash and cash equivalents. Capitalization of the pension fund will be completed in the first quarter of 2006.

The Group's equity/assets ratio was 31.0 percent, against 28.9 percent at the beginning of the year. Shareholders' equity related to the Parent Company's shareholders amounted to SEK 9,179 m. (8,118), compared with SEK 8,198 m. at the beginning of the year, or SEK 84.10 per share (74.37).

Condensed subdivided balance sheet as of December 31, 2005

SEK m.	Saab	Saab Aircraft Leasing	Eliminations	Saab Group
Assets				
Goodwill and other intangible assets	3,222	-	-	3,222
Property, plant and equipment, etc.	4,485	2	-	4,487
Lease assets	-	4,077	-	4,077
Long-term interest-bearing receivables	489	-	-	489
Shares etc.	1,908	-	-1,500	408
Deferred tax assets	486	-	-167	319
Inventories	3,954	8	-	3,962
Short-term interest-bearing receivables	162	-	-	162
Other receivables	6,567	703	-	7,270
Cash and marketable securities	6,101	97	-	6,198
Total assets	27,374	4,887	-1,667	30,594
Shareholders' equity and liabilities				
Shareholders' equity	9,556	1,437	-1,500	9,493
Provisions for pensions	2,939	-	-	2,939
Provisions for deferred taxes	28	167	-167	28
Other provisions	2,068	762	-	2,830
Liabilities to credit institutions	1,033	21	-	1,054
Lease obligations	-	1,523	-	1,523
Advance payments from customers	3,528	-	-	3,528
Other liabilities	8,222	977	-	9,199
Total shareholders' equity and liabilities	27,374	4,887	-1,667	30,594

Cash flow

Operating cash flow amounted to SEK 2,540 m. (325) during the period and was distributed between cash flow from operating activities of SEK 2,599 m. (259), the acquisition of Grintek SEK -277 m. (-108), other acquisitions SEK -16 m. (5), divestments of subsidiaries SEK 257 m. (184) and the regional aircraft business SEK -23 m. (-5). The improvement compared with the previous year was attributable to higher advance payments from customers and an increase in other liabilities due to higher advance invoicing. Cash flow from investing activities improved through lower investments in tangible and intangible fixed assets. During the year 43 Saab 340 were sold, due to which working capital decreased and cash flow from investing activities was affected positively. The net of these items was positive at approximately SEK 180 m.

Statement of cash flows

SEK m.	2005	2004
Cash flow from operating activities		
Income after financial items	1,551	1,712
Adjustments for items not affecting cash flow	1,137	921
Tax paid	-110	-26
Cash flow from operating activities before changes in working capital	2,578	2,607
Working capital		
Inventories	356	-306
Receivables	-43	573
Advance payments from customers	481	-1,126
Other liabilities	417	-135
Lease obligations	-1,022	-418
Provisions	-331	-330
Change in working capital	-142	-1,742
Cash flow from operating activities	2,436	865
Investments in intangible fixed assets	-293	-420
Investments in tangible fixed assets	-296	-348
Disposal/acquisition of lease assets	690	41
Acquisition of companies	-293	-108
Disposal of subsidiaries	257	184
Disposal/acquisition of shares etc.	2	-5
Disposal of tangible and intangible fixed assets	37	116
Cash flow from investing activities	104	-540
Operating cash flow	2,540	325

Operating cash flow by business segment

SEK m.	2005	2004
Defence & Security Solutions	466	266
Systems & Products	485	-377
Aeronautics	1,643	326
Corporate	-54	110
Saab Group	2,540	325

Capital employed by business segment

SEK m.	2005	2004
Defence & Security Solutions	3,473	2,526
Systems & Products	4,191	4,078
Aeronautics	2,389	2,547
Corporate	3,434	3,212
Saab Group	13,487	12,363

Financial objectives - goal fulfillment

Saab's long-term objective is an average operating margin after depreciation and amortization of at least 10 percent and before depreciation and amortization of 15 percent. The objective for return on equity is 15 percent, based on current interest rate levels. The equity/assets ratio objective should exceed 30 percent.

Percent	Target	2005	2004
Operating margin after depreciation/amortization	10.0	8.6	10.4
Operating margin before depreciation/amortization	15.0	13.4	15.8
Return on equity	15.0	13.5	16.7
Equity/assets ratio	30.0	31.0	29.9

Contingent liabilities

No significant new contingent liabilities were added during the year.

Capital expenditures

The Group's gross capital expenditures for property, plant and equipment, excluding lease assets, amounted to SEK 296 m. (348).

Gross capital expenditures

SEK m.	2005	2004
Defence & Security Solutions	78	56
Systems & Products	128	160
Aeronautics	52	69
Corporate	38	63
Saab Group	296	348

Research and development

To maintain a leading position in its businesses, the Group allocates considerable resources to research and development, where approximately 2,000 persons are employed. Investments in research and development are made primarily for customers in the business segments Systems and Products and Aeronautics. The year's total expenditures for research and development amounted to SEK 3,546 m. (3,929), of which SEK 2,809 m. (3,171) relates to customer-funded development.

Research and development expenditures

SEK m.	2005	2004
Defence & Security Solutions	544	594
Systems & Products	1,760	2,062
Aeronautics	1 ,242	1,265
Corporate	-	8
Saab Group	3,546	3,929
As percent of sales	18	22

Internally financed development related mainly to the export version of Gripen and the further development of electronic warfare and missile systems. Research and development expenditures are classified as intangible assets and under certain circumstances are capitalized. Capitalization for the year amounted to SEK 292 m. After the year's amortization of SEK107 m. (49) and acquisitions/divestments of SEK 75 m., the closing balance of the capitalized product development amounts to SEK 1,408 m. (1,148).

Personnel

At the end of the period the Group had 12,830 employees, against 11,936 at the beginning of the year. The number of employees in recently acquired Grintek was 1,387.

Personnel by business segment

Number at end of period	2005	2004	Change
Defence & Security Solutions	4,378	3,552	826
Systems & Products	4,168	3,850	318
Aeronautics	3,680	3,832	-152
Corporate	604	702	-98
Saab Group	12,830	11,936	894

Outlook for 2006

Saab's long-term financial objectives remain unchanged: 5 percent organic growth and an operating margin of 10 percent over a business cycle. In 2006 we expect sales growth of nearly 10 percent, of which about 6-7 percent will be organic and the rest mainly due to the inclusion of Grintek for the full year. The underlying operating margin is expected to reach the 10 percent objective before the effect of structural costs of approximately SEK 250 million in 2006.

Share repurchase

The Board of Directors will propose that the Annual General Meeting authorize it to decide to repurchase up to 10 percent of the company's outstanding shares. The purpose of the authorization is to provide the Board with increased scope for action in working with the company's capital structure and to enable acquisitions where considered appropriate. As proposed, the mandate would apply until the following Annual General Meeting. Repurchases may be made over the stock exchange or through offerings to shareholders. It is also proposed that the Board's mandate include the option to transfer repurchased shares in accordance with current legislation.

Licensing requirements

Production of aircraft and aircraft components by the Parent Company, Saab AB in Linköping, is subject to licensing according to the Swedish Environment Code due to the surface treatment processes, manufacture of composite material, handling of chemical substances, airport operation and the size of the manufacturing facilities. The environmental impact of these operations primarily arises from emissions of organic solvents (VOCs) into the atmosphere and of metals and de-icing agents into waterways, the generation of industrial wastes and noise disturbing local surroundings. The operations subject to licensing predominantly entail manufacturing. The National Licensing Board for Environmental Protection granted the license for aircraft manufacture in 1990.

Saab AB has operations involving the manufacture of systems and aircraft equipment in Järfälla and Jönköping that are also subject to licensing according to the Environment Code. In Järfälla the licensing requirement is due to surface treatment processes and the size of the manufacturing facilities. In Jönköping the licensing requirement is due to oil consumption and the size of the manufacturing facilities. The environmental impact of these operations primarily arises from emissions of organic solvents (VOCs) into the atmosphere and of metals into waterways. The operations in Jönköping subject to licensing predominantly entail manufacturing. The National Licensing Board for Environmental Protection granted the license for the Järfälla operations in 1990. The operations in Jönköping will be evaluated according to the Environment Code in 2007.

Saab AB has been granted an exemption from the Chemicals Inspectorate for use of trichloroethylene at the plants in Linköping and Järfälla.

The operations carried on by Saab Bofors Dynamics AB and Saab Ericsson Space AB in Linköping are not subject to licensing or notification according to the Environment Code, but are covered by the license granted in 1990 for aircraft manufacture and the collective operations of Saab AB at the Tannefors industrial site in Linköping. The operations of Saab Aircraft AB in Linköping are subject to licensing according to the Environment Code and are covered by the license for aircraft manufacture.

Saab Bofors Dynamics AB and Saab Bofors Testcenter AB carry on operations in Karlskoga that are subject to licensing according to the Environment Code. Saab Bofors Dynamics AB and Saab Bofors Underwater Systems AB carry on operations in Eskilstuna and Motala, respectively, which are subject to licensing. AerotechTelub AB carries on similar operations in Arboga and Linköping. In addition, Saab Barracuda AB carries on operations subject to licensing in Gamleby.

The environmental impact from subsidiaries subject to licensing consists primarily of emissions of VOCs into the atmosphere, emissions of metals, etc. into waterways, generation of industrial wastes and noise disturbing local surroundings.

Operations subject to notification requirements

Saab AB has operations in Kista that are subject to notification in accordance with the Environment Code. The Group also has operations subject to notification requirements in four Swedish subsidiaries: Saab Ericsson Space AB (Göteborg), Saab Training Systems AB (Huskvarna), Aerotech-Telub AB (Östersund) and Saab Aviocomp AB (Linköping). The environmental impact of these operations is very limited.

PARENT COMPANY

Sales and income

The Parent Company includes the business units Saab Aerosystems and Saab Aerostructures, Saab TransponderTech and from 2005 the Swedish units in Saab Systems and Saab Avitronics. Group staffs and Group support are included as well.

Sales of the Parent Company amounted to SEK 8,792 m. (5,715). Operating income was SEK 100 m. (535).

Income after financial items amounted to SEK 368 m. (402). Of the financial net, SEK -137 m. (485) consists of Group contributions, dividends and write-downs of shares in subsidiaries. After appropriations of SEK 39 m. (215) and income tax of SEK -212 m. (–324), net income for the year amounted to SEK 295 m. (828).

Liquidity, financing and investments

Net liquidity amounted to SEK 3,220 m. (1,318). Gross capital expenditures for property, plant and equipment amounted to SEK 104 m. (81). The number of employees at year-end was 5,070, compared with 3,715 at the beginning of the year.

Financial risk management

Organization and operations

Saab's operations are continuously exposed to various financial risks involving foreign currencies, interest rates, liquidity and credit. In addition, these operations consist to a large extent of long-term projects, which increases the complexity of the financial structure. The Group has a financial policy, as laid down by the Board of Directors, with rules and guidelines for managing financial risks and financial operations in general. The financial policy states that financial risks associated with normal business operations should be minimized, i.e., risk neutrality should be sought.

The overall principle in the financial policy is decentralized hedging responsibility and centralized trading responsibility. To take advantage of economies of scale and synergy effects and to minimize management risks, the majority of the external transactions are made through Saab Treasury, the Group's internal bank. The internal bank handles transactions with internal companies through netting or transactions with external counterparties.

Saab Treasury is responsible for the Group's liquidity management, financing, internal bank, trading and management of the pension fund's assets as well as external management of interest rate and foreign currency risks. Operations, which are carried out on the basis of the financial policy established by the Board, are divided into the following portfolios: Trading & Netting, which manages the Group's currency flows; Funding & Investment, which provides financing for foreign subsidiaries and liquidity management; Hedge Accounting, where hedge accounting is managed according to IAS 39; and Tender to Contract, where foreign currency risks are managed during the tender period.

Saab Treasury manages pension fund assets in a separate business and portfolio. Moreover, Saab has an agreement with an external party to manage the Group's electricity risks through discretionary asset management.

Customer finance, guarantee and finance issues and the development of methods and principles to manage financial risks are decided on and managed by the Corporate Treasury function.

Foreign currency risks

Foreign currency risk refers to the risk that fluctuations in exchange rates will affect the Group's income. Exchange rate fluctuations affect Saab's income and shareholders' equity in various ways:

- Income is affected when sales revenue and production costs are in different currencies (transaction exposure).
- Income is affected when the income of foreign subsidiaries is translated to Swedish kronor (translation exposure).
- Income or shareholders' equity is affected when the assets and liabilities of foreign subsidiaries are translated to Swedish kronor (translation exposure).

Transaction exposure

Saab's financial policy prescribes that the flow in foreign currency – the transaction exposure – for firm orders must be hedged. The first hedge is always to utilize incoming currency to pay for purchases in the same currency, i.e., netting. Moreover, foreign currency risk neutrality is achieved through either contract formulations or forward contract and option transactions in the foreign exchange market. The purpose of these hedges is to ensure estimated gross margins in the order backlog. The predominant contract currencies in the order backlog are Swedish kronor, US dollar, Euro and British pounds, as indicated in the figure below.

Contract currencies in the order backlog


Other 4%
GBP 10%
EUR 11%
SEK 55%
USD 20%

Of the total order backlog, 69 percent (59) is in fixed prices with or without indexing, while the remaining 31 percent (41) contains variable prices with index and/or currency clauses. Fixed prices are more frequent in foreign currencies according to the table below.

External order backlog, fixed vs. variable prices


%
Variable by currency & index
Variable by currency
Fixed
Fixed by index
100
80
60
40
20
0
SEK
USD
EUR
GBP
Other currencies
Total

In 2005 currency was sold for a net equivalent of SEK 3,831 m. (4,293). Of annual sales in 2005, SEK 4,776 m. (4,179) was forward contracts that matured, corresponding to 25 percent (23) of sales for the year.

As of December 31, 2005 the nominal amount of forward exchange contracts and options was SEK 17,116 m. (15,223).

SEK m.	2005	2004	2003	2002	2001
Currency options	3,180	1,123	1,109	1,322	1,855
Forward exchange contracts	13,936	14,100	18,138	12,297	7,890
Total	17,116	15,223	19,247	13,619	9,745

The market value of the currency options and forward exchange contracts was SEK 127 m. (1,093) as of December 31, 2005. The main reason for the change is changes in the foreign exchange and fixed income markets.

Management of the foreign currency risk in fixed-price bids in foreign currency is handled centrally within the framework of the Tender to Contract portfolio. This is a result of a growing trend toward fixed-price bids in foreign currency and has been in place since 2000. The purpose of the portfolio is to minimize the Group's foreign currency risk during the tender period. Operating units can sign tender insurance with Saab Treasury when submitting a fixed-price bid. Tender insurance can be obtained in USD, EUR and GBP if the equivalent value in SEK does not exceed SEK 500 m. Larger fixed-price tenders are managed on an ad-hoc basis.

Saab Treasury manages foreign currency risk by combining forward contracts and options based on the likelihood of the deal. The operation is controlled by a policy and risk measure based on probability-weighted Value at Risk (VaR), which is not allowed to exceed SEK 5 m. Since 2000, 177 tender hedges for the equivalent of SEK 10,230 m. have been managed in the portfolio. The average cost to manage fixed-price tenders has been 0.42 percent (0.37) of the hedged amount. During the year new tender hedges were arranged for the equivalent of SEK 1,639 m. (1,619). Net option premiums during the year amounted to SEK 8.7 m. (6.6), or 0.53 percent (0.4) of the hedged amount. The Tender to Contract portfolio affects the Group's income depending on the outcome of the tenders and exchange rates. Income from the portfolio was SEK 25 m. (10).

Translation exposure

The translation exposure in the Group relates to the operations of foreign companies. Certain operations in Sweden – Saab Aircraft Leasing and Saab Aircraft – also have their economic environments in U.S. dollar (functional currency) and are translated from the functional currency to SEK.

The value of shareholders' equity subject to translation exposure amounted to approximately SEK 2,400 m. (1,400) at year-end. The increase is mainly attributable to the acquisition of Grintek in South Africa and an appreciation in the value of the U.S. dollar.

Net assets translated to SEK m.	12-31-2005	12-31-2004
USD	1,341	1,062
EUR	101	66
AUD	230	150
Other currencies	736	153
Total net assets	2,408	1,431

The foreign currency risk to the Group's income and shareholders' equity from translation effects – the translation exposure – normally is not hedged.

Interest rate risks

Depending on the liquidity situation, Saab's income is directly affected by changes in market interest rates through a change in net financial items and through the impact on gross income of the interest rate effects on advance financing. In 2005 average interest-bearing receivables, cash and marketable securities less liabilities to credit institutions and other interest-bearing liabilities amounted to SEK 4,589 m. (3,430).

SEK m.	12-31-2005	12-31-2004
Assets		
Short-term investments	4,624	3,183
Liquid assets	1,574	1,136
Total liquid assets	6,198	4,319
Liabilities		
Liabilities to credit institutions	634	690
Other borrowing and interest-bearing liabilities	420	418
Total interest-bearing liabilities	1,054	1,108
Net liquidity	**5,144**	**3,211**
Plus: interest-bearing receivables	651	604
Less: provisions for pensions	2,939	3,034
Net liquidity including interest-bearing receivables after deducting pensions	**2,856**	**781**

Saab attempts to achieve risk neutrality with regard to interest rates by seeking similar interest terms on the asset and liability sides of the balance sheet. Management of the Group's interest rate exposure is centralized, so Saab Treasury is responsible for identifying and managing this exposure. The pension liability is the largest interest rate owing to a long duration. In 2004, as a first step in managing the interest rate risk in the pension liability, a pension fund of SEK 504 m. was established. In late 2005 an increase of approximately SEK 2,500 m. was approved and Saab Pensionsstiftelse was established; see also Pension fund.

Liquidity management and financial credit risks

Liquidity management is handled centrally within the framework of an investment policy laid down by Saab's Board of Directors. The policy is based on a benchmark, from which the following deviations are permitted in regard to duration and credit risk:

	Benchmark	Min. risk	Max. risk	12-31-2005	12-31-2004
Government	80 %	100 %	40 %	56 %	58 %
Mortgage (min A)	20 %	-	40 %	28 %	36 %
Corporate (min A)	-	-	20 %	5 %	6 %
Duration	15 mos.	0 mos.	27 mos.	15 mos.	21 mos.

The interest rate risk in the investments given a 1 basis point parallel shift of the yield curve was SEK 0.68 m. (0.68) as of December 31, 2005.

Investments are made in securities with minimum short- and long-term credit ratings of A1/P1 and A-1/A or higher according to Moody's and Standard & Poor's. The credit risk calculation is based on actual and anticipated credit risk, according to the recommendations of the Bank of International Settlement (BIS). As of December 31, 2005 counterparty risks amounted to SEK 6,188 m. (5,102), of which mortgage institutions and lending to banks was SEK 3,277 m. (1,670). In 2005 average invested capital was SEK 4,433 m. (3,025). The average return on external investments was 2.61 percent (4.28) excluding the change in market value and 2.37 percent (3.96) including the change in market value.

Refinancing risks

Refinancing risk refers to the risk that the company will not be able to meet its payment obligations due to insufficient liquidity or difficulty raising external loans.

As of December 31, 2005 Saab had net liquidity of SEK 5,144 m. (3,211) after deducting liabilities to credit institutions and other interest-bearing liabilities of SEK 1,054 m. (1,108). Net liquidity including interest-bearing receivables and after provisions for pensions is SEK 2,856 m. (781). Of the liquid investments of SEK 6,198 m. (4,319), SEK 550 m. (1,960) was secured by advance payments. Pledges can be substituted with bank and/or insurance guarantees.

Due dates on outstanding liabilities to credit institutions and other interest-bearing liabilities



SEK m
600
500
400
300
200
100
0
2006
2007
2008
2009
>2010

During the year Saab signed a credit facility of SEK 4 billion. The facility serves as back-up, e.g., for acquisitions, to fund the pension fund or for similar financial needs. The so-called club loan from eight banks expires in 2010. In 2006 and 2007 there is an option to extend the loan for another year until 2011 or 2012. The facility margin is 0.25 percent over STIBOR or similar rate depending on the currency in which the facility is utilized. The commitment fee is 0.08 percent per year on the unutilized amount. No financial covenants are in place. At year-end the credit facility had not been utilized.

Saab currently does not have a public rating.

Customer credit risks

Outstanding accounts receivable constitute a credit risk, where the Group can lose money. As of December 31, 2005 accounts receivable amounted to SEK 3,017 m. (2,722). 82 percent (80) of total sales is defense-related, which means that the counterparties in most accounts receivable are nations with high creditworthiness. The Group's receivables are mainly in the EU, which accounts for 65 percent (79) of total receivables, compared with approximately 72 percent (78) of the Group's sales.

Where counterparties' creditworthiness is deemed unsatisfactory, bank and/or insurance guarantees are secured. See also Note 41.

Supplier credit risks

Advances paid to suppliers constitute a credit risk, where the Group can lose money. As of December 31, 2005 the Group had paid its suppliers advances of SEK 634 m (412). The Group's policy is to maintain bank-guaranteed security for any advances it pays.

Customer finance

Customer finance provides an important tool to market the company's products. Export customers are increasingly demanding financing. Normally Saab works with banks and guarantee institutions to find various solutions to meet customers' needs. This often entails bank or supplier credits for the buyer. To limit risk exposure, the risks are sold on the market to banks and government guarantee institutions, such as the Export Credits Guarantee Board in Sweden.

Trading

The Board has issued a risk mandate for proprietary trading in foreign exchange and money market instruments of SEK 20 m., expressed according to Value at Risk (VaR). VaR, a probability-based method based on historic exchange rate fluctuations and correlations, is an established financial practice. The method measures the maximum loss during a specific number of days with a certain probability. Within Saab, three days and 99 percent probability are used. With VaR, the risks for various types of assets can be aggregated into a single measure. If the cumulative result for the year is negative, the mandate is reduced correspondingly. In 2005 trading income was SEK 14 m. (15), reported as other operating income. The average utilized risk mandate (VaR) during the year was SEK 4.2 m. (2.75).

Pension fund

In 2004 Saab established a pension fund of SEK 504 m. for its pension liability in six of the Group's companies. The fund is part of Carnegie's"General Pension Fund." In 2005, there was a redemption from Alecta of SEK 208 m., of which SEK 36 m. was from companies in the fund. In 2005 Saab Tech AB and Saab Barracuda AB joined the fund with pension liabilities of SEK 190 m. These companies have a relatively high share of pensioners, due to which the yield requirement over time corresponds in principle to the long-term real rate of interest. The fund's assets are managed by Saab Treasury with a primary aim of reducing interest rate risk by matching the duration of the liability against interest-bearing assets. Investments are made in interest-bearing securities from issuers with credit ratings of no lower than AA (Aa) according to Standard and Poor and Moody's.

The market value of the fund's assets as of December 31, 2005 was SEK 582 m. (530) and the annual return was 7.6 percent (5.0). In 2005 the Saab Group received compensation from the fund of SEK 16 m. The solvency margin, the fund's assets divided by the market value of its liabilities, was 106 percent (104).

In late 2005 an increase of approximately SEK 2,500 m. was approved along with the establishment of the pension fund, Saab Pensionstiftelse. The current funds that are part of Carnegie's General Pension Fund will be included in Saab Pensionstiftelse as of 2006.

This pension fund is not consolidated.

Financial derivatives

Various financial derivatives such as forward exchange contracts, options and swaps are frequently used to manage and control financial risks. Forwards and interest rate swaps and options in SEK are used for interest risk management in the Funding & Investment and Trading & Netting portfolios. Interest rate swaps in foreign currency are used mainly for interest risk management in the aircraft leasing portfolio.

Trading & Netting

The purpose of the portfolio is to gather together foreign currency transactions from the order backlogs of all business units.

Derivatives attributable to the order backlog are recognized at fair value through profit for the period. As with hedging instruments, contracted cash flows from the order backlog are taken into account and valued according to the same principles as forward currency contracts. In terms of income, this is a zero sum game, since the change in the value of the order backlog's net flows is offset by the change in the value of the derivative given that the hedge is effective.

Derivatives other than those in the order backlog but that are intended to manage the forecast foreign currency risk in the order backlog are managed as cash flow hedges and valued at fair value with adjustments through equity and affect profit or loss when the forecast cash flow occurs. When forecast cash flows are contracted, the derivative is reclassified as a hedge of fair value.

Risk management as described above deviates to some extent from the description of the effects in connection with the preliminary financial statements according to IAS 39 as presented in the annual report for 2004. According to the latter, derivatives attributable to the order backlog were not comprised by hedge accounting. However, Saab found in 2005 that hedge accounting can be applied to derivatives attributable to the order backlog. The difference compared with the description in the annual report for 2004 is limited to changes in value of derivatives corresponding to forecast flows in the order backlog, which are recognized directly in shareholders' equity. Similar treatment was given to the Tender to Contract portfolio.

Other derivatives in the portfolio relate to trading operations and are valued at fair value through profit or loss.

Funding & Investment

The purpose of the portfolio is to manage all intra-Group financing in various currencies and to invest surplus liquidity in the fixed income market. Lending in foreign currency is normally financed in SEK through foreign exchange swaps. Surplus liquidity is invested in accordance with the current investment policy.

The financial assets in this portfolio are recognized at

fair value with adjustments through profit or loss. This means that changes in the value of derivatives and securities are marked to market and affect the Group's financial net.

Tender to Contract

This portfolio manages the interest rate risk during the tender period.

The derivatives in the Tender to Contract portfolio are intended to manage the forecast foreign currency risk from outstanding tenders and are treated as cash flow hedges. Adjustments to fair value are made through shareholders' equity. If a tender results in an order, the hedging instrument is rolled over in the Trading & Netting portfolio and managed as a hedge of fair value.

Hedge Accounting

The purpose of the portfolio is to gather together other derivatives for which hedge accounting is applied. In 2005 the portfolio contained interest rate swaps to manage interest rate risk. In addition, hedge accounting has been applied to the electricity derivatives that the Saab Group has to hedge the future price of electricity.

All derivatives in the portfolio have been treated as cash flow hedges. Derivatives are valued at fair value with adjustments through shareholders' equity and affect income when the underlying cash flow occurs.

Consolidated income statement

January 1 – December 31

SEK m.	Note	2005	2004
Revenue	2, 3	19,314	17,848
Cost of goods sold		-15,003	-13,596
Gross income		**4,311**	**4,252**
Other operating income	4	322	175
Marketing expenses		-1,203	-1,286
Administrative expenses		-1,132	-948
Research and development costs		-552	-388
Other operating expenses	5	-159	-27
Share in income of associated companies	20	65	75
Operating income		**1,652**	**1,853**
Share in income of associated companies	20	-20	-
Financial income		228	243
Financial expenses		-309	-384
Net financial items	12	**-101**	**-141**
Income before taxes		**1,551**	**1,712**
Taxes	14	-352	-402
Net income for the year		**1,199**	**1,310**
Attributable to:			
Parent Company's shareholders		1,189	1,275
Minority interest		10	35
Earnings per share before and after dilution, (SEK)	33	10.89	11.78

Consolidated balance sheet

as of December 31

SEK m.	Note	2005	2004
Assets			
Intangible fixed assets	15	3,222	2,822
Tangible fixed assets	16	4,208	4,139
Lease assets	17	4,077	4,371
Biological assets	18	217	213
Investment properties	19	62	59
Shares in associated companies	20	316	540
Financial investments	24	128	263
Long-term receivables	26	1,090	1,006
Deferred tax assets	14	319	675
Total fixed assets		**13,639**	**14,088**
Inventories	27	3,962	3,773
Derivatives	40	434	-
Tax assets		93	108
Account receivables	28	3,017	2,722
Prepaid expenses and accrued income	29	608	635
Other receivables	26	2,578	1,864
Short-term investments	24	4,624	3,183
Liquid assets	30	1,574	1,136
Total current assets		**16,890**	**13,421**
Assets held for sale	31	**65**	**-**
TOTAL ASSETS		**30,594**	**27,509**

as of December 31

SEK m.	Note	2005	2004
Shareholders' equity	32		
Capital stock		1,746	1,746
Other capital contributions and other reserves		847	542
Retained earnings		6,586	5,830
Shareholders' equity attributable to Parent Company's shareholders		9,179	8,118
Minority interest		314	103
Total shareholders' equity		**9,493**	**8,221**
Liabilities			
Long-term interest-bearing liabilities	34	739	793
Lease obligations	17, 6	665	1,315
Other liabilities	38	388	344
Provisions for pensions	36	2,939	3,034
Other provisions	37	2,214	1,914
Deferred tax liabilities	14	28	50
Total long-term liabilities		6,973	7,450
Short-term interest-bearing liabilities	34	315	315
Advance payments from customers		3,528	2,860
Accounts payable		1,263	1,175
Lease obligations	17, 6	858	910
Derivatives	40	365	-
Tax liabilities		167	92
Other liabilities	38	827	712
Accrued expenses and deferred income	39	6,152	5,352
Provisions	37	616	422
Total current liabilities		14,091	11,838
Liabilities attributable to assets held for sale	31	37	-
Total liabilities		**21,101**	**19,288**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**30,594**	**27,509**

For information on the Group's assets pledged and contingent liabilities, see Note 41.

Changes in shareholders' equity for the Group

as of December 31

SEK m.	Note	2005	2004
Shareholders' equity, opening balance	32	**8,221**	**7,281**
Effect of change in accounting principle		80	-
Items reported directly in shareholders' equity			
Translation differences for the year [1, 2]		326	-178
Cash flow hedges [1, 2]			
Reported directly in shareholders' equity		-108	-
Reversed through profit or loss		10	-
Other changes in shareholders' equity			
Net income for the year [2]		1,199	1,310
Transactions with shareholders			
Dividend to shareholders		-409	-373
Conversion of convertible debenture loan		-	240
Investments in and sale of operations with minority interests		174	-59
Shareholders' equity, closing balance		**9,493**	**8,221**
Attributable to:			
Parent Company's shareholders		9,179	8,118
Minority interest		314	103

[1] Total items reported directly in shareholders' equity — 228 — -178

[2] Total income and expenses for the year — 1,427 — 1,132

Consolidated statement of cash flows

January 1 – December 31

SEK m.	Note	2005	2004
Operating activities	45		
Income after financial items		1,551	1,712
Adjustments for items not affecting cash flow		1,398	1,256
Income tax paid		-110	-26
Cash flow from operating activities before changes in working capital		2,839	2,942
Cash flow from changes in working capital			
Increase(–)/Decrease(+) in inventories		356	-306
Increase(–)/Decrease(+) in current receivables		-43	573
Increase(+)/Decrease(–) in advance payments from customers		481	-1,126
Increase(+)/Decrease(–) in lease obligations		-1,022	-418
Increase(+)/Decrease(–) in other current liabilities		417	-135
Increase(+)/Decrease(–) in provisions		-331	-330
Cash flow from operating activities		**2,697**	**1,200**
Investing activities			
Investments in intangible fixed assets		-1	-1
Sale of intangible fixed assets		-	3
Capitalized development costs		-292	-419
Investments in tangible fixed assets		-296	-348
Sale of tangible fixed assets		37	113
Investments in lease assets		-109	-7
Sale of lease assets		799	48
Investments in and sale of financial assets		-1,598	65
Investments in subsidiaries, net effect on liquidity		-293	-6
Sale of subsidiaries, net effect on liquidity		257	190
Cash flow from investing activities		**-1,496**	**-362**
Financing activities			
Loans raised		-	238
Amortization of loans		-36	-
Pensions paid		-356	-676
Dividend paid to Parent Company's shareholders		-409	-373
Dividend paid to minority interest		-4	-
Cash flow from financing activities		**-805**	**-811**
Cash flow for the year		396	27
Liquid assets at beginning of year		1,129	1,091
Exchange rate difference in liquid assets		32	11
Liquid assets at year-end		**1,557**	**1,129**

For Saab's operating cash flow, see Note 45.

Quarterly information

	JANUARY-MARCH				APRIL-JUNE			
SEK m.	**2005**		**2004**		**2005**		**2004**	
Sales								
Defence & Security Solutions	1,064		1,023		1,379		1,200	
Systems & Products	1,546		1,417		1,874		1,846	
Aeronautics	1,492		1,437		1,786		1,622	
Corporate	14		143		6		156	
Internal sales	-294		-207		-434		-267	
	3,822		**3,813**		**4,611**		**4,557**	
Operating income								
Defence & Security Solutions	114	10.7%	88	8.6%	163	11.8%	88	7.3%
Systems & Products	170	11.0%	89	6.3%	219	11.7%	190	10.3%
Aeronautics	98	6.6%	176	12.2%	-139		157	9.7%
Corporate	-37		0		-18		-25	
	345	**9.0%**	**353**	**9.3%**	**225**	**4.9%**	**410**	**9.0%**
Net financial items	-18		-4		-8		-34	
Income after financial net	**327**		**349**		**217**		**376**	
Net income for the period	**232**		**250**		**154**		**269**	
Earnings per share	**2.04**		**2.32**		**1.48**		**2.43**	
No. of shares, thousands	**109,150**		**106,523**		**109,150**		**107,229**	

	JULY-SEPTEMBER				OCTOBER-DECEMBER			
SEK m.	**2005**		**2004**		**2005**		**2004**	
Sales								
Defence & Security Solutions	1,207		940		1,808		1,394	
Systems & Products	1,297		1,294		2,680		2,269	
Aeronautics	1,610		1,486		2,797		2,251	
Corporate	2		166		8		194	
Internal sales	-91		-167		-437		-349	
	4,025		**3,719**		**6,856**		**5,759**	
Operating income								
Defence & Security Solutions	72	6.0%	81	8.6%	214	11.8%	145	10.4%
Systems & Products	128	9.9%	2	0.2%	309	11.5%	336	14.8%
Aeronautics	110	6.8%	181	12.2%	154	5.5%	237	10.5%
Corporate	64		30		31		78	
	374	**9.3%**	**294**	**7.9%**	**708**	**10.3%**	**796**	**13.8%**
Net financial items	-29		-54		-46		-49	
Income after financial net	**345**		**240**		**662**		**747**	
Net income for the period	**245**		**177**		**568**		**614**	
Earnings per share	**2.11**		**1.56**		**5.26**		**5.47**	
No. of shares, thousands	**109,150**		**109,150**		**109,150**		**109,150**	

Parent Company income statement

January 1 – December 31

SEK m.	Note	2005	2004
Revenue	2, 3	8,792	5,715
Cost of goods sold		-7,411	-4,460
Gross income		**1,381**	**1,255**
Marketing expenses		-408	-187
Administrative expenses		-442	-348
Research and development costs		-352	-213
Other operating income	4	18	31
Other operating expenses	5	-97	-3
Operating income		**100**	**535**
Result from financial items:	12		
Result from shares in Group companies		67	512
Result from shares in associated companies/joint ventures		362	7
Result from other securities and receivables held as fixed assets		-6	7
Other interest income and similar items		234	286
Interest expenses and similar items		-289	-410
Income after financial items		**468**	**937**
Appropriations	13	39	215
Income before taxes		**507**	**1,152**
Taxes	14	-212	-324
Net income for the year		**295**	**828**

Parent Company balance sheet

as of December 31

SEK m.	Note	2005	2004
ASSETS			
Fixed assets			
Intangible fixed assets	15	28	-
Tangible fixed assets	16	1,672	1,454
Financial fixed assets			
Shares in Group companies	43	7,790	8,724
Receivables from Group companies	23	186	188
Shares in associated companies and joint ventures	22	252	340
Receivables from associated companies and joint ventures	23	14	-
Other long-term securities holdings	25	52	131
Other long-term receivables	26	72	70
Deferred tax assets	14	563	703
Total financial fixed assets		8,929	10,156
Total fixed assets		**10,629**	**11,610**
Current assets			
Inventories, etc.	27	2,233	1,463
Current receivables			
Accounts receivable	28	751	432
Receivables from Group companies		3,339	3,690
Receivables from associated companies and joint ventures		406	202
Tax assets		9	2
Other receivables	26	1,045	282
Prepaid expenses and accrued income	29	211	79
Total current receivables		5,761	4,687
Short-term investments		4,623	3,183
Cash and bank balances		895	925
Total current assets		**13,512**	**10,258**
TOTAL ASSETS		**24,141**	**21,868**

as of December 31

SEK m.	Note	2005	2004
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	32		
Restricted equity			
Capital stock (see Note 32)		1,746	1,746
Share premium reserve		-	202
Revaluation reserve		630	500
Statutory reserve		543	341
Unrestricted equity			
Retained earnings		3,042	2,938
Net income for the year		295	828
Total shareholders' equity		6,256	6,555
Untaxed reserves	44	363	402
Provisions			
Provisions for pensions and similar commitments	36	1,900	1,835
Other provisions	37	1,534	1,102
Total provisions		3,434	2,937
Liabilities			
Liabilities to credit institutions	35	18	59
Liabilities to Group companies		5,570	6,306
Advance payments from customers		2,908	2,389
Accounts payable		466	389
Liabilities to associated companies and joint ventures		393	343
Tax liabilities		18	20
Other liabilities	38	498	395
Accrued expenses and deferred income	39	4,217	2,073
Total liabilities		14,088	11,974
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**24,141**	**21,868**

Assets pledged and contingent liabilities for the Parent Company

as of December 31

SEK m.	Note	2005	2004
Assets pledged	41		
Chattel mortgages		2,101	2,101
Bonds and other securities		575	1,985
Real estate mortgages		388	388
Total assets pledged		**3,064**	**4,474**
Contingent liabilities	41		
Guarantees for subsidiaries' commitments to customers		6,749	6,126
Sureties for associated companies		392	513
Guarantees to insurance company (FPG)		65	66
Fulfillment guarantees, other		-	3
Total contingent liabilities		**7,206**	**6,708**

Changes in shareholders' equity for the Parent Company

as of December 31

SEK m.	Note	2005	2004
Shareholders' equity, opening balance	32	6,555	6,050
Items reported directly in shareholders' equity			
Revaluation of fixed assets		145	-
Group contributions		-458	-264
Tax effect of Group contributions		128	74
Other changes in shareholders' equity			
Net income for the year		295	828
Transactions with shareholders			
Dividend to shareholders		-409	-373
Conversion of convertible debenture loan		-	240
Shareholders' equity, closing balance		**6,256**	**6,555**

Parent Company statement of cash flows

January 1 – December 31

SEK m.	Note	2005	2004
Operating activities	45		
Income after financial items		468	937
Adjustments for items not affecting cash flow		767	555
Income tax paid		-	-
Cash flow from operating activities before changes in working capital		1,235	1,492
Cash flow from changes in working capital			
Increase(–)/Decrease(+) in inventories		577	-589
Increase(–)/Decrease(+) in current receivables		-544	297
Increase(+)/Decrease(–) in advance payments from customers		15	-49
Increase(+)/Decrease(–) in provisions		-118	-186
Increase(+)/Decrease(–) in other current liabilities		663	-132
Cash flow from operating activities		**1,828**	**833**
Investing activities			
Shareholders' contributions paid		-35	-
Investments in tangible fixed assets		-103	-82
Sale of tangible fixed assets		12	1
Investments in financial assets		-1,438	-1,283
Sale of financial assets		107	104
Investments in assets/liabilities		-171	-
Investments in subsidiaries/operating areas		-475	-3,070
Sale of subsidiaries/operating areas		56	-
Cash flow from investing activities		**-2,047**	**-4,330**
Financing activities			
Change in receivables/liabilities, Group companies		223	2,878
Loans raised		-	21
Amortization of loans		-80	-
Change in pension provisions		6	71
Dividend paid to shareholders		-409	-373
Group contributions received		735	248
Group contributions paid		-286	-15
Cash flow from financing activities		**189**	**2,830**
Cash flow for the year		-30	-667
Liquid assets at beginning of year		925	1,592
Liquid assets at year-end		**895**	**925**

Notes to the financial statements

NOTE 1

ACCOUNTING PRINCIPLES

Operations

Saab AB is a Swedish limited company with its registered address in Linköping. The operations of Saab AB with its subsidiaries and associated companies (jointly referred to as Saab or the Group) are organized in three business segments and Corporate. The business segment Defence and Security Solutions provides technical support and services, command and control systems and system-of-systems solutions. The business segment Systems and Products comprises the development and production of defence systems at various levels. The business segment Aeronautics includes both military and commercial operations and is dominated by the advanced Gripen program critical to Saab. Corporate comprises Group staffs and departments and peripheral operations. The leasing fleet of 218 Saab 340 and Saab 2000 aircraft is reported in Corporate. Saab has Europe as its main market, but has a growing market in Australia, South Africa and the U.S.

On February 15, 2006 the Board of Directors and the President approved this annual report for publication, and it will be presented to the Annual General Meeting on April 5 for adoption.

Conformity to standards and laws

The consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as approved by the EU Commission for application within the EU. In connection with the transition from previously applied accounting principles to reporting according to IFRS, the Group has applied IFRS 1 as the standard to describe how the transition to IFRS is reported. Additionally, the Swedish Financial Accounting Council's recommendation RR30 on complementary accounting rules for groups has been applied.

This financial report is the first complete financial report prepared in accordance with IFRS.

Note 48 provides a summary of explanations how the transition to IFRS has affected the Group's financial results, financial position and recognized cash flows.

The annual report for Saab AB has been prepared according to the Annual Accounts Act, the Swedish Financial Accounting Council's recommendation RR 32 on reporting by legal entities and the pronouncements of the Swedish Emerging Issues Task Force. Differences between the accounting principles applied by Saab AB and the Group are the result of limitations in opportunities to apply IFRS by the Parent Company owing to the Annual Accounts Act, the Act on Safeguarding Pension Commitments and in certain cases current tax rules. The most significant differences are described below.

Assumptions in the preparation of the Parent Company's and the Group's financial reports

The Parent Company's functional currency is Swedish kronor (SEK), which is also the reporting currency for the Parent Company and for the Group. The functional currency of the regional aircraft operations, comprising Saab 340 and Saab 2000, is U.S. dollar (USD), which means, for example, that leasing aircraft and inventories in the balance sheet are carried at historical cost in USD and translated to Swedish kronor at the closing rate.

The financial reports are presented in SEK. All amounts, unless indicated otherwise, are rounded off to the nearest million.

Assets and liabilities are carried at historical cost, with the exception of certain financial assets and liabilities, investment properties and biological assets, which are carried at fair value. Certain financial assets are carried at fair value through profit or loss or as available-for-sale financial assets. Derivatives are carried at fair value.

Non-current assets and disposal groups held for sale are carried at the lower their previous value and fair value.

The preparation of financial reports in accordance with IFRS requires the Board of Directors and Management to make estimates and assumptions that affect the application of accounting principles and the carrying amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are based on historical experience and knowledge of the industry that Saab operates in, and under current circumstances seem reasonable. The result of these estimates and assumptions is then used to determine the carrying value of assets and liabilities that otherwise is not clearly indicated by other sources. Actual outcomes may deviate from these estimates.

Estimates and assumptions are reviewed regularly, and the effect on carrying amounts is recognized through profit or loss.

Estimates made by the Board of Directors and Management in the application of IFRS that have a significant impact on the financial reports as well as estimates that may necessitate significant adjustments in financial reports in subsequent years are described in more detail in Note 46.

The accounting principles described below for the Group have been applied consistently for all periods presented in the Group's financial reports, unless otherwise indicated below, and in the preparation of the Group's opening balance sheet according to IFRS as of January 1, 2004. The Group's accounting principles have been applied consistently in the reporting and in the preparation of the consolidated accounts.

Changes in accounting principles

The transition to IFRS has been reported for the Group according to IFRS 1 and is described in Note 48 and Note 49.

Segment reporting

Saab's primary segments are parts of the Group that supply goods or services (business areas) identifiable for reporting purposes. Secondary segments are based on geographic areas exposed to risks and opportunities that differ from each other.

Classification of assets and liabilities

Current assets and current liabilities consist of amounts that can be recovered or paid within twelve months of the closing day. Other assets and liabilities are recognized as fixed assets or long-term liabilities.

Consolidation principles

Group companies

Group companies are companies in which Saab AB has a decisive influence through a direct or indirect shareholding amounting to more than 50 percent of the votes or where the decisive influence has otherwise been obtained. A decisive influence means the right to determine a company's financial and operating strategies in order to obtain economic benefits. When determining whether a decisive influence exists, potential voting shares that can be exercised or converted without delay are taken into account.

Subsidiaries are recognized according to the purchase accounting method. This means that the acquisition of a subsidiary is treated as a transaction whereby the Group indirectly acquires the subsidiary's assets and takes over its liabilities and contingent liabilities. The Group's cost is determined through an acquisition analysis with regard to the acquisition of operating entities. This analysis determines the cost of the shares or operations as well as the fair value of acquired, identifiable assets and assumed liabilities and contingent liabilities. The difference between the cost of the subsidiary's shares and the fair value of acquired assets, assumed liabilities and contingent liabilities constitutes Group goodwill, which is recognized according to the section on intangible assets.

The financial reports of Group companies are included in the consolidated accounts from the point in time when a decisive influence arises (acquisition date) until this influence ceases.

Special purpose entities (SPE) are included in the consolidated accounts when the economic significance of the business affiliation between a Group company and an SPE indicates that the former exercises a decisive influence over the latter. In determining whether the Group company exercises a decisive influence, consideration is given to whether the operations of the SPE are conducted in a predetermined manner. Consideration is also given to whether the Group company in practice has the right to the majority of the benefits in the SPE or when in practice it bears the majority of the risks associated with the SPE.

Associated companies
Associated companies are companies over which the Group has a significant (but not decisive) influence over operating and financial controls, usually through a shareholding of between 20 and 50% of the votes. From the point in time when the significant influence arises, the shares in the associated company are recognized according to the equity method in the consolidated accounts. The equity method is applied until the point in time when the significant influence ceases. The equity method means that the carrying value of the shares in the associated company corresponds to the Group's share of the company's equity based on an application of the Group's accounting principles as well as Group goodwill and any Group surplus or deficit values. "Share in income of associated companies" in the income statement comprises the Group's share of the net income after tax and minority interest of associated companies adjusted for any depreciation, impairment loss or dissolution of acquired surplus and deficit values determined in the same way as for operating acquisitions. Dividends received from the associated company reduce the carrying value of the investment.

If the Group's share of the accumulated deficit in an associated company exceeds the carrying value of the shares in the Group, the value of the shares is reduced to nil. Losses are also offset against long-term uncollateralized financial balances that in their economic significance represent part of the owner-company's net investment in the associated company. Further losses are not recognized as long as the Group has not issued any guarantees to cover losses arising in the associated company.

Joint ventures
For accounting purposes, joint ventures are companies in which the Group, through a cooperative agreement with one of more parties, shares a decisive influence over operating and financial controls. In the consolidated accounts, holdings in joint ventures are recognized according to the proportional method. The Group's share of a joint venture's revenue and expenses and its assets and liabilities is recognized in the consolidated income statement and balance sheet, respectively, based on application of the Group's accounting principles. This is done by combining Saab's share of revenue and expenses and assets and liabilities in the joint venture with the corresponding items in the consolidated accounts.

Eliminated transactions
Intra-Group receivables and liabilities, income or expenses, and gains or losses that arise from transactions between Group companies are eliminated in their entirety in the preparation of the consolidated accounts.

Gains that arise from transactions with associated companies and joint ventures are eliminated to an extent corresponding to the Group's ownership interest in the company. Losses are eliminated in the same way as gains, but only to the extent that there is no indication of impairment.

Foreign currency
Functional currencies are the currencies in each primary economic environment where units of the Group conduct their operations.

Transactions and assets and liabilities in foreign currency
Transactions in foreign currency are recognized in the functional currency at the exchange rate on the transaction day. Monetary assets and liabilities are translated to the functional currency on the closing day at the exchange rate then in effect. Exchange rate differences that arise through these translations are recognized in the income statement. Non-monetary assets and liabilities recognized at historical cost are translated at the exchange rate on the transaction day. Non-monetary assets and liabilities recognized at fair value are translated to the functional currency at the rate in effect at the time of valuation at fair value. Changes in exchange rates are then recognized in the same way as other changes in value of the asset or liability.

Translation of financial reports of foreign operations
Assets and liabilities in foreign operations, including goodwill and other Group surplus and deficit values, are translated to Swedish kronor at the closing day exchange rate. Revenue and expenses in foreign operations are translated to Swedish kronor at the average rate, which serves as an approximation of the rate that applied on each transaction date. Translation differences that arise through currency translations of foreign operations are recognized directly in shareholders' equity. The amount is recognized separately in a translation reserve.

Revenue
Sales of goods and rendering of services
Revenue from the sale of goods is recognized through profit or loss when the significant risks and benefits associated with ownership have transferred to the buyer. Revenue from service assignments is recognized when invoiced. Revenue from services rendered on a cost-reimbursement basis is recognized when invoiced. Revenue from service rendered as part of fixed-price contracts with long maturities is recognized in accordance with the subcontracting agreement. Revenue is recognized only if it is likely that the economic benefits will accrue to the Group. If there is significant uncertainty with regard to payment, related expenses or the risk of returns, and if the Group retains a commitment usually associated with ownership, no revenue is recognized until these limitations and uncertainty factors cease.

Construction contracts
A large part of the Group's operations comprises long-term customer agreements. When such agreements concern development and hardware that can be reliably calculated, revenue and expenditures attributable to the assignment are recognized in the consolidated income statement in relation to the assignment's stage of completion, i.e., according to the percentage of completion method. The stage of completion is based on a determination of the relationship between expenditures incurred for services rendered as of the closing day and estimated total expenditures. Of the estimated total revenue for a job, including interest on advance payments, the portion corresponding to the stage of completion is recognized in the each period. The stage of completion can also be determined in certain cases based on milestones or deliveries. With regard to orders whose manufacturing cost is financed to a significant extent with advance payments from customers, the effect on interest of advance payment financing is recognized in gross income. The interest amount that affected gross income is indicated in Note 12.

An anticipated loss on a subcontracting job is recognized immediately in the income statement.

Recognized subcontracting revenue for which to the customer has not yet been invoiced is recognized as a receivable from that customer.

Operating expenses
The income statement is classified according to function as follows:

- Cost of goods sold comprises costs for material handling and manufacturing costs, including salary and material costs, purchased services, premises, and the depreciation/amortization and impairment of intangible and tangible fixed assets.
- Administrative expenses relate to expenses for the Board of Directors, Group Management and staff functions.
- Marketing expenses comprise expenses for the in-house sales organization, including sales companies, advertising and exhibits.
- Research and development costs are recognized separately and comprise the cost of new and continued product development; see below.
- Other operating income and expenses relate to secondary activities, exchange rate differences on items of an operating nature, changes in the value of derivatives of an operating nature and capital gains/losses on the sale of tangible fixed assets. Also included at the Group level are capital gains/losses on the sale of subsidiaries and associated companies.

Government grants
Government grants are recognized in the balance sheet as prepaid income when there is reasonable certainty that the grant will be received and that the Group

will meet the conditions associated with the grant. Grants are systematically recognized in the income statement in the same way and over the same periods as the expenses for which the grants are intended to compensate. Government grants related to assets are recognized in the balance sheet as a reduction in the asset's carrying value.

Financial income and expenses

Financial income and expenses consist of interest income on bank balances, receivables and marketable securities, interest expenses on loans, dividends, exchange rate differences, unrealized and realized gains on financial investments and derivatives used in financial operations.

When calculating interest income and interest expenses on receivables and liabilities with interest terms that deviate from market interest rates, the present value of the receivable/liability is determined through discounting to the assumed market interest rate. The difference between the notional amount and estimated present value is recognized as interest income or interest expense over the anticipated maturity.

The interest component in financial leasing payments is recognized through profit or loss by applying the effective interest method, which means that the interest is distributed such that each reporting period is charged with an amount based on the recognized liability in that period. Interest income includes accrued transaction costs and any discounts, premiums and other differences between the original value of the receivable and the amount received upon maturity.

Issue expenses and similar direct transaction costs to raise loans are included in the cost of the loan and expensed according to effective interest method.

Dividend income is recognized when the right to receive payment is determined.

Intangible assets

Goodwill

Goodwill is distributed among cash-generating units and tested annually for impairment. Goodwill arising through the acquisition of associated companies is included in the carrying value of the shares in the associated company.

In acquisitions where the cost is less than the net of the fair value of acquired assets, assumed liabilities and contingent liabilities, the difference is recognized directly through profit or loss.

Research and development

Expenditures for research undertaken in an effort to gain new scientific or technological knowledge are expensed when incurred.

Expenditures for development, where the research results or other knowledge is applied to new or improved products or processes, are recognized as an asset in the balance sheet from the time when the product or process in the future is expected to be technically and commercially usable and the company has sufficient resources to complete development and subsequently use or sell the intangible asset. The carrying value includes expenditures for material, direct expenditures for salaries and indirect expenditures that can reasonably and consistently be attributed to the asset. Other expenditures for development are recognized through profit for loss as an expense when they arise. Expenditures recognized in the balance sheet are carried at cost less accumulated amortization and any impairment loss.

Other intangible assets

Other acquired intangible assets are recognized at cost less accumulated amortization and impairment loss.

Expenditures for internally generated goodwill and internally generated trademarks are recognized through profit or loss when the cost arises.

Amortization

Amortization is recognized through profit or loss over the intangible assets' estimated periods of use, provided such periods can be determined. Intangible assets, excluding goodwill and other intangible assets with indeterminate periods of use, are amortized from the day they are available for use. Estimated periods of use and amortization methods are as follows:

• Patents, trademarks and other technical rights	5–10 years, straight-line amortization
• Capitalized development expenditures	Amortized based on estimated production volume

Periods of use are tested annually and unfinished development work is tested for impairment at least once a year regardless of any indications of diminished value.

Tangible fixed assets

Tangible fixed assets are recognized as an asset in the balance sheet if it is likely that the future economic benefits will accrue to the company and the cost of the asset can be reliably estimated.

Tangible fixed assets are recognized at cost after deducting accumulated depreciation and any impairment. Cost includes the purchase price and costs directly attributable to putting the asset into place and condition to be utilized in accordance with the purpose of the purchase. Examples of directly attributable costs included in cost are delivery and handling, installation, title and consulting services. Borrowing costs are not included in cost of produced fixed assets. Accounting principles for impairment are indicated below.

The cost of fixed assets produced by Saab includes expenditures for material, expenditures for employee benefits and, where applicable, other production costs considered directly attributable to the fixed asset.

The cost of tangible fixed assets includes estimated costs for disassembly and removal of the assets as well as restoration of the location or area where these assets are found.

In cases where tangible fixed assets consist of parts with different periods of use, these parts are treated as separate components of tangible fixed assets and depreciated based on their periods of use.

The carrying value of a tangible fixed asset is excluded from the balance sheet when the asset is sold or disposed of or when no future economic benefits are expected from its use. The gain or loss that arises on the sale or disposal is comprised of the difference between the sales price and the asset's carrying value less direct selling expenses. Gains and losses are recognized as other operating income/expenses.

Incremental expenditures

Incremental expenditures are added to cost only if it is likely that the future economic benefits tied to the asset will accrue to the company and the expenditures can be reliably estimated. All other incremental expenditures are recognized as costs in the period they arise.

The determining factor whether an incremental expenditure is added to cost is whether it relates to the replacement of identifiable components, or parts thereof. If so, the cost is capitalized. Even in cases where a new component is created, the expenditure is added to cost. Any undepreciated carrying value of replaced components, or parts of components, is disposed of and expensed in connection with the replacement. Repairs are expensed as incurred.

Lease assets

Lease assets mainly refer to Saab Aircraft Leasing's (SAL) fleet of 217 Saab 340 and Saab 2000. The fleet consists of 125 aircraft owned by legal entities within SAL and leased out via operating leases, 17 aircraft leased in via finance leases to be leased out through operating leases, 73 aircraft leased in through operating leases and leased out through operating leases, and 2 aircraft with third-party guarantees.

Leasing is classified in the consolidated accounts as either finance or operating leasing. Finance leasing exists when the economic risks and benefits tied to ownership are essentially transferred to the lessee; otherwise it is operating leasing.

Assets leased via finance leases are recognized as an asset in the balance sheet. Obligations to pay future leasing fees are recognized as long-term and current liabilities. Leased assets are depreciated according to plan, while leasing fees are divided between interest expenses and amortization of the outstanding liability. Interest expenses are divided over the leasing period so that each reporting period is charged with an amount corresponding to a fixed interest rate for the liability recognized in each period. Variable fees are expensed in the periods they arise.

Operating leasing means that the leasing fee is expensed over the maturity of the lease on the basis of use, which may differ from what has been paid de facto as a leasing fee during the year.

For anticipated or established deficits according to current leases with respect to aircraft financing in Saab Aircraft Leasing, provisions are allocated using the discounted present value of the estimated deficit. See also Note 6.

Borrowing costs

Borrowing costs directly attributable to the purchase, design or production of an asset that takes considerable time to prepare for its intended use or sale are not capitalized in the asset's cost.

Depreciation principles

Depreciation is booked on a straight-line basis, based on the asset's cost less estimated residual value at the end of the period of use, over the asset's estimated period of use. Land is not depreciated. Component depreciation is applied, which means that a component's estimated period of use serves as the basis of depreciation.

Estimated periods of use:

• Operating properties	20–90 years
• Property, plant and equipment	5–10 years
• Tools, installations and computers	3–10 years
• Aircraft	20–25 years

Each asset's residual value and period of use are estimated annually.

Biological assets

Biological assets in the form of forests and land are carried at fair value after deducting estimated selling expenses. Fair value is based on the valuation of an independent appraiser.

Investment properties

Investment properties are properties held to earn rental income or for capital appreciation or a combination of both. Investment properties are carried in the balance sheet at fair value. Fair value is based on the valuation of an independent appraiser with recognized qualifications and adequate experience with properties in the location and category in question. As an alternative, the valuation is made by calculating net rental income, which then serves as the basis of a determination of fair value.

Impairment

The carrying value of fixed assets, with the exception of assets stated at fair value, is tested on each closing day for any indication of impairment. If an indication exists, the asset's recoverable amount is calculated. See impairment principles for available-for-sale financial assets, however.

For goodwill and other intangible assets with an indeterminate period of use and intangible assets not yet ready for use, recoverable values are calculated annually.

The recoverable amount of an asset is the higher of its fair value less selling expenses and value in use. Value in use is measured by discounting future cash flows using a discounting factor that takes into account the risk-free rate of interest and the risk associated with the specific asset.

If essentially independent cash flows cannot be isolated for individual assets, the assets are grouped at the lowest levels where essentially independent cash flows can be identified (cash-generating units). An impairment loss is recognized when the carrying value of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are charged against the income statement.

Impairment losses attributable to a cash-generating unit (pool of units) are mainly allocated to goodwill, after which they are divided proportionately among other assets in the unit (pool of units).

When a decrease in the fair value of available-for-sale financial assets has previously been recognized in shareholders' equity and there is objective proof that an impairment loss is necessary, the cumulative loss recognized in shareholders' equity is transferred to profit or loss. The decrease in value recognized through profit or loss is the difference between cost and current fair value less any previously expensed impairment losses.

Impairment losses from other assets are reversed if a change has occurred in the assumptions that served as the basis for determining recoverable value. Impairment is reversed only to the extent the carrying value of the assets following the reversal does not exceed the carrying value that the asset would have had if the impairment had not been recognized, taking into account the depreciation or amortization that would have been recognized.

Impairment of goodwill is not reversed.

Financial assets and liabilities and other financial instruments

Financial instruments recognized in the balance sheet include, on the asset side, liquid assets, accounts receivable, shares and other equity instruments, loans receivable, bonds receivable and derivatives. Liabilities and shareholders' equity include trade accounts payable, debt and equity instruments in issue, loans payable and derivatives.

Financial instruments are initially recognized at cost, corresponding to the instrument's fair value plus transaction expenses for all financial instruments with the exception of those in the category financial assets at fair value through profit or loss. Subsequent measurement depends on how they are classified, as indicated below.

A financial asset or financial liability is recognized in the balance sheet when the company becomes party to the instrument's contractual terms. Accounts receivable are recognized in the balance sheet when an invoice has been sent. Liabilities are recognized when the counterparty has performed and there is a contractual obligation to pay, even if an invoice has not yet been received. Trade accounts payable are recognized when an invoice is received.

A financial asset is removed from the balance sheet when the rights in the agreement are realized, expire or the company loses control over them. The same applies to part of a financial asset. A financial liability is removed from the balance sheet when the obligation in the agreement has been discharged or otherwise extinguished. The same applies to part of a financial liability.

The acquisition or sale of financial assets is recognized on the transaction date, which is the day when the company committed to acquire or sell the asset, except when the company acquires or sells listed securities, in which case settlement date accounting is applied.

The fair value of listed financial assets corresponds to their listed market price on the closing day. The fair value of unlisted financial assets is determined through a price comparison of recently conducted transactions, the price of similar instruments or based on discounted cash flows. For further information, see Note 40.

On each reporting date, the company evaluates whether there are objective indications that a financial asset or pool of financial assets is impaired. If an asset in the category available-for-sale assets is impaired, any previous cumulative decrease in value recognized directly in shareholders' equity is transferred to profit or loss.

Financial assets and liabilities are classified in one of the following categories:

FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Assets and liabilities in this category are carried at fair value with changes in value recognized through profit or loss. This category consists of two subgroups: financial assets and liabilities held for trading and other financial assets and liabilities that the company initially chose to recognize at fair value through profit or loss. A financial asset is classified as held for trading it is acquired for the purpose of selling in the near term. Derivatives are always recognized at fair value through profit or loss, unless hedge accounting is applied.

LIQUID ASSETS

Liquid assets consist of cash and cash equivalents, immediately accessible balances with banks and similar institutions, and short-term liquid investments with a maturity from acquisition date of less than three months, which are exposed to no more than an insignificant risk of fluctuation in value.

FINANCIAL INVESTMENTS

Financial investments comprise either financial fixed assets or short-term investments, depending on the intent of the holding. If the maturity or the anticipated holding period is longer than one year, they are considered financial fixed assets, and if it is shorter than one year they are short-term investments.

With recognition at fair value through profit or loss, changes in value are stated in financial income and expenses.

LOANS RECEIVABLE AND ACCOUNTS RECEIVABLE

Loans receivable and accounts receivables are financial assets that are not derivatives, have fixed payments and are not listed on an active market. Receivables arise when the company provides money, goods or services directly to the debtor without the intent to trade its claim. The category also includes acquired receivables. Assets in this category are recognized after acquisition at amortized cost. Amortized cost is determined based on the effective interest rate calculated on the acquisition date.

Accounts receivable are recognized at the amount expected to be received based on an individual valuation.

Accounts receivable have a short maturity, due to which they are recognized at their notional amount without discounting. Impairment losses on accounts receivable are recognized in operating expenses.

Other receivables are receivables that arise when the company provides money without the intent to trade its claim.

HELD-TO-MATURITY INVESTMENTS

These are financial assets with determinable payments and a fixed maturity and which the company has a positive intention to hold to maturity. Assets in this category are carried at amortized cost. Amortized cost is determined based on the effective interest rate calculated on the acquisition date. This means that surpluses and discounts as well as direct transaction expenses are accrued over the instrument's maturity.

OTHER FINANCIAL LIABILITIES

Liabilities classified as other financial liabilities are initially recognized at the amount received after deducting transaction expenses. After acquisition, the loans are carried at amortized cost, according to the effective rate method.

Trade accounts payable are classified in the category other financial liabilities. Trade accounts payable have a short expected maturity and are carried without discounting at their notional amount.

CALCULATION OF RECOVERABLE VALUE

The recoverable value of financial assets in the categories held-to-maturity investments and loans receivable and accounts receivable recognized at amortized cost is calculated using the present value of future cash flows discounted by the effective interest rate in effect when the asset was initially recognized. Assets with a maturity of less than one year are not discounted.

Impairment of held-to-maturity investments and loans receivable and accounts receivable recognized at amortized cost is reversed if a subsequent increase in recoverable value can objectively be attributed to an event occurring after the impairment.

Derivative and hedge accounting

Derivatives include forward exchange contracts, options and swaps utilized to cover risks associated with changes in exchange rates and exposure to interest rate risks. Derivatives are recognized at fair value upon acquisition and subsequently.

Derivatives with positive values are recognized as assets and derivatives with negative values are recognized as liabilities under the heading financial instruments in the balance sheet. Gains and losses on a derivative arising due to a change in fair value are recognized through profit or loss if the derivative is classified among financial assets and liabilities at fair value through profit or loss.

In hedge accounting, derivatives are classified as fair value hedges or cash flow hedges.

If the conditions for hedge accounting are no longer met, the derivative is recognized at fair value with the change in value through profit or loss.

Hedge of forecast flows – cash flow hedges

Currency exposure from future forecast cash flows is hedged through forward exchange contracts or currency options. Future forecast electricity purchases are hedged with electricity derivatives. Derivatives that protect forecast cash flows are recognized in the balance sheet at fair value. Changes in value are recognized directly in shareholders' equity in the hedge reserve until the hedged cash flow meets the income statement, at which point the cumulative changes in value of the hedging instrument are transferred to profit or loss to meet and match the effects on earnings of the hedged transaction.

When the hedged future cash flow refers to a transaction capitalized in the balance sheet, the net gain or loss on cash flow hedges in equity is dissolved when the hedged item is recognized in the balance sheet. If the hedged item is a non-financial asset or a non-financial liability, the reversal from the net gain or loss on cash flow hedges in equity is included in the original cost of the asset or liability. If the hedged item is a financial asset or financial liability, the net gain or loss on cash flow hedges in equity reserve is gradually reversed through profit or loss at the same rate that the hedged item affects earnings.

When a hedging instrument expires, is sold or is exercised, or the company revokes the designation as a hedging relationship before the hedged transaction occurs and the forecast transaction is still expected to occur, the recognized cumulative gain or loss remains in the net gain or loss on cash flow hedges in equity in shareholders' equity and is recognized in the same way as above when the transaction occurs.

If the hedged transaction is no longer expected to occur, the hedging instrument's cumulative gains and losses are immediately recognized through profit or loss in accordance with principles described above for derivatives.

Hedge of Group's interest terms – cash flow hedges

Interest rate exposure from future variable-rate liabilities is hedged with interest rate swaps. In its reporting, Saab applies cash flow hedging, which means that the change in value of the interest rate swap is recognized in the net gain or loss on cash flow hedges in equity in shareholders' equity.

Hedge of contracted cash flows – fair value hedges

Currency exposure from future contracted cash flows is hedged with forward exchange contracts and currency options. In these hedges, the derivative is recognized at fair value in the balance sheet with regard to both the derivative itself and the contracted cash flow for the risk being hedged. The change in value of the derivative is recognized through profit or loss together with the change in value of the hedged item.

Assets and liabilities in foreign currency

Currency exposure from an asset or liability is hedged with forward exchange contracts. No hedge accounting is applied, due to which both the hedged item and hedging instrument are recognized at fair value with changes in value through profit or loss. Changes in the value of operations-related receivables and liabilities are recognized in operating income, while changes in value of financial receivables and liabilities are recognized in financial income and expenses.

Net investments

Investments in foreign subsidiaries (net assets including goodwill) are not hedged.

Valuation principles

The fair value of listed financial assets is determined using market prices. Furthermore, Saab applies various valuation methods to determine the fair value of financial assets that are traded on an inactive market. These methods are based on the valuation of similar instruments, discounted cash flows or customary valuation methods such as Black-Scholes.

Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in continuing operations after deducting estimated expenses for completion and expenses incurred in selling.

Cost is calculated by applying the first-in first-out method (FIFO) and includes expenses to acquire inventory assets and bring them to their present location and condition. For manufactured goods and work in progress, cost includes a reasonable share of indirect expenses based on normal capacity.

For finished and semifinished goods, cost consists of direct manufacturing expenses and a reasonable share of indirect manufacturing expenses as well as expenses to customize goods for individual customers. Calculations take into account normal capacity utilization.

The Group applies net accounting for inventories, which means that advance payments from customers are offset against expenses incurred in each project.

Dividends

The dividend proposed by the Board of Directors reduces earnings available for distribution and is recognized as a liability when the Annual General Meeting has approved the dividend.

Employee benefits

The Group has two types of pension plans: defined-contribution and defined-benefit pension plans. In defined-contribution plans, compensation is based on an agreed-upon amount, while in defined-benefit plans the pension is based on a percentage of the recipient's salary.

Defined-contribution plans

Obligations with regard to defined-contribution plans are expensed in the income statement when they arise.

Defined-benefit plans

Saab has around ten types of defined-benefit plans. The predominant plan is the ITP plan, which accounts for approximately 5/6 of the total obligation. The second largest plan refers to the state-funded retirement pension and vested pensions in Affärsverket FFV when it was incorporated on January 1, 1991.

The Group's net obligation for defined benefit plans is calculated separately for each plan by estimating the future compensation that employees have earned through employment in present and previous periods. This compensation is discounted to present value. Saab has secured a portion of the obligation through provisions to a pension fund, and the fair value of the fund's assets is offset against the provision in the balance sheet. The discount rate is the interest rate on the closing day for a first-class corporate bond with a maturity corresponding to the Group's pension obligations. When there is no active market for such corporate bonds, the market interest rate on government bonds with a similar maturity is used instead. The calculation is made by a qualified actuary using the projected unit credit method.

When the compensation in a plan improves, the portion of the increased compensation attributable to the employees' services in previous periods is expensed through the income statement on a straight-line basis over the average period until the compensation is fully vested. If the compensation is fully vested, an expense is recognized directly through the income statement.

The obligation is estimated on the closing day, and if the calculated amount deviates from the forecast commitment an actuarial gain or loss arises. All actuarial gains and losses as of January 1, 2004, the date of transition to IFRS, are recognized in shareholders' equity and other items in the balance sheet. For actuarial gains and losses that arise from the calculation of the Group's obligation for different plans after January 1, 2004, the so-called corridor rule is applied. This means that the portion of the cumulative actuarial gains and losses exceeding 10 percent of the higher of the commitments' present value and the fair value of assets under management is recognized over the expected average remaining period of employment of the employees covered by the plan. Actuarial gains and losses otherwise are not taken into account.

When the calculation leads to an asset, the carrying amount is limited to the lesser of the estimated asset and sum of unrecognized actuarial losses and unrecognized costs associated with employment in previous periods as well as the present value of future repayments from the plan or reduced future payments to the plan.

When there is a difference in how the pension cost is determined for a legal entity and the Group, a provision or receivable for the special employer's contribution arises based on this difference.

Severance

A provision is recognized in connection with termination of personnel only if the company is obligated to terminate an employment before the customary time, e.g., when compensation is paid in connection with a voluntary termination offer. In cases where the company terminates personnel, a detailed plan is drafted containing at the minimum the workplaces, positions and approximate number of individuals affected as well as compensation for each personnel category or position and a schedule for the plan's implementation.

Share-related compensation

No share-related compensation is currently paid by Saab.

Provisions

A provision is recognized in the balance sheet when the Group has a legal or informal obligation owing to an event that has occurred and it is likely that an outflow of economic resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where it is important when in time payment will be made, provisions are estimated by discounting the forecast future cash flow at a pretax interest rate that reflects current market estimates of the time value of money and, where appropriate, the risks associated with the liability.

Guarantees

A provision for guarantees is recognized when the underlying products or services are sold. The provision is based on historical data on guarantees and an overall appraisal of possible outcomes in relation to the likelihood associated with these outcomes.

Restructuring

A provision for restructuring is recognized when a detailed, formal restructuring plan has been established and the restructuring has either begun or been publicly announced. No provision is made for future operating losses.

Soil remediation

In accordance with the Group's publicly announced environmental principles and applicable legal requirements, periodic estimates are made of Saab's obligations to restore contaminated soil. Anticipated future payments are discounted to present value and recognized as a provision.

Loss contracts

A provision for a loss contract is recognized when anticipated benefits are less than the unavoidable costs to fulfill the obligations as set out in the contract.

Contingent liabilities

A contingent liability exists if there is a possible commitment stemming from events whose occurrence is dependent on one or more uncertain future events as well as when there is a commitment that is not recognized as a liability or provision because it is unlikely that an outflow of resources will be required or the size of the obligation cannot be estimated with sufficient reliability. Information is provided as long as the likelihood of an outflow of resources is not extremely small.

Taxes

Income taxes consist of current tax and deferred tax. Income taxes are recognized through profit or loss unless the underlying transaction is recognized directly in shareholders' equity, in which case the related tax effect is also recognized in shareholders' equity.

Current tax is the tax paid or received for the current year, applying the tax rates that have been set or essentially set as of the closing day to taxable income and adjusting for current tax attributable to previous periods.

Deferred tax is calculated according to the balance sheet method based on temporary differences between the carrying value of assets and liabilities and their value for tax purposes. Deductible temporary differences are not taken into account in the initial reporting of assets and liabilities in a transaction other than a business combination and which, at the time of the transaction, do not affect either the recognized or taxable result. Moreover, temporary differences are not taken into account if they are attributable to shares in subsidiaries and associated companies that are not expected to be reversed within the foreseeable future. The valuation of deferred tax is based on how the carrying amounts of assets or liabilities are expected to be realized or settled. Deferred tax is calculated by applying the tax rates and tax rules that have been set or essentially are set as of the closing day.

Deferred tax assets from deductible temporary differences and tax loss carryforwards are only recognized to the extent it is likely that they will be utilized. The value of deferred tax assets is reduced when it is no longer considered likely that they can be utilized.

Non-current assets held for sale

When a non-current asset is classified as held for sale, it means that its carrying amount will be recovered primarily through a sale rather than through use.

Immediately before classification as held for sale, the recognized the value of the assets is determined according to the Group's accounting principles. Upon initial classification as held for sale, non-current assets are recognized at the lower of their carrying amount and fair value less selling expenses. Certain balance sheet items are exempt from the valuation rules that apply. At each subsequent reporting date an impairment test is conducted.

Non-current assets are not depreciated/amortized after they are classified as held for sale.

Significant differences between the Group's and the Parent Company's accounting principles

The Parent Company follows the same accounting principles as the Group with the following exceptions.

Segment reporting

The Parent Company's net sales are distributed by operating area and geographical markets. Other requirements for reporting by segment are not reported.

Associated companies and joint ventures

Shares in associated companies and joint ventures are recognized by the Parent Company according to the acquisition value method. Revenue includes only dividends received, provided that they stem from profits earned after acquisition. Dividends exceeding those earnings are considered a repayment of the investment and reduce the carrying value of the shares.

Intangible fixed assets

All development costs are recognized through profit or loss.

Tangible fixed assets

Tangible fixed assets are recognized after revaluation, if necessary. All leases are recognized according to the rules for operating leasing.

Investment properties

Investment properties are recognized according to acquisition cost method.

Financial assets and liabilities and other financial instruments

The Parent Company carries financial fixed assets at cost less impairment and financial current assets according to the lowest value principal. If the reason for impairment has ceased, it is reversed.

Derivatives and hedge accounting

Derivatives that are not used for hedging are carried by the Parent Company according to the lowest value principal. For derivatives used for hedging, recognition is determined by the hedged item. This means that the derivative is treated as an off balance sheet item as long as the hedged item is recognized at cost or is not included on the balance sheet. Receivables and liabilities in foreign currency hedged with forward contracts are valued at the forward rate.

Employee benefits

The Parent Company complies with the provisions of the Law on Safeguarding of Pension Commitments and the regulations of the Financial Supervisory Authority, since this is a condition for tax deductibility.

Untaxed reserves

The amounts allocated to untaxed reserves constitute taxable temporary differences. Due to the connection between reporting and taxation, the deferred tax liability is recognized in the Parent Company as part of untaxed reserves.

Group contributions and shareholders' contributions for legal entities

Shareholders' contributions are recognized directly in the shareholders' equity of the recipient and capitalized in the shares and participating interests of the contributor, to the extent impairment is not required.

Group contributions are recognized based on their economic intent. This means that Group contributions paid in order to minimize the Group's total taxes are recognized directly in retained earnings after deducting the current tax effect. Group contributions equated with dividends are recognized as a dividend. This means that Group contributions received and the effect on current tax are recognized through profit or loss. Group contributions paid and the effect on current tax are recognized directly in retained earnings.

Group contributions equated with shareholders' contributions are recognized by the recipient directly in retained earnings taking into account the effect on current tax. The contributor recognizes Group contributions and the effect on current tax as an investment in shares in Group companies with subsequent impairment testing.

Non-current assets held for sale

The Parent Company applies the Group's accounting principle with the exception that the Parent Company depreciates non-current assets held for sale. Information on these non-current assets and divested operations is provided in a note.

NOTE 2

REVENUE DISTRIBUTION

Revenue by significant source	Group		Parent Company	
SEK m.	2005	2004	2005	2004
Sale of goods	3,746	2,331	1,330	760
Construction contracts	11,112	10,918	6,654	4,443
Service assignments	4,453	4,596	808	512
Royalties	3	3	-	-
Total	19,314	17,848	8,792	5,715

NOTE 3

SEGMENT REPORTING

Segment reporting is prepared for the Group's business areas and geographical areas. The Group's reporting system is designed to track the rate of return on the Group's goods and services, due to which business segments are its primary segment reporting format.

Intra-Group prices between segments are set based on the arm's length principle, i.e., between parties that are independent of each other, well-informed and have a stake in the transactions. Income, assets and liabilities for the segments include directly attributable items and items that can be distributed by segment in a reasonable and reliable manner. The segments' investments in intangible and tangible fixed assets include all investments with the exception of those in short-term equipment and equipment of minor value.

Operating areas

Operating areas are the Group's primary segment. The Group consists of the following operating areas:

- Defence and Security Solutions: The segment comprises deliveries of technical support and services, command and control systems, "system-of-systems" solutions and lifetime commitments for these services.
- Systems and Products: The segment develops and produces complete systems at various levels, including further development and upgrades, studies and demonstrators, and maintenance and components.
- Aeronautics: The segment focuses on military and commercial aviation. The segment is dominated by the advanced, and important, Gripen program. Also included are deliveries of subsystems and components to the major manufacturers of passenger and transport aircraft, Airbus and Boeing.
- Corporate: The segment comprises Group staffs and departments and peripheral operations. It also includes the leasing fleet of 217 aircraft (Saab 340 and Saab 2000). Operational responsibility for the leasing fleet lies with Aeronautics.

Geographical areas

Geographical areas are the Group's secondary segment. Information on the segment's revenue refers to geographical areas grouped by customer locations. Segment assets and investments in tangible and intangible fixed assets during the period are based on the geographical areas and are grouped on the basis of where the assets are located.

The Group's segments are divided into the following geographical areas:

- Sweden: Saab has the world as its market, but research, development and production are principally carried out in Sweden. Nearly half of invoiced sales are to Swedish customers.
- Rest of EU: Sales to EU member states primarily refer to deliveries from Swedish Group companies and to products from every operating area. In Austria, space equipment is developed and manufactured by a partly owned Group company.
- Rest of Europe: Revenue from the Rest of Europe mainly refers to sales from units within Defence and Security Solutions.
- North America: In the U.S., operations comprise aircraft leasing and the sale of spares for the regional aircraft Saab 340 and Saab 2000. A number of major U.S. air carriers are customers. In addition, operations include the manufacture and sale of signature management systems, for which the U.S. Army is a customer.
- Latin America: Sales to Latin America refer to deliveries from Systems and Products and Aeronautics.
- Asia: Revenue from Asia largely refers to sales by units of Defence and Security Solutions.
- Australia, etc.: Sales to Australia mainly refer to command and control systems for the Australian Navy and Army. A large part of these products are developed in Australia.
- Africa: In Africa, Saab offers products and services within electronics for markets including telecommunications, defense, air traffic control and security. Sales from Sweden to Africa primarily comprise Gripen exports to the South African Defence.

NOTE 3

SEGMENT REPORTING (cont.)

Operating areas

Group	Defence and Security Solutions		Systems and Products		Aeronautics		Corporate /eliminations		Group	
SEK m.	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
External revenue	5,144	4,233	6,530	6,282	7,616	6,674	24	659	19,314	17,848
Internal revenue	314	324	867	544	69	122	-1,250	-990	-	-
Total revenue	5,458	4,557	7,397	6,826	7,685	6,796	-1,226	-331	19,314	17,848
Operating income before share in income of associated companies	558	403	821	582	223	751	-15	42	1,587	1,778
Share in income of associated companies	5	-1	5	35	-	-	55	41	65	75
Operating income	563	402	826	617	223	751	40	83	1,652	1,853
Share in income of associated companies	1	-	3	-	-	-	-24	-	-20	-
Financial income and expenses	-2	-24	-53	-68	-55	-82	29	33	-81	-141
Taxes	-115	-100	-191	-169	64	2	-110	-135	-352	-402
Net income for the year	447	278	585	380	232	671	-65	-19	1,199	1,310
Assets	5,277	3,972	8,216	8,320	9,133	7,616	7,968	7,601	30,594	27,509
Of which shares in associated companies	33	14	40	220	-	-	243	306	316	540
Liabilities	2,853	2,270	5,672	5,964	8,886	6,933	3,690	4,121	21,101	19,288
Cash flow from operating activities	466	266	485	-377	1,643	326	-54	110	2,540	325
Capital employed by segment	3,473	2,526	4,191	4,078	2,389	2,547	3,434	3,212	13,487	12,363
Investments (excl. lease assets)	88	65	322	434	142	204	37	64	589	767
Depreciation	116	95	167	180	130	105	526	587	939	967
Impairments	-	21	5	5	-	4	5	-	10	30

Geographical areas

Group	Sweden		Rest of EU		Rest of Europe		North America		Latin America	
SEK m.	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
External revenue	8,541	9,265	5,420	4,604	343	474	1,608	1,335	83	106
Assets	25,321	23,856	290	392	10	148	2,663	2,618	1	-
Investments	486	677	18	21	-	-	22	29	-	-

Group	Asia		Australia, etc.		Africa		Group	
SEK m.	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
External revenue	684	887	1,195	1,171	1,440	6	19,314	17,848
Assets	2	2	628	444	1,679	49	30,594	27,509
Investments	-	-	4	40	59	-	589	767

Revenue by operating area
Parent Company

SEK m.	2005	2004
Defence and Security Solutions	1,549	-
Systems and Products	789	-
Aeronautics	6,454	5,715
Total	8,792	5,715

Revenue by geographical market
Parent Company

SEK m.	2005	2004
Sweden	5,520	4,685
Rest of EU	1,998	971
Rest of Europe	192	5
North America	62	19
Latin America	1	5
Asia	198	30
Australia, etc.	118	-
Africa	703	-
Total	8,792	5,715

NOTE 4

OTHER OPERATING INCOME

	Group		Parent Company	
SEK m.	2005	2004	2005	2004
Gain on sale of associated companies	170	14	-	-
Gain on sale of Group companies	68	37	-	-
Gain from peripheral activities	23	43	-	-
Trading result	14	15	14	15
Gain on sale of fixed assets	6	18	1	-
Change in value of biological assets	4	-	-	-
Revaluation of liabilities	-	10	-	10
Exchange rate gains on receivables/liabilities of an operating nature	-	7	-	5
Other	37	31	3	1
Total	322	175	18	31

NOTE 5

OTHER OPERATING EXPENSES

	Group		Parent Company	
SEK m.	2005	2004	2005	2004
Costs for environmental commitments	-82	-	-82	-
Loss from peripheral activities	-44	-7	-	-
Exchange rate losses on receivables/liabilities of an operating nature	-6	-	-12	-1
Loss on sale of tangible fixed assets	-1	-3	-1	-2
Loss on sale of Group companies	-	-3	-	-
Other	-24	-14	-2	-
Subtotal	-157	-27	-97	-3
Change in value of derivative	-784	-	-	-
Change in value of contracted flows	782	-	-	-
Subtotal	-2	-	-	-
Total	**-159**	**-27**	**-97**	**-3**

NOTE 6

AIRCRAFT FINANCING

As the former manufacturer of the regional aircraft Saab 340 and Saab 2000, Saab has a great interest in ensuring that these aircraft are utilized in the best way possible. Over 500 aircraft have been delivered and 217 are included in Saab's leasing fleet. Opening and closing leasing operations (and spares for these aircraft types) are carried out by wholly owned Group companies and two special purpose entities (SPEs). Income from leasing operations (Saab Aircraft Leasing) is reported in the income statement on the lines other operating income and other operating expenses after offsetting the loss risk reserve. Saab Aircraft Leasing's income statement and balance sheet are largely USD-related, since its agreements on the sale and lease of aircraft are always in USD. The exchange rates used for translation of the financial statements are indicated in Note 50.

Income statement Saab Aircraft Leasing

SEK m.	2005	2004
Leasing revenue	1,070	1,203
Interest income	122	166
Other revenue	172	283
Total revenue	1,364	1,652
Leasing expenses	-444	-537
Interest expenses	-294	-340
Depreciation	-419	-474
Other expenses	-308	-301
Total expenses	-1,465	-1,652
Utilization of loss risk reserve	101	-
Operating income	-	-

Balance sheet Saab Aircraft Leasing

SEK m.	12-31-2005	12-31-2004
Assets		
Lease assets	4,077	4,371
External receivables	984	976
Inventories	8	4
Liquid assets	97	29
Total assets	5,166	5,380
Shareholders' equity and liabilities		
Shareholders' equity	1,437	1,369
Provisions	930	878
Lease obligations[1]	1,523	2,225
Liabilities to Group companies	301	108
Other liabilities	975	800
Total shareholders' equity and liabilities	5,166	5,380
[1] Of which long-term liability	665	1,315

Security pledged for lease obligations amounted to SEK 1,417 m. (2,157).

NOTE 7

ACQUISITIONS AND DIVESTMENTS OF OPERATIONS

On May 16, 2005 Saab acquired 55.6 percent of the South African company Grintek Ltd. It had previously owned 21.4 percent of the company. Grintek is a defence and technology company specializing in defence electronics and telecommunications.

The reported share in income of associated companies amounted to SEK 9 m. in the first five months of the year. During the seven months subsequent to the acquisition, the Group company contributed SEK 1,025 m. to the Group's revenue and SEK 96 m. to operating income. Grintek's net income for the year subsequent to acquisition amounted to SEK 56 m.

If the acquisition had taken place on January 1, 2005, the Group's revenue would have increased by SEK 673 m. to SEK 19,987 m. and net income for the year would have decreased by SEK 12 m. to SEK 1,187 m.

If other minor acquisitions and investments had taken place on January 1, 2005, the Group's revenue would have decreased by SEK 38 m. to SEK 19,276 m. and net income for the year would have decreased, exclusive capital gains, by SEK 56 m. to SEK 1,143 m.

The acquisition of Grintek has the following effects on the Group's assets and liabilities:

Grintek's net assets on acquisition date

SEK m.	Reported value in Grintek Ltd on acquisition date	Fair value reported in Group
Intangible fixed assets	87	87
Tangible fixed assets	218	218
Financial fixed assets	20	20
Deferred tax assets	23	23
Inventories	333	333
Other receivables	652	652
Liquid assets	232	232
Total assets	**1,565**	**1,565**
Shareholders' equity	521	521
Minority interest	122	122
Total shareholders' equity	643	643
Provisions	202	202
Interest-bearing liabilities	104	104
Trade accounts payable and other liabilities	616	616
Total liabilities	922	922
Total liabilities and shareholders' equity	**1,565**	**1,565**

Reported goodwill from acquisition of Grintek

Purchase price paid in cash[1]	405
Acquired net assets, May 16, 2005 (55.6 percent of SEK 521 m.)	-290
Goodwill	115
Purchase price paid in cash	108
Acquired net assets, February 1, 2004 (21.4 % of SEK 407 m.)	-87
Goodwill	21
Total goodwill	**136**

[1] Including legal fees amounting to SEK 3 m.

Goodwill consists in its entirety of synergies between Defence and Security Solutions and Systems and Products. No surplus values in intangible fixed assets have been identified.

Effect on Group's liquidity 2005

Purchase price paid in cash, May 16, 2005	-405
Liquid assets (acquired)	232
Net cash flow	-173
Interest-bearing liabilities	-104
Effect on Group's net liquidity	-277

Total effect on Group's liquidity

Purchase price paid, February 1, 2004	-108
Purchase price paid in cash, May 16, 2005	-405
Net liquidity	128
Net cash outflow	-385

NOTE 8

EMPLOYEES AND STAFF COSTS

Average number of employees

	2005	of whom men	2004	of whom men
Parent Company				
Sweden	4,985	82%	3,795	82%
South Africa	5	80%	2	100%
United Arab Emirates	2	100%	1	100%
Thailand	1	100%	1	100%
France	2	100%	-	-
USA	1	100%	-	-
Czech Republic	1	100%	-	-
Chile	1	100%	-	-
Total, Parent Company	4,998	82%	3,799	82%
Group companies				
Sweden	5,135	80%	6,945	82%
South Africa	809	71%	-	-
USA	416	48%	309	47%
Australia	279	77%	629	81%
Austria	120	80%	116	81%
Denmark	72	85%	70	81%
Finland	55	89%	24	83%
Germany	42	90%	37	86%
UK	15	73%	26	77%
Netherlands	13	85%	11	82%
Norway	10	100%	14	100%
India	7	71%	7	71%
France	7	100%	1	100%
Hungary	4	75%	4	75%
Canada	4	75%	4	75%
Algeria	2	100%	-	-
Mauritius	1	100%	-	-
Japan	1	100%	1	100%
Singapore	1	-	71	77%
United Arab Emirates	-	-	6	67%
Philippines	-	-	5	100%
New Zealand	-	-	21	86%
Total in Group companies	6,993	79%	8,301	81%
Joint ventures				
Sweden	15	53%	15	53%
Joint ventures, total	15	53%	15	53%
Group total	**12,006**	**79 %**	**12,115**	**81%**

Gender distribution of corporate management

	2005 % of women	2004 % of women
Parent Company		
Board of Directors	8 %	8 %
Other senior executives	20 %	20 %
Group total		
Board of Directors	4 %	4 %
Other senior executives	12 %	18 %

Salaries, other remuneration and social security expenses

	2005		2004	
SEK m.	Salaries and other remuneration	Social security expenses	Salaries and other remuneration	Social security expenses
Parent Company	**2,048**	**1,153**	**1,357**	**691**
of which pension costs	-	468[1]	-	248[1]
Group companies	**2,683**	**1,102**	**3,436**	**1,616**
of which pension costs	-	372	-	621
Joint ventures	**10**	**6**	**10**	**6**
of which pension costs	-	3	-	3
Group, total	**4,741**	**2,261**	**4,803**	**2,313**
of which pension costs		843[2]		872[2]

1) Of the Parent Company's pension costs, SEK 8 m. (8) refers to the board and president, including deputies and executive vice presidents. The company's outstanding pension obligations for these individuals amount to SEK 59 m. (62), of which SEK 58 m. (60) refers to former board members and presidents, including deputies and executive vice presidents.

2) Of the Group's pension costs, SEK 30 m. (18) refers to the Group's boards and presidents, including Group companies. The Group's outstanding pension obligations for these individuals amount to SEK 361 m. (91), of which SEK 58 m. (60) refers to former board members and presidents.

Salaries and other remuneration by country and between Board members and President and other employees

SEK m.	2005 Board and President	2005 Other employees	2004 Board and President	2004 Other employees
Parent Company				
Sweden	17	2,026	17	1,336
of which bonuses, etc.	3	-	1	-
South Africa	-	3	-	2
United Arab Emirates	-	1	-	1
Thailand	-	1	-	1
Parent Company total	17	2,031	17	1,340
of which bonuses, etc.	3	-	1	-
Group companies in Sweden	31	2,080	33	2,845
of which bonuses, etc.	2	-	4	-
Group companies outside Sweden				
USA	5	130	7	104
of which bonuses, etc.	1	-	1	-
South Africa	4	150	-	-
of which bonuses, etc.	1	-	-	-
Australia	4	93	8	243
of which bonuses, etc.	-	-	2	-
Austria	3	68	2	66
Denmark	3	31	2	28
Finland	3	19	1	8
Germany	2	26	2	27
UK	1	11	1	14
Netherlands	1	5	1	4
Norway	1	1	1	7
France	-	3	-	-
Saudi Arabia	-	4	-	-
Canada	-	2	-	3
Japan	-	1	-	1
Hungary	-	1	-	1
United Arab Emirates	-	-	-	4
Philippines	-	-	-	1
New Zealand	-	-	-	6
Singapore	-	-	-	16
Group companies, total	58	2,625	58	3,378
of which bonuses, etc.	4	-	7	-
Joint ventures in Sweden	-	10	-	10
of which bonuses, etc.	-	-	-	-
Group total	**75**	**4,666**	**75**	**4,728**
of which bonuses, etc.	7	-	8	-

Of the salaries and remuneration paid to other employees in the Group, SEK 27 m. (27) refers to senior executives other than board members and presidents.

Sick leave in Parent Company

	2005	2004
Total sick leave as a percentage of normal working hours	3%	3%
Percentage of total sick leave related to extended absences of 60 days or more	49%	53%
Sick leave absences by gender as a percentage of normal working hours:		
Men	4%	3%
Women	3%	4%
Sick leave absences by age as a percentage of normal working hours:		
29 years or younger	2%	3%
30–49 years	3%	3%
50 years or older	4%	4%

For information on post-employment compensation and share-related compensation, see Note 36.

Saab has an ambitious occupational health and rehabilitation program. Management's responsibility for rehabilitation is underscored in a directive. Occupational health reviews and inspections are conducted on a regular basis, and a systematic program with current plans is in place at all levels of the organization. Sick leave is monitored carefully, and areas with high absenteeism are given special attention. All Saab employees have access to professional occupational health services, including technical, medical and psychosocial expertise, through in-house resources in Linköping. Rehabilitation is conducted internally and obtained from outside providers. All Saab employees have access to wellness programs that include individual or group exercise options.

NOTE 9

AUDITORS' FEES AND COMPENSATION

SEK m.	Group 2005	Group 2004	Parent Company 2005	Parent Company 2004
Ernst & Young				
Audit assignments	10	9	4	3
Other assignments	6	1	5	1
Deloitte				
Audit assignments	2	-	1	-
Other assignments	-	-	-	-
Other				
Audit assignments	3	5	-	1
Other assignments	3	5	1	-
Total	24	20	11	5

Audit assignments involve examination of the annual report and financial accounting as well as the administration by the Board and the President, other tasks related to the duties of the company's auditors and consultation or other services that may result from observations noted during such examinations or implementation of such other tasks. All other tasks are defined as other assignments.

NOTE 10

OPERATING EXPENSES

Group

SEK m.	2005	2004
Raw materials and consumables	3,211	3,309
Subsystems and equipment	1,733	1,732
Purchased services	2,687	2,354
Change in inventory of finished goods and work in progress for third parties	718	-747
Personnel costs	7,002	7,116
Depreciation	520	493
Impairments	10	30
Other expenses	2,009	1,931
Total	17,890	16,218

Operating expenses refer to cost of goods sold, marketing expenses, administrative expenses and research and development costs. Leasing operations (Saab Aircraft Leasing) are reported in the income statement on the lines other operating income or other operating expenses, due to which depreciation of lease assets is not included in depreciation above.

NOTE 11

DEPRECIATION/AMORTIZATION AND IMPAIRMENTS

Group

SEK m.	2005	2004
Depreciation/amortization		
Capitalized development costs	-107	-49
Other intangible assets	-33	-29
Operating properties	-118	-125
Property, plant and equipment	-148	-165
Equipment, tools and installations	-114	-125
Lease assets (see Note 6)	-419	-474
Total	-939	-967
Impairments		
Goodwill	-	-21
Other intangible assets	-	-5
Property, plant and equipment	-7	-
Equipment, tools and installations	-2	-4
Investment properties	-1	-
Total	-10	-30

Parent Company

SEK m.	2005	2004
Depreciation/amortization		
Other intangible assets	-27	-
Buildings and land	-44	-50
Property, plant and equipment	-54	-47
Equipment, tools and installations	-57	-41
Total	-182	-138

NOTE 12

FINANCIAL INCOME AND EXPENSES

Group

SEK m.	2005	2004
Interest income	249	259
Dividends	-	21
Other investments including derivatives:		
Net change in value from revaluation of financial instruments	12	-
Net change in value from reevaluation of financial assets	14	-
Net exchange rate differences	17	35
Less project interest applied to gross income	-64	-76
Other financial income	-	4
Financial income	228	243
Interest expenses	-144	-193
Other investments including derivatives:		
Net change in value from reevaluation of financial assets/liabilities	-2	-13
Impairment of financial assets held for sale	-	-23
Net exchange rate differences	-3	-3
Interest portion of pension costs for the year	-151	-152
Other financial expenses	-9	-
Financial expenses	-309	-384
Share in income of associated companies	-20	-
Net financial income and expenses	**-101**	**-141**

Parent Company

SEK m.	Result from shares in Group companies 2005	2004	Result from shares in associated companies/ joint ventures 2005	2004
Dividends	869	5,288	18	6
Group contributions received	587	727	-	-
Capital gain on sale of shares	204	27	346	1
Impairments	-1,593	-5,530	-2	-
Total	67	512	362	7

Parent Company

SEK m.	Result from other securities and receivables held as fixed assets 2005	2004	Other interest income and similar profit/loss items 2005	2004
Interest income, group companies	-	-	198	169
Other interest income	-	-	100	126
Capital gain on sale of shares	5	3	-	-
Impairments	-	-16	-	-
Dividends	-	16	-	-
Exchange rate differences	-1	4	-	35
Less project interest applied to gross income	-	-	-64	-44
Other	-10	-	-	-
Total	-6	7	234	286

Parent Company

SEK m.	Interest expenses and similar profit/loss items 2005	2004
Interest expenses, Group companies	110	165
Other interest expenses	108	157
Interest portion of pension costs for the year	71	83
Interest expenses, convertible debenture loan	-	5
Total	289	410

NOTE 13

APPROPRIATIONS

Difference between book depreciation and depreciation according to plan
Parent Company

SEK m.	2005	2004
Buildings and land	27	-35
Property, plant and equipment as well as tools and installations	12	16
Tax allocation reserve, dissolution during the year	-	234
Total	39	215

NOTE 14

TAXES

Tax reported in income statement
Group

SEK m.	2005	2004
Current tax expense (–)/tax recoverable (+)		
Taxes for the year	-94	-26
Adjustment for taxes related to previous years	-9	73
Total	-103	47
Deferred tax expense (–)/tax recoverable (+)		
Deferred tax related to temporary differences	253	24
Deferred tax related to value of tax loss carryforwards capitalized during the year	23	20
Deferred tax expense related to utilization of previously capitalized value of tax loss carryforwards	-525	-483
Deferred tax related to previous years	-	-9
Total	-249	-448
Total reported tax in Group	**-352**	**-402**

Due to the utilization of tax loss carryforwards, only SEK 8 m. in tax was paid by Saab AB and its wholly owned Swedish Group companies during the year. Current taxes for the year primarily refer to the U.S., Australia and South Africa as well as to partly owned Group companies in Sweden.

Parent Company

SEK m.	2005	2004
Current tax expense (–)/tax recoverable (+)		
Taxes for the year	-128	-74
Adjustment for taxes related to previous years	-	79
Total	-128	5
Deferred tax expense (–)/tax recoverable (+)		
Deferred tax related to temporary differences	147	77
Deferred tax related to value of tax loss carryforwards capitalized during the year	-	-79
Deferred tax expense related to utilization of previously capitalized value of tax loss carryforwards	-231	-327
Total	-84	-329
Total reported tax expense in Parent Company	**-212**	**-324**

Current taxes for the year refer in their entirety to tax on Group contributions received.

Reconciliation of effective tax

Group

SEK m.	2005 (%)	2005	2004 (%)	2004
Income before taxes		1 551		1 712
Tax according to current tax rate for Parent Company	28.0%	-434	28.0%	-479
Effect of other tax rates for foreign Group companies	0.3%	-5	0.6%	-11
Non-deductible expenses	1.9%	-30	2.6%	-50
Tax-exempt income	-5.4%	84	-2.6%	44
Utilization of tax loss carryforwards previously not capitalized	-1.5%	23	-2.3%	40
Tax related to previous years	0.6%	-9	-3.7%	64
Other	-1.2%	19	0.8%	-10
Reported effective tax rate	22.7%	-352	23.4%	-402

Parent Company

SEK m.	2005 (%)	2005	2004 (%)	2004
Income before taxes		507		1 152
Tax according to current tax rate for Parent Company	28.0%	-142	28.0%	-323
Non-deductible expenses	45.0%	-228	7.4%	-86
Tax-exempt income	-31.2%	158	-1.0%	12
Utilization of tax loss carryforwards previously not capitalized	-	-	-0.7%	8
Other	-	-	-5.6%	65
Reported effective tax rate	41.8%	-212	28.1%	-324

Tax items reported directly in shareholders' equity

Group

SEK m.	2005	2004
Deferred tax attributable to change in accounting principles, IFRS	-123	124
Exchange rate differences	18	-11
Acquisitions and disposals	20	-9
Total	-85	104

Parent Company

SEK m.	2005	2004
Deferred tax attributable to change in accounting principles	-56	-
Total	-56	-

Deferred tax assets and liabilities

Group

SEK m.	Deferred tax assets 12-31-2005	Deferred tax liabilities 12-31-2005	Net
Intangible fixed assets	-	-405	-405
Tangible fixed assets	15	-394	-379
Lease assets	30	-825	-795
Biological assets	-	-31	-31
Investment properties	-	-8	-8
Long-term receivables	187	-	187
Inventories	163	-7	156
Accounts receivable	13	-2	11
Prepaid expenses and accrued income	20	-4	16
Long-term receivables	-	-69	-69
Provisions for pensions	141	-	141
Other provisions	695	-	695
Accrued expenses and deferred income	90	-1	89
Tax allocation reserves	-	-6	-6
Other	136	-11	125
Tax loss carryforwards	564	-	564
Tax assets/liabilities	2,054	-1,763	291
Set-off	-1,735	1,735	-
Tax assets /liabilities, net	**319**	**-28**	**291**

Group SEK m.	Deferred tax assets 12-31-2004	Deferred tax liabilities 12-31-2004	Net
Intangible fixed assets	-	-318	-318
Tangible fixed assets	34	-263	-229
Lease assets	-	-1,048	-1,048
Biological assets	-	-30	-30
Investment properties	-	-7	-7
Long-term receivables	223	-12	211
Inventories	271	-5	266
Accounts receivable	14	-1	13
Provisions for pensions	201	-32	169
Other provisions	616	-127	489
Tax allocation reserves	-	-11	-11
Other	123	-84	39
Tax loss carryforwards	1,081	-	1,081
Tax assets/liabilities	2,563	-1,938	625
Set-off	-1,888	1,888	-
Tax assets/liabilities, net	**675**	**-50**	**625**

Parent Company

SEK m.	Deferred tax assets 12-31-2005	Deferred tax liabilities 12-31-2005	Net
Intangible fixed assets	2	-182	-180
Financial fixed assets	1	-	1
Accounts receivable	3	-	3
Prepaid expenses and accrued income	21	-	21
Provisions for pensions	111	-	111
Other provisions	519		519
Accrued expenses and deferred income	20	-	20
Other	56	-	56
Tax loss carryforwards	12	-	12
Tax assets/liabilities	745	-182	563
Set-off	-182	182	-
Tax assets/liabilities, net	**563**	**-**	**563**

Parent Company

SEK m.	Deferred tax assets 12-31-2004	Deferred tax liabilities 12-31-2004	Net
Intangible fixed assets	-	-126	-126
Prepaid expenses and accrued income	23	-	23
Provisions for pensions	122	-	122
Other provisions	441	-	441
Tax loss carryforwards	243	-	243
Tax assets/liabilities	829	-126	703
Set-off	-126	126	-
Tax assets/liabilities, net	**703**	**-**	**703**

Maturity dates of reported deferred tax assets

SEK m.	Group	Parent Company
Deferred tax assets recovered within one year	326	86
Deferred tax assets recovered after one year	1,728	659

Maturity dates of reported deferred tax liabilities

SEK m.	Group	Parent Company
Deferred tax liabilities due for payment within one year	132	-
Deferred tax liabilities due for payment after one year	1,631	182

Tax loss carryforwards outside Sweden mature during the years 2018 to 2024.

Change in deferred tax in temporary differences and tax loss carryforwards

Group

SEK m.	Opening balance Jan. 1, 2005	Reported in income statement	Reported in share-holders' equity	Acquisi-tion/divest-ment of operations	Closing balance Dec. 31, 2005
Intangible fixed assets	-318	-87	-	-	-405
Tangible fixed assets	-229	-151	-	-	-380
Lease assets	-1,048	348	-95	-	-795
Biological assets	-30	-1	-	-	-31
Investment properties	-7	-1	-	-	-8
Long-term receivables	211	-24	-	-	187
Inventories	266	-84	-26	-	156
Accounts receivable	13	-2	-	-	11
Prepaid expenses and accrued income	-	16	-	-	16
Long-term liabilities	-	-69	-	-	-69
Provisions for pensions	169	-28	-	-	141
Other provisions	489	186	-	20	695
Tax allocation reserves	-11	5		-	-6
Accrued expenses and deferred income	-	87	2	-	89
Other	39	81	6	-	126
Utilization of tax loss carryforwards	1,081	-525	8	-	564
Total	625	-249	-105	20	291

SEK m.	Opening balance Jan. 1, 2004	Reported in income statement	Reported in share-holders' equity	Acquisi-tion/divest-ment of operations	Closing balance Dec. 31, 2004
Intangible fixed assets	-218	-100	-	-	-318
Tangible fixed assets	-332	79	33	-9	-229
Lease assets	-948	-100	-	-	-1 048
Biological assets	-30	-	-	-	-30
Investment properties	-7	-	-	-	-7
Long-term receivables	-	211	-	-	211
Inventories	105	161	-	-	266
Accounts receivable	18	-5	-	-	13
Provisions for pensions	60	29	80	-	169
Other provisions	792	-303	-	-	489
Tax allocation reserves	-106	95	-	-	-11
Other	71	-32	-	-	39
Utilization of tax loss carryforwards	1,564	-483	-	-	1 081
Total	969	-448	113	-9	625

Of other changes, SEK 20 m. (0) refers to deferred taxes from acquisitions of Group companies.

Changes reported directly in shareholders' equity also include exchange rate differences.

Parent Company

SEK m.	Opening balance Jan. 1, 2005	Reported in income statement	Reported in share-holders' equity	Closing balance Dec. 31, 2005
Tangible fixed assets	-126	2	-56	-180
Financial fixed assets	-	1	-	1
Accounts receivable	-	3	-	3
Prepaid expenses and accrued income	23	-2	-	21
Provisions for pensions	122	-11	-	111
Other provisions	441	78	-	519
Accrued expenses and deferred income	-	20	-	20
Other	-	56	-	56
Utilization of tax loss carryforwards	243	-231	-	12
Total	703	-84	-56	563

SEK m.	Opening balance Jan. 1, 2004	Reported in income statement	Reported in share-holders' equity	Closing balance Dec. 31, 2004
Tangible fixed assets	-136	10	-	-126
Prepaid expenses and accrued income	25	-2	-	23
Provisions for pensions	41	81	-	122
Other provisions	532	-91	-	441
Utilization of tax loss carryforwards	570	-327	-	243
Total	1,032	-329	-	703

NOTE 15

INTANGIBLE FIXED ASSETS

	Group		Parent Company	
SEK m.	12-31-2005	12-31-2004	12-31-2005	12-31-2004
Goodwill	1,777	1,618	-	-
Capitalized development costs	1,408	1,148	-	-
Other intangible assets	37	56	28	-
Total	3,222	2,822	28	-

Goodwill

	Group		Parent Company	
SEK m.	2005	2004	2005	2004
Accumulated acquisition value				
Opening balance, January 1	2,177	2,224	-	-
Acquired through business acquisitions	152	22	-	-
Reclassifications to holdings for sale	-11	-	-	-
Disposals and discontinued operations	-	-68	-	-
Translation differences	10	-1	-	-
Closing balance, December 31	2,328	2,177	-	-
Accumulated amortization and impairments				
Opening balance, January 1	-559	-597	-	-
Impairments for the year	-	-21	-	-
Reclassifications to holdings for sale	9	-	-	-
Sales and disposals	-	59	-	-
Translation differences	-1	-	-	-
Closing balance, December 31	-551	-559	-	-
Reported value, December 31	**1,777**	**1,618**	**-**	**-**

Capitalized development costs

	Group		Parent Company	
SEK m.	2005	2004	2005	2004
Accumulated acquisition value				
Opening balance, January 1	1,213	794	-	-
Acquired through business acquisitions	130	-	-	-
Internally developed assets	292	419	-	-
Sales and disposals	-8	-	-	-
Translation differences	7	-	-	-
Closing balance, December 31	1,634	1,213	-	-
Accumulated amortization and impairments				
Opening balance, January 1	-65	-16	-	-
Amortization for the year	-107	-49	-	-
Acquired through business acquisitions	-53	-	-	-
Translation differences	-1	-	-	-
Closing balance, December 31	-226	-65	-	-
Reported value, December 31	**1,408**	**1,148**	**-**	**-**

Other intangible assets

	Group		Parent Company	
SEK m.	**2005**	**2004**	**2005**	**2004**
Accumulated acquisition value				
Opening balance, January 1	437	451	-	-
Acquired through business acquisitions	43	-	275	-
Other acquisitions	1	1	-	-
Reclassifications to holdings for sale	-1	-	-	-
Sales and disposals	-	-15	-	-
Closing balance, December 31	480	437	275	-
Accumulated amortization and impairments				
Opening balance, January 1	-381	-359	-	-
Amortization for the year	-33	-29	-27	-
Impairments for the year	-	-5	-	-
Acquired through business acquisitions	-30	-	-220	-
Reclassifications to holdings for sale	1	-	-	-
Sales and disposals	-	12	-	-
Closing balance, December 31	-443	-381	-247	-
Reported value, December 31	**37**	**56**	**28**	**-**

Amortization is included in the following lines in income statement

	Group		Parent Company	
SEK m.	**2005**	**2004**	**2005**	**2004**
Cost of goods sold	33	29	27	-
Research and development costs	107	49	-	-

Impairments are included in the following lines in income statement

	Group		Parent Company	
SEK m.	**2005**	**2004**	**2005**	**2004**
Cost of goods sold	-	5	-	-
Marketing expenses	-	21	-	-

Development costs

Amortization of capitalized development costs is based on the asset's use over an estimated production volume. The production volume is set based on an assumed future sales volume according to a business case. The significant items in the total capitalization are development costs refer to electronic warfare systems, the export version of Gripen and RBS 15 Mk3.

Development costs are capitalized only in the consolidated accounts. In legal units, on the other hand, all costs for development work are expensed, which means that the Parent Company does not report any capitalized costs for development work.

Impairment tests for cash-generating units containing goodwill

The following cash-generating units have significant reported goodwill values in relation to the Group's total reported goodwill value:

SEK m.	**2005**	**2004**
Saab Bofors Dynamics	487	487
Saab Avitronics	356	318
Saab Systems	295	295
AerotechTelub	442	442
Grintek (acquired 2005)	109	-
Total	1,689	1,542
Units without significant goodwill values, aggregate	88	76
Total Goodwill	**1,777**	**1,618**

Impairment testing for Saab's cash-generating units is based on the calculation of value in use. This value uses cash flow forecasts based on established budgets and business plans. Forecast cash flows are calculated at present value using a discount rate of 10 percent based on WACC, according to external requirements. The value in use of cash-generating units consists of the present value of cash flows and of residual value. This value in use is compared with the consolidated book value of the unit to determine whether impairment has occurred.

Units that have been allocated goodwill have stable cash flows and order backlogs that stretch over several years. A sensitivity analysis of the discount rate shows that it can amount to 15-20 percent in the various units before impairment is required.

No need for impairment was noted in connection with this year's test.

NOTE 16

TANGIBLE FIXED ASSETS

	Group		Parent Company	
SEK m.	**12-31-2005**	**12-31-2004**	**12-31-2005**	**12-31-2004**
Operating properties/ buildings and land[1]	3 204	3 135	1 194	1 026
Property, plant and equipment	592	632	288	264
Equipment, tools and installations	363	344	163	162
Construction in progress	49	28	27	2
Total	4 208	4 139	1 672	1 454

[1] In the Group, the reported amount refers to operating properties. In the Parent Company, the reported amount refers to buildings and land.

Operating properties/buildings and land[1]

SEK m.	Group 2005	Group 2004	Parent Company 2005	Parent Company 2004
Acquisition value				
Opening balance, January 1	6,271	6,773	1,319	1,422
Acquired through business acquisitions	166	62	-	-
Other acquisitions	47	-	11	4
Reclassification	-	-	-	-98
Sales	-43	-558	-	-9
Translation differences	14	-6	-	-
Closing balance, December 31	6,455	6,271	1,330	1,319
Depreciation and impairments				
Opening balance, January 1	-3,136	-3,395	-752	-707
Depreciation for the year	-118	-125	-44	-50
Business combinations	-1	-	-	-
Sales	5	383	-	5
Translation differences	-1	1		
Closing balance, December 31	-3,251	-3,136	-796	-752
Revaluations				
Opening balance, January 1	-	-	459	494
Revaluations for the year	-	-	201	-
Depreciation for the year of reevaluated amount	-	-	-	-35
Closing balance, December 31	-	-	660	459
Reported value, December 31	**3,204**	**3,135**	**1,194**	**1,026**

1) In the Group, the reported amount refers to operating properties. In the Parent Company, the reported amount refers to buildings and land.

Tax assessment values

SEK m.	Group 12-31-2005	Group 12-31-2004	Parent Company 12-31-2005	Parent Company 12-31-2004
Tax assessment value, buildings (in Sweden)	986	1,148	507	510
Tax assessment value, land (in Sweden)	480	514	194	191

Property, plant and equipment

SEK m.	Group 2005	Group 2004	Parent Company 2005	Parent Company 2004
Acquisition value				
Opening balance, January 1	2 375	2 874	887	855
Acquired through business acquisitions	77	-	151	-
Other acquisitions	111	173	35	47
Reclassification to tangible fixed assets held for sale	-95	-	-	-
Other reclassifications	8	20	-	33
Sales	-152	-685	-63	-48
Translation differences	20	-7	-	-
Closing balance, December 31	2 344	2 375	1 010	887
Depreciation and impairments				
Opening balance, January 1	-1 743	-2 160	-623	-630
Depreciation for the year	-148	-165	-54	-47
Impairments for the year	-7	-	-	-
Business combinations	-47	-	-103	-
Reclassification to tangible fixed assets held for sale	73	-	-	-
Other reclassifications	-7	27	1	8
Sales	138	551	57	46
Translation differences	-11	4	-	-
Closing balance, December 31	-1 752	-1 743	-722	-623
Reported value, December 31	**592**	**632**	**288**	**264**

Equipment, tools and installations

	Group		Parent Company	
SEK m.	**2005**	**2004**	**2005**	**2004**
Acquisition value				
Opening balance, January 1	1,597	1,677	610	605
Acquired through business acquisitions	123	1	147	10
Other acquisitions	109	99	33	29
Other reclassifications	6	-2	1	-9
Sales	-210	-174	-85	-25
Translation differences	12	-4	-	-
Closing balance, December 31	1,637	1,597	706	610
Depreciation and impairments				
Opening balance, January 1	-1,253	-1,283	-448	-419
Depreciation for the year	-114	-125	-57	-41
Impairments for the year	-2	-4	-	-
Acquired through business acquisitions	-88	-1	-116	-4
Other reclassifications	-6	-5	-1	-8
Sales	196	162	79	24
Translation differences	-7	3	-	-
Closing balance, December 31	-1,274	-1,253	-543	-448
Reported value, December 31	**363**	**344**	**163**	**162**

Construction in progress

	Group		Parent Company	
SEK m.	**2005**	**2004**	**2005**	**2004**
Acquisition value				
Opening balance, January 1	28	64	2	32
Acquired through business acquisitions	-	-	1	-
Other acquisitions	24	-	25	2
Other reclassifications	-3	-25	-1	-32
Sales	-	-11	-	-
Reported value, December 31	**49**	**28**	**27**	**2**

Impairments

Impairments in the Group amounted to SEK 9 m. for machinery and equipment that is no longer used.

Collateral

On December 31, 2005 property with a reported value of SEK 295 m. (295) was pledged as collateral for bank loans.

NOTE 17

LEASE ASSETS AND LEASES

As the former manufacturer of the regional aircraft Saab 340 and Saab 2000, Saab has a great interest in ensuring that these aircraft are utilized in the best way possible. Over 500 aircraft have been delivered and 217 are included in Saab's leasing fleet. Opening and closing leasing operations (and spares for these aircraft types) are carried out by wholly owned Group companies and two special purpose entities (SPEs). Leasing operations are carried out in the global market, with an emphasis on North American and European customers. The terms of both finance and operating leases conform to customary terms in the international aircraft leasing market, which may entail the right to early termination, purchases and extensions, as well as security, geographical and tax-related limitations on the allocation of the aircraft in question. The operations are carried out in USD.

Lease assets are depreciated on a straight-line basis over 20-25 years. The result from leasing operations including depreciation is reported in the income statement on the lines other operating expenses and other operating income.

Leasing aircraft obtained for leasing purposes

SEK m.	2005	2004
Accumulated acquisition value		
Opening balance, January 1	9,379	9,622
Purchases	30	7
Sales	-1,668	-94
Reclassifications	-349	-
Translation differences	455	-156
Closing balance, December 31	7,847	9,379
Accumulated depreciation		
Opening balance, January 1	-3,869	-3,479
Sales	920	15
Reclassifications	74	-
Depreciation for the year	-419	-474
Translation differences	-144	69
Closing balance, December 31	-3,438	-3,869
Accumulated impairments		
Opening balance, January 1	-1,139	-1,105
Sales and revaluations	809	-34
Translation differences	-2	-
Closing balance, December 31	-332	-1,139
Reported value, December 31	**4,077**	**4,371**

Of the leasing aircraft held for leasing purposes, according to the table above, a portion are held through finance leases; see table below.

Leasing aircraft obtained via finance leases

SEK m.	2005	2004
Accumulated acquisition value		
Opening balance, January 1	1,285	1,917
Terminated finance leases	-119	-632
Closing balance, December 31	1,166	1,285
Accumulated depreciation		
Opening balance, January 1	-609	-900
Terminated finance leases	145	384
Depreciation for the year	-64	-93
Closing balance, December 31	-528	-609
Accumulated impairments		
Opening balance, January 1	-507	-567
Sales and revaluations	507	60
Closing balance, December 31	-	-507
Reported value, December 31	**638**	**169**

The leasing fleet is periodically valued in terms of the present value of the future payments it is expected to generate. The inflow is represented by projected receipts from customers and insurers. Disbursements consist of fees for technical, legal and administrative activities directly related to management of the fleet. For aircraft leased by Saab, lease payments account for a significant share of the valuation.

Insurance protection limits Saab's risk. However, the internal distribution between expected receipts from customers and those from insurers will be affected in each instance by current projections.

Lease assets reported in the balance sheet are tested for impairment through a comparison between reported value and present value of forecast payment flows. For lease assets not reported in the balance sheet, any deficits are reported as allocations.

Leasing fees for aircraft obtained via finance leases and leased out via operating leases

	NOMINAL AMOUNT		PRESENT VALUE	
SEK m.	Payments to lessors	Payments from airlines[1]	Payments to lessors	Payments from airlines[1]
Outcome				
2004	136	118	-	-
2005	138	149	-	-
Contracted				
2006	142	54	138	51
2007	95	41	89	33
2008	74	29	66	21
2009	59	8	50	5
2010	26	-	21	-
2011 and forward	-	-	-	-
Total, contracted	396	132	364	110

Saab is not the lessor in finance leases.

Leasing fees for aircraft obtained/leased via operating leases

SEK m.	Payments to lessors	Payments from airlines [1]	Payments from airlines [2]
Outcome			
2004	480	363	637
2005	401	324	592
Contracted			
2006	449	344	473
2007	399	254	291
2008	359	173	249
2009	298	95	216
2010	292	94	187
2011 and forward	985	349	831
Total, contracted	2 782	1 309	2 247

[1] Receipts from airlines for aircraft held and leased out via operating leases. The contracted values for 2006 and forward include contracted inflows from the air carrier NWA, which has filed for Chapter11 bankruptcy. Lease levels are expected to be renegotiated in 2006.

[2] Receipts from airlines for owned aircraft leased out via operating leases.

Leasing fees for other assets obtained via operating leases

Other leasing fees refer to premises, computers and automobiles.

Group

SEK m.	Premises and buildings	Machinery and equipment
Outcome		
2004	73	77
2005	71	81
Contracted		
2006	69	72
2007	64	45
2008	54	24
2009	50	17
2010	7	17
2011 and forward	-	17
Total, contracted	244	192

Parent Company

SEK m.	Premises and buildings	Machinery and equipment
Outcome		
2004	13	55
2005	10	60
Contracted		
2006	9	52
2007	7	32
2008	7	19
2009	6	17
2010	-	17
2011 and forward	-	17
Total, contracted	29	154

NOTE 18

BIOLOGICAL ASSETS

Group

SEK m.	2005	2004
Living forests		
Opening balance, January 1	213	213
Change in fair value less selling expenses	4	-
Closing balance, December 31	217	213
Of which fixed assets	217	213

On December 31, 2005 the biological assets consisted of approximately 380,000 m^3 of spruce, 560,000 m^3 of pine and 62,000 m^3 of hardwood. During the year approximately 20,000 m^3 of timber was felled, which had a fair value in the Group, after deducting selling expenses, of SEK 6 m. on the felling date.

The valuation of forests has been done with the help of independent appraisers. The property has been valued according to the market comparison method. In the valuation, the environmental impact on the firing range has not been taken into account. An adjustment for the environmental impact has been made by reducing fair value by an amount corresponding to the market value of the size of the firing range (4,424 hectares) less the value of the timber.

NOTE 19

INVESTMENT PROPERTIES

Information on fair value of investment properties in the Group
In the Group, investment properties are reported according to the fair value method.

Group

SEK m.	2005	2004
Opening fair value, January 1	59	58
Investments in properties	4	1
Unrealized change in value	-1	-
Closing fair value, December 31	62	59

In 2004 and 2005 no investment properties were added or removed.

Investment properties are recognized in the balance sheet at fair value and changes in the value of these properties are recognized in the income statement; see also Note 1.

Investment properties comprise a number of rental properties leased to outside tenants. Leases on offices and production space in Karlskoga initially are signed for a period of 2-5 years. Prior to expiration, renegotiations are held with the tenant on the rent level and other terms of the agreement, provided the lease has not been terminated.

Fair values have been determined by analyzing rental income and expenses for each property, thereby producing a net rental income figure. Net rental income has been served as the basis of a valuation of fair value with a yield of 13 percent.

Group

SEK m.	2005	2004
Effect on net income/net rental income		
Rental income	15	15
Direct costs for investment properties that generated rental income during the period	-7	-7
Effect on net income /net rental income	8	8

Information on fair value of investment properties in Parent Company
In the Parent Company, investment properties are recognized according to the acquisition cost method. Investment properties in the Parent Company are leased out to other companies in the Group and are therefore classified as operating properties in the Group.

Parent Company

SEK m.	2005	2004
Accumulated fair value		
Opening fair value, January 1	150	142
Closing fair value, December 31	152	150

Parent Company

SEK m.	2005	2004
Effect on net income /net rental income		
Rental income	18	18
Direct costs for investment properties that generated rental income during the period	-18	-18
Effect on net income for the year	-	-

Information on reported value of investment properties in Parent Company

Parent Company

SEK m.	2005	2004
Accumulated acquisition value		
Opening balance, January 1	112	112
Closing balance, December 31	112	112
Accumulated depreciation according to plan		
Opening balance, January 1	-57	-53
Depreciation according to plan for the year	-2	-4
Closing balance, December 31	-59	-57

Accumulated revaluations		
Opening balance, January 1	-	-
Revaluations for the year	66	-
Depreciation according to plan for the year on revaluated amount	-2	-
Closing balance, December 31	64	-
Reported value, December 31	**117**	**55**

Tax assessment value

	Group		Parent Company	
SEK m.	**12-31-2005**	**12-31-2004**	**12-31-2005**	**12-31-2004**
Tax assessment value of buildings	37	37	41	41
Tax assessment value of land	6	6	-	-

NOTE 20

SHARES IN ASSOCIATED COMPANIES CONSOLIDATED ACCORDING TO EQUITY METHOD

Group

SEK m.	2005	2004
Reported value, January 1	540	275
Acquisition of associated companies	17	111
Sale of associated companies	-246	-8
Share in associated companies' income[1]	45	75
Reclassifications	-84	95
Translation differences and internal gains	42	-1
Dividends	-18	-7
Other changes in associated companies' shareholders' equity	20	-
Reported value, December 31	316	540

[1] Share in associated companies' income after tax and minority interest.

Results from Eurenco Group, Wah Nobel (Pvt) Ltd, Omnigo (Pty) Ltd and Electrodynamics Frontline Software (Pty) Ltd are reported in financial income and expenses.

Shares in associated companies as of December 31, 2005 include goodwill of SEK 0 m. (22).

The Group's share of sales, income, assets, shareholders' equity and liabilities are as follows:

12-31-2005

SEK m.	Country	Revenue	Income
Associated companies			
A2 Acoustics AB	Sweden	4	-
Booforsen Fastighets AB	Sweden	49	1
Caran Saab Engineering AB	Sweden	40	6
Cybersim (Pty) Ltd	South Africa	1	-1
Electrodynamics Frontline Software (Pty) Ltd	South Africa	-	-
Eurenco Group	France	189	-24
Hawker Pacific Airservices Ltd	Australia	373	8
Industrikompetens i Östergötland AB	Sweden	18	2
Nammo A/S [1]	Norway	524	55
Omnigo (Pty) Ltd	South Africa	16	1
Saab Grintek (Pty) Ltd	South Africa	136	4
Saab Grintek Defence (Pty) Ltd	South Africa	101	-13
Sörman Holding AB	Sweden	49	3
Wah Nobel (Pvt) Ltd	Pakistan	20	3
Total		1,570	45

[1] The company was sold on December 31, 2005.

12-31-2004

SEK m.	Country	Revenue	Income
Associated companies			
A2 Acoustics AB	Sweden	3	-
Booforsen Fastighets AB	Sweden	25	1
Caran Saab Engineering AB	Sweden	23	1
Hawker Pacific Airservices Ltd [1]	Australia	-	-
Industrikompetens i Östergötland AB	Sweden	13	-
Nammo A/S	Norway	455	39
Saab Grintek (Pty) Ltd	South Africa	355	14
Saab Grintek Defence (Pty) Ltd	South Africa	296	17
Sörman Holding AB	Sweden	51	3
Totalt		1,221	75

[1] The company was consolidated in 2004 as a Group company. The change in ownership that made it an associated company occurred on December 31, 2004.

12-31-2005 SEK m.	Assets	Shareholders' equity	Liabilities	Ownership interest, %
Associated companies				
A2 Acoustics AB	2	1	1	40.0
Booforsen Fastighets AB	98	23	75	50.0
Caran Saab Engineering AB	20	10	10	50.0
Cybersim (Pty) Ltd	6	5	1	25.0
Electrodynamics Frontline Software (Pty) Ltd	1	1	0	25.0
Eurenco Group	225	91	134	19.9
Hawker Pacific Airservices Ltd	325	137	188	49.0
Industrikompetens i Östergötland AB	8	4	4	33.0
Nammo A/S [2]	-	-	-	-
Omnigo (Pty) Ltd	21	11	10	40.0
Saab Grintek (Pty) Ltd [1]	-	-	-	-
Saab Grintek Defence (Pty) Ltd [1]	-	-	-	-
Sörman Holding AB	31	17	14	25.3
Wah Nobel (Pvt) Ltd	32	16	16	27.2
Total	769	316	453	

1) Saab Grintek Ltd and Saab Grintek Defence (Pty) Ltd are consolidated Group companies as of June 1, 2005.

2) The company was sold on December 31, 2005.

12-31-2004 SEK m.	Assets	Shareholders' equity	Liabilities	Ownership interest, %
Associated companies				
A2 Acoustics AB	1	-	1	40.0
Booforsen Fastighets AB	72	2	70	50.0
Caran Saab Engineering AB	9	4	5	50.0
Hawker Pacific Airservices Ltd	222	117	105	49.0
Industrikompetens i Östergötland AB	6	3	3	33.0
Nammo A/S	348	183	165	27.5
Saab Grintek (Pty) Ltd	317	134	183	21.4
Saab Grintek Defence (Pty) Ltd	348	77	271	49.0
Sörman Holding AB	28	14	14	25.3
Total	1,351	534	817	

NOTE 21

SHARES IN JOINT VENTURES CONSOLIDATED ACCORDING TO PROPORTIONAL METHOD

The Group has a 50% holding in the joint venture Gripen International, whose principal activity is to offer, market and provide services for aircraft, military materiel and related equipment. The remaining holding that the Group has in joint ventures is insignificant.

The Group's financial reports include the following items that constitute the Group's ownership interest in the joint venture's revenue, expenses, assets and liabilities.

Gripen International

SEK m.	2005	2004
Revenue	616	429
Expenses	-549	-377
Income	67	52
Fixed assets	2	3
Current assets	599	525
Total assets	601	528
Current liabilities	459	453
Total liabilities	459	453
Net assets/net liabilities	**142**	**75**

NOTE 22

PARENT COMPANY'S SHARES IN ASSOCIATED COMPANIES AND JOINT VENTURES

Parent Company

SEK m.	2005	2004
Accumulated acquisition value		
Opening balance, January 1	340	113
Acquisitions	2	166
Sales	-56	-
Reclassifications	-101	8
Other changes	-	1
Share of net income for the year	67	52
Closing balance, December 31	252	340
Reported value, December 31	**252**	**340**

Specification of Parent Company's (co-owner's) directly owned holdings of shares in associated companies and joint ventures.

SEK m.	% of votes and capital 2005	Reported value 2005
Associated companies		
A2 Acoustics AB, 556052-5601, Linköping	40.0	-
Caran Saab Engineering AB, 556615-7581, Linköping	50.0	2
Hawker Pacific Airservices Ltd, Australia	49.0	8
Industrikompetens i Östergötland AB, 556060-5478, Linköping	33.0	2
Eurenco SA, France	19.9	86
Joint ventures		
Gripen International KB, 969679-8231, Linköping	50.0	142
Gripen Venture Capital AB, 556298-6629, Linköping	50.0	12
SAAB-BAE SYSTEMS Gripen AB, 556527-6721, Linköping	50.0	-
Saab Ericsson NBD Innovation AB, 556628-6406, Linköping	60.0	-
Total		252

SEK m.	% of votes and capital 2004	Reported value 2004
Associated companies		
A2 Acoustics AB, 556052-5601, Linköping	40.0	-
Caran Saab Engineering AB, 556615-7581, Linköping	50.0	2
Hawker Pacific Airservices Ltd, Australia	49.0	8
Grintron (Pty) Ltd, South Africa	49.0	77
Grintek Ltd, South Africa	21.4	111
Industrikompetens i Östergötland AB, 556060-5478, Linköping	33.0	1
Nammo A/S, Norway	27.5	56
Joint ventures		
Gripen International KB, 969679-8231, Linköping	50.0	75
Gripen Venture Capital AB, 556298-6629, Linköping	50.0	10
SAAB-BAE SYSTEMS Gripen AB, 556527-6721, Linköping	50.0	-
Saab Ericsson NBD Innovation AB, 556628-6406, Linköping	60.0	-
Total		340

NOTE 23

RECEIVABLES FROM GROUP COMPANIES, ASSOCIATED COMPANIES AND JOINT VENTURES

Parent Company	Receivables from Group companies		Receivables from Joint ventures	
SEK m.	**2005**	**2004**	**2005**	**2004**
Accumulated acquisition value				
Opening balance, January 1	188	148	-	-
Acquisitions	4	52	14	-
Sales	-6	-12	-	-
Closing balance, December 31	186	188	14	-

NOTE 24

FINANCIAL INVESTMENTS

Group

SEK m.	12-31-2005	12-31-2004
Financial investments held as fixed assets		
Financial investments at fair value through profit or loss:		
Shares and participations	91	230
Investments held to maturity:		
Interest-bearing securities	37	33
Total	128	263
Short-term investments held as current assets		
Financial assets at fair value through profit or loss		
Interest-bearing securities	4,624	3,183
Total	4,624	3,183

Investments are valued at fair value. Impairments during the year amounted to SEK -34 m. (-16). Certain financial investments are a part of the commitments from the sale of Gripen on export, and impairments are included in the export contract's production cost.

NOTE 25

OTHER LONG-TERM SECURITIES HOLDINGS

Parent Company

SEK m.	2005	2004
Accumulated acquisition value		
Opening balance, January 1	147	60
Acquisitions	7	87
Reclassifications	-86	-
Closing balance, December 31	68	147
Accumulated impairments		
Opening balance, January 1	-16	-
Impairments for the year	-	-16
Closing balance, December 31	-16	-16
Reported value, December 31	**52**	**131**

NOTE 26

LONG-TERM RECEIVABLES AND OTHER RECEIVABLES

Group

SEK m.	12-31-2005	12-31-2004
Long-term receivables held as fixed assets		
Receivables from associated companies	69	-
Receivables from joint ventures, interest-bearing	7	-
Other interest-bearing receivables	445	426
Other non-interest-bearing receivables	569	580
Total	1,090	1,006

Interest-bearing receivables primarily refer to receivables from asset sales. Non-interest-bearing receivables primarily consist of deposits from Saab Aircraft Leasing.

Group

SEK m.	12-31-2005	12-31-2004
Other receivables held as current assets		
Receivables from associated companies	349	154
Receivables from joint ventures	61	52
Advance payments to suppliers	238	160
Other interest-bearing receivables	162	145
Other non-interest-bearing receivables	569	221
Subtotal	1,379	732
Receivables from customers		
Assignment revenue	3,952	5,839
Less utilized advance payments	-2,753	-4,707
Subtotal	1,199	1,132
Total	**2,578**	**1,864**

Assignment revenue refers to assignment costs incurrec plus reported gross income less any losses attributable to the work performed. Unutilized advance payments amount to SEK 3,528 m. (2,860).

Costs attributable to assignment revenue amounted to SEK 3,336 m. (4,730). Reported gross income amounted to SEK 616 m. (1,109).

Parent Company

SEK m.	12-31-2005	12-31-2004
Other long-term receivables		
Other interest-bearing receivables	72	70
Total	72	70

Parent Company

SEK m.	12-31-2005	12-31-2004
Other receivables held as current assets		
Other interest-bearing receivables	11	11
Other non-interest-bearing receivables	485	42
Total	496	53
Receivables from customers		
Assignment revenue	2,820	3,341
Less utilized advance payments	-2,271	-3,112
Subtotal	549	229
Total	**1,045**	**282**

Assignment revenue refers to assignment costs incurred plus reported gross income less any losses attributable to the work performed. Unutilized advance payments amount to SEK 2,908 m. (2,389).

Costs attributable to assignment revenue amounted to SEK 2,381 m. (2,907). Reported gross income amounted to SEK 439 m. (434).

Parent Company

SEK m.	2005	2004
Long-term receivables		
Accumulated acquisition value		
Opening balance, January 1	70	-
Additional receivables	2	70
Closing balance, December 31	72	70

NOTE 27

INVENTORIES

Group

SEK m.	12-31-2005	12-31-2004
Raw materials and consumables	1,629	1,465
Work in progress	3,742	4,637
Finished goods and goods for resale	859	682
Less utilized advances from customers	-2,268	-3,011
Total	3,962	3,773

Saab has reached agreement with the National Debt Office to co-finance Saab's participation in the Airbus 380 project. The co-financing is in the form of a royalty loan maximized at SEK 350 m. Repayment will take the form of a royalty on each delivery to Airbus. Through 2005 the National Debt Office paid out SEK 232 m. (197), which reduces inventory in the financial statements.

Cost of goods sold for the Group includes inventory impairments of SEK 174 m. (466). The reversal of previous impairments amounts to SEK 173 m. (160). Of inventories, SEK 1,875 m. is expected to be realized more than 12 months after the closing day.

Parent Company

SEK m.	12-31-2005	12-31-2004
Raw materials and consumables	686	186
Work in progress	2,911	33
Finished goods and goods for resale	373	3,237
Advance payments to suppliers	558	212
Less utilized advances from customers	-2,295	-2,205
Total	2,233	1,463

Cost of goods sold for the Parent Company includes inventory impairments of SEK 34 m. (16) after the reversal of previous impairments of SEK 28 m. (26).

The value of inventories reported at net realizable value amounts to SEK 155 m. (157).

Of the Parent Company's inventories, SEK 1,782 m. is expected to be realized more than 12 months after the closing day.

NOTE 28

ACCOUNTS RECEIVABLE

Accounts receivable in the Group amount to SEK 3,017 m. (2,722). During the year impairment of accounts receivable amounted to SEK 17 m. (25). Reversals of previous impairments amounted to SEK 21 m. (8).

Accounts receivable in the Parent Company amount to SEK 751 m. (432). During the year impairment of accounts receivable amounted to SEK 4 m. (0). Reversals of previous impairments amounted to SEK 5 m. (0).

NOTE 29

PREPAID EXPENSES AND ACCRUED INCOME

	Group		Parent Company	
SEK m.	12-31-2005	12-31-2004	12-31-2005	12-31-2004
Prepaid expenses	381	384	146	66
Accrued leasing fees Saab Aircraft Leasing	86	101	-	-
Other accrued income	141	150	65	13
Total	608	635	211	79

NOTE 30

LIQUID ASSETS

Group

SEK m.	12-31-2005	12-31-2004
Cash and bank balances (incl. available overdraft facilities)	1,243	373
Deposits	81	21
Short-term investments, equated with liquid assets	250	742
Total according to balance sheet	1,574	1,136
Immediately cancelable overdraft facilities (less liability for overdraft facilities)	-17	-7
Total according to statement of cash flows	1,557	1,129

Deposits refer to funds deposited on behalf of customers. Short-term investments of SEK 250 m. (742), have been classified as liquid assets because they have an insignificant risk of fluctuating in value, are easily convertible to cash and have a maturity of not more than three months from acquisition date.

The Group's unutilized credits amounted to SEK 445 m. (740) at year end. With regard to the Group's other loan facilities, refer to Note 40.

NOTE 31

ASSETS HELD FOR SALE

A small unit within the Group that is part of Defence and Security Solutions is reported as a holding for sale according to a decision by the Group's management. The sale is expected to take place in early 2006. As of December 31, 2005 the disposal groups assets (before impairment) amounts to SEK 65 m. less liabilities of SEK 37 m.

Group

SEK m.	2005
Assets classified as held for sale	
Intangible fixed assets	3
Tangible fixed assets	22
Inventories	6
Accounts receivable	32
Prepaid expenses and accrued income	2
Total	65
Liabilities classified as held for sale	
Advance payments from customers	3
Trade accounts payable	6
Other liabilities	6
Accrued expenses and deferred income	22
Total	37

NOTE 32

SHAREHOLDERS' EQUITY

Group

SEK m.	Capital stock	Share premium reserve	Statutory reserve	Net gain on cash flow hedges	Translation reserve	Retained earnings	Total	Minority interest	**Total share-holders' equity**
	Equity attributable to Parent Company's shareholders								
		OTHER CAPITAL CONTRIBUTIONS		OTHER RESERVES					
Opening balance, January 1, 2004	1,704	6	341	-	157	4,926	7,134	147	**7,281**
Items reported directly in shareholders' equity:									
Translation differences for the year	-	-	-	-	-158	-	-158	-20	**-178**
Other changes in shareholders' equity:									
Net income for the year	-	-	-	-	-	1,275	1,275	35	**1,310**
Transactions with owners:									
Dividend	-	-	-	-	-	-373	-373	-	**-373**
Conversion of convertible debenture loan	42	198	-	-	-	-	240	-	**240**
Acquisition and sale of operations	-	-	-	-	-	-	-	-59	**-59**
Other changes	-	-2	-	-	-	2	-	-	**-**
Shareholders' equity, closing balance, December 31, 2004	1,746	202	341	-	-1	5,830	8,118	103	**8,221**
Shareholders' equity, opening balance, January 1, 2005	1,746	202	341	-	-1	5,830	8,118	103	**8,221**
Effect of change in accounting principle	-	-	-	104	-	-24	80	-	**80**
Adjusted shareholders' equity, January 1, 2005	1,746	202	341	104	-1	5,806	8,198	103	**8,301**
Items reported directly in shareholders' equity:									
Translation differences for the year	-	-	-	-	299	-	299	27	**326**
Cash flow hedges:									
Reported directly in shareholders' equity	-	-	-	-108	-	-	-108	-	**-108**
Dissolved through income statement	-	-	-	10	-	-	10	-	**10**
Other changes in shareholders' equity:									
Net income for the year	-	-	-	-	-	1,189	1,189	10	**1,199**
Transactions with owners:									
Dividend	-	-	-	-	-	-409	-409	-	**-409**
Acquisition and sale of operations	-	-	-	-	-	-	-	174	**174**
Transfer from share premium reserve to statutory reserve	-	-202	202	-	-	-	-	-	**-**
Shareholders' equity, closing balance, December 31, 2005	1,746	-	543	6	298	6,586	9,179	314	**9,493**

Parent Company SEK m.	Restricted equity Capital stock	Share premium reserve	Revaluation reserve	Unrestricted equity Statutory reserve	Retained earnings	Net income for the year	Total share-holders' equity
Opening balance, January 1, 2004	1,704	6	500	341	3,499	-	**6,050**
Items reported directly in shareholders' equity:							
Group contributions	-	-	-	-	-264	-	**-264**
Tax attributable to Group contributions	-	-	-	-	74	-	**74**
Other changes in shareholders' equity:							
Net income for the year from income statement	-	-	-	-	-	828	**828**
Conversion of convertible debenture loan	42	198	-	-	-	-	**240**
Dividend paid	-	-	-	-	-373	-	**-373**
Other changes	-	-2	-	-	2	-	**-**
Shareholders' equity, closing balance, December 31, 2004	1,746	202	500	341	2,938	828	**6,555**
Shareholders' equity, opening balance, January 1, 2005	1,746	202	500	341	3,766	-	**6,555**
Items reported directly in shareholders' equity:							
Revaluation of fixed asset	-	-	130	-	15	-	**145**
Group contributions	-	-	-	-	-458	-	**-458**
Tax attributable to Group contributions	-	-	-	-	128	-	**128**
Other changes in shareholders' equity:							
Net income for the year from the income statement	-	-	-	-	-	295	**295**
Dividend paid	-	-	-	-	-409	-	**-409**
Transfer from share premium reserve to statutory reserve	-	-202	-	202	-	-	**-**
Shareholders' equity, closing balance, December 31, 2005	1,746	-	630	543	3,042	295	**6,256**

The conditional repayment obligation for shareholders' contributions amounts to SEK 0 m. (0).

The Parent Company's share premium reserve was transferred as of December 31, 2005 to the statutory reserve according to the transitional rule in the new Companies Act.

The shares in the Parent Company are divided into two series, A and B. Both classes of shares carry equal rights, with the exception that each Series A share is entitled to ten votes and each share of Series B one vote. Each share has a par value of SEK 16.

Number of shares as December 31, 2005	Number of shares	% of shares	% of votes
Series A	5,254,303	4.8%	33.6%
Series B	103,896,041	95.2%	66.4%
Total	109,150,344	100%	100%

In 1998 the Parent Company issued a convertible debenture loan with a nominal value of SEK 254 m. Conversions to Series B shares were permitted during the period December 4, 2001 to July 15, 2004 at a price of SEK 91. In 2003 and 2004 SEK 245 m. of the loan was converted to 2,632,781 shares with a par value of SEK 16 per share. In 2004, 2,690,669 shares were converted, SEK 43 m. increased the capital stock and SEK 202 m. increased the share premium reserve; SEK 9 m. of the loan was repaid.

Net gain or loss on cash flow hedges

The net gain or loss on cash flow hedges comprises the effective share of the cumulative net change in fair value of a cash flow hedging instrument attributable to hedge transactions that have not yet taken place.

Translation reserve

The translation reserve comprises all exchange rate differences that arise from the translation of financial reports from operations that have prepared their reports in a currency other than the currency that the Group's financial reports are presented in. The Parent Company and the Group present their financial reports in SEK.

PARENT COMPANY

Restricted reserves

Restricted reserves may not be reduced through profit distribution.

Revaluation reserve

When a tangible or financial fixed asset is revaluated, the revaluation amount is allocated to a revaluation reserve.

Legal reserve

The allocation to the legal reserve is at least 10 percent of net income for the year until the legal reserve amounts to 20 percent of the capital stock in the Parent Company. From 2006 no new provisions are made to the statutory reserve.

Unrestricted equity

Retained earnings:

Consists of last year's unrestricted equity after profit distribution. Retained earnings together with net income for the year comprise unrestricted equity, i.e., the amount available for distribution to the shareholders.

NOTE 33

EARNINGS PER SHARE

Earnings per share

	2005	2004
Income for the period (SEK m.)	1,189	1,275
Weighted average number of common shares outstanding before and after dilution (thousands)	109,150	108,234
Earnings per share (SEK)	10.89	11.78

Weighted number of common shares outstanding, before dilution

In thousands of shares	2005	2004
Total number of common shares, January 1	109,150	106,518
Effect of conversion, first quarter	-	5
Effect of conversion, second quarter	-	352
Effect of conversion of convertible debenture loan, July 15, 2004	-	1,359
Weighted average number of common shares before and after dilution	109,150	108,234

NOTE 34

INTEREST-BEARING LIABILITIES

Group

SEK m.	12-31-2005	12-31-2004
Long-term liabilities		
Liabilities to credit institutions	567	597
Other interest-bearing liabilities	172	196
Total	739	793
Current liabilities		
Liabilities to credit institutions	67	93
Liabilities to joint ventures	214	166
Other interest-bearing liabilities	34	56
Total	315	315
Total interest-bearing liabilities	1,054	1,108

Terms and repayment schedules

Collateral for bank loans amounts to SEK 295 m. (295) for the company's land and buildings (see Note 41). Of the long-term liabilities, SEK 159 m. (130) falls due between one and five years of the closing day and SEK 580 m. (663) later than five years of the closing day.

Liabilities to credit institutions primarily refer to financing for a property. Other interest-bearing liabilities mainly refer to STP loans.

For more information on exposure to interest rate risk and the risk of changes in exchange rates, refer to Note 40.

NOTE 35

LIABILITIES TO CREDIT INSTITUTIONS

Parent Company

SEK m.	12-31-2005	12-31-2004
Current liabilities		
Overdraft facilities: Available credit/limit	4,406	746
Short-term portion of bank loans: Unutilized portion	-4,388	-740
Utilized credit amount	18	6
Short-term borrowing	-	53
Total	**18**	**59**

NOTE 36

EMPLOYEE BENEFITS

Saab has two types of pension plans: defined-benefit and defined-contribution. In defined-benefit plans, post-employment compensation is based on a percentage of the recipient's salary. In defined-contribution plans, compensation is based on an agreed-upon amount.

Group

SEK m.	2005	2004
Wholly or partially funded obligations:		
Present value of defined-benefit obligations	679	530
Fair value of assets under management	-805	-577
Net, wholly or partially funded obligations	-126	-47
Present value of unfunded defined-benefit obligations	3,508	3,324
Present value of net obligation	3,382	3,277
Unreported actuarial gains (+) and losses(–)	-443	-243
Unreported costs for previous years' employment	-	-
Net obligation employee benefits	2,939	3,034
The net amount is reported in the following balance sheet item		
Provisions for pensions	2,939	3,034
The net amount is divided among plans in the following countries:		
Sweden	2,914	3,034
Austria	16	-
USA	5	-
Germany	4	-
Net amount in balance sheet	2,939	3,034

Unreported actuarial losses amount to SEK 443 m (243). Actuarial losses are calculated as the difference between pension obligations and the liability according to the balance sheet. If the pension obligation exceeds the liability by more than 10 percent, the portion exceeding 10 percent is amortized over the remaining period of employment for employees covered by defined-benefit plans. According to the above calculation, the actuarial losses exceed 10 percent of the pension obligation 2004, which amounts to SEK 3,854 m. This means that the difference between SEK 385 m. and SEK 443 m will be distributed over 11.3 years.

Saab has around ten types of defined-benefit plans. The predominant plan is the ITP plan, where the commitment in the balance sheet amounts to SEK 2,483 m. of a total of SEK 2,939 m. The second largest plan refers to state-funded retirement pension where the commitment is SEK 150 m.

Changes in net obligation for defined-benefit plans reported in balance sheet

Group

SEK m.	2005	2004
Net obligation for defined-benefit plans January 1	3,034	3,375
Compensation paid	-158	-126
Deposits to pension fund	-200	-550
Cost reported in income statement	256	235
Effects of acquired/sold operations	25	100
Insurance premium	-208	-
Withdrawals from pension fund	190	-
Net obligation for defined-benefit plans, December 31	2,939	3,034

Cost reported in income statement

Group

SEK m.	2005	2004
Costs for employment during current period	86	83
Interest expense for obligation	174	172
Assumed return on assets under management	-23	-20
Insurance premium	208	-
Less ensured liability	-189	-
Cost of defined-benefit plans in income statement	256	235
Cost of defined-contribution plans [1]	449	490
Payroll tax	138	147
Total cost of post-employment compensation	843	872

[1] Includes SEK 16 m. (17) for ITP plan financed in Alecta; see below

The cost is reported on the following lines in the income statement:

Group

SEK m.	2005	2004
Cost of goods sold	520	490
Marketing expenses	59	110
Administrative expenses	38	106
Research and development	75	14
Financial income and expenses	151	152
Total cost of post-employment compensation	843	872

Return on assets under management

Actual return on assets under management	146	27
Assumed return on assets under management	-23	-20
Actuarial result from assets under management during the period	123	7

Interest expense less the assumed return on assets under management is classified as financial expense. Other pension costs are divided by function in the income statement in relation to how payroll expenses are charged to the various functions.

Saab's defined-benefit plans are secured in three ways: as a liability in the balance sheet, in pension funds or funded through insurance with Alecta. The portion secured through insurance with Alecta refers to a defined-benefit plan that comprises several employers and is reported according to a pronouncement by the Financial Accounting Standards Council's Emerging Issues Task Force, URA 42. For fiscal year 2005 the Group has not had access to the information that would make it possible to report this plan as a defined-benefit plan. The ITP pension plan, which is secured through insurance with Alecta, is therefore reported as a defined-contribution plan. Alecta's surplus can be distributed to policyholders and/or insureds. At year-end 2005 Alecta's surplus in the form of the collective funding ratio amounted to 128.5 percent (128.0). The collective funding ratio is the market value of Alecta's assets as a percentage of the insurance obligations calculated according to Alecta's actuarial assumptions, which does not conform to IAS 19.

The year's expenses for pension insurance with Alecta amount to SEK 224 m. (17), of which SEK 208 m. refers to a redeemed liability.

Assumptions for defined-benefit obligations

Group

	2005	2004
Significant actuarial assumptions as of closing day (expressed as weighted averages)		
Discount rate, December 31	3.90%	4.51%
Assumed return on assets under management, December 31	4.30%	3.97%
Future salary increase	2.50%	3.00%
Increase/decrease in health-care costs	N/A	N/A
Future increase in pensions	1.70%	2.00%
Employee turnover	5.00%	5.00%
Anticipated remaining years in service	11.3 years	11.5 years

The following assumptions serve as the basis of the valuation of Saab's pension liability:

Discount rate: The valuation is based on an interest rate curve estimated using the Kingdom of Sweden's inflation-indexed bonds according to the Nelson-Siegel method. Each assumed cash flow is discounted using an interest rate for the corresponding maturity. To obtain an anticipated nominal return, inflation expectations are added in.

Assumed return on investment assets: The majority of the funds are invested in Saab's pension fund, which currently invests in interest-bearing bonds with a duration to that of the liability. The return is set near the discount rate less the anticipated tax on the return.

Long-term salary increases: Assumed to be as high as the increase in the basic income amount. This means that Saab expects the same salary increases as the national average.

Long-term increase in basic income: Data from Statistics Sweden on current wage increases in the private sector provide an historical average during the period 1974-2000 of approximately 1 percent above inflation.

Long-term rate of inflation: Based on the Riksbank's inflation target of 2 percent, which mirrors the market's implicit expectations as measured by the difference between nominal and real bonds. It should be stressed that the sensitivity of the valuation to inflation assumptions is limited, since the discount rate is based on the real interest rate curve.

Mortality: Mortality is the same assumption recommended by the Financial Supervisory Authority (FFFS 2001:13), based on Makeham formulas for men and women.

Marriage: Marriage is the same assumption recommended by the Financial Supervisory Authority (FFFS 2001:13).

Employee turnover: The likelihood that an individual ends his/her employment is assumed to be 5 percent per year.

Parent Company's pension obligations

Funds allocated for pensions according to the balance sheet correspond to the net present value of existing pension obligations.

Parent Company

SEK m.	12-31-2005	12-31-2004
FPG/PRI pensions	1,729	1,662
Other pensions	94	118
Other provisions for pensions	77	55
Total	1,900	1,835
Of which credit guarantees via FPG/PRI	1,759	1,692

	Group		Parent Company	
SEK m	**2005**	**2004**	**2005**	**2004**
Amount of provision expected to be paid after more than 12 months	2,782	2,865	1,823	1,761

Share-related compensation

There is no share-related compensation in the Group.

SENIOR EXECUTIVES' BENEFITS

Remuneration to Board members

In accordance with the resolution of the Annual General Meeting, the fees paid to the members of the Board amount to SEK 2,400,000 (1,800,000), consisting of SEK 800,000 (700,000) to the Chairman and SEK 400,000 (275,000) to the vice chairman and SEK 300,000 (275,000) to each of the other members elected by the Annual General Meeting, with the exception of the President. The Members of the Board nominated by BAE Systems – Stephen Henwood and George Rose – both of whom are employees of BAE Systems, have declined their fees with respect to BAE Systems' policy. For committee work, committee chairman Peter Nygårds also received fees of SEK 100,000 (50,000) and committee members Anders Scharp and Per-Arne Sandström received SEK 50,000 (50,000) each.

Remuneration to the President

The salary paid to President and CEO Åke Svensson consists of a fixed portion and a variable portion. The variable portion is based on a performance bonus with predetermined quantitative and qualitative objectives each year. The performance bonus can amount to a maximum of 50 percent of the President's fixed salary. The preparation and decision-making process for compensation issues regarding the President is handled by the Board's Compensation Committee.

In 2005 the President received salary, bonus and other benefits totaling SEK 5,937,098 (4,835,521), of which the bonus for 2004 accounted for SEK 1,040,000 (500,000) and other benefits, including a car allowance, for SEK 16,288 (43,334).

Pension terms

The retirement age for the President is 60. The President has a premium-based pension plan. He may decide himself on the payment term, though within the provisions of Swedish income tax law. The pension cost for Saab AB consists of pension premiums amounting to 35 percent of the fixed salary as long as the President remains an employee of the company. To this is added the cost of pension premiums according to the ITP plan. The pension commitment is vested. For 2005 the cost of the President's pension, including ITP, was SEK 2,058,362 (1,838,164).

Severance terms

If terminated by the company, the President will receive a salary and pension benefits for a period of six months (period of notice). Thereafter he will receive severance pay equivalent to one year of salary, based on his current fixed salary. If the President does not obtain new employment, he will receive an additional one year of severance pay. The salary during the period of notice and severance will be deducted from income received from other employers during the same period. If the President resigns voluntarily, there is a six-month period of notice with salary and pension benefits, but no severance.

Remuneration to other senior executives

The group of other senior executives, which is comprised of Group Management (see page 114), included 11 (12) individuals in 2005, consisting of the Deputy CEO, Executive Vice Presidents and heads of Group staffs. Iréne Svensson stepped down from Group Management on March 31, 2005 and was replaced on June 1, 2005 by Helena Stålnert. As of April 1, 2005 Ian McNamee is a member of Group Management. The salaries paid to other senior executives consist of a fixed portion and a variable portion. The variable portion is a performance bonus based on the Group's order bookings, sales, operating income and operating margin. The performance bonus normally amounts to a maximum of 25 percent of each executive's fixed salary, and in several cases to 35 percent of fixed salary. A performance bonus agreement is drafted annually and signed by the President. The rules for performance bonuses are stipulated in a document issued by the President. Compensation issues regarding the other senior executives are prepared by the head of human resources and presented to the President, who makes a decision pending the approval of the Board's Compensation Committee.

In 2005 the other senior executives received salaries, bonuses and other benefits totaling SEK 27,032,445 (26,689,875), of which bonuses for 2004 accounted for SEK 3,073,431 (1,125,875) and other benefits, including housing and car allowances, for SEK 595,536 (601,879).

Pension terms

The pension age for all other senior executives, with the exception of one person who has 62 years, is 60 years. For new executives, the pension age as of January 1, 2005 is 62 years.

In addition to ITP or its equivalent, 10 members of the group (10) are affiliated with the Saab plan, which is premium-based and vested. The Saab plan provides pensions benefits over and above ITP or its equivalent on salary segments between 20 and 30 basic amounts as well as on salary segments over 30 basic amounts. The individuals themselves can decide on the payment term, though within the provisions of Swedish income tax law. Moreover, an insurance policy finances the period between the ages of 60 or 62 years and 65 years.

The pension cost for Saab AB consists of pension premiums, which are based on a percentage of qualifying salaries. The percentage rate is determined by each executive's time remaining until the pension age, 60 or 62 years, when joining the plan. The aggregate insurance balance should cover a targeted pension of approximately 32.5 percent of salary segments between 20 and 30 basic amounts and approximately 50 percent of segments over 30 basic amounts of qualifying salaries. Premium payments continue as long as the individuals remain employees of the company.

For one senior executive, the total pension cost represents 35 percent of fixed salary.

Pension obligations are vested. In 2005 pension costs for other senior executives, including ITP and its equivalent, amounted to SEK 11,841,722 (13,350,618). Other senior executives are entitled, or obliged if the company so requests, to retire on pension as of the age of 60 or 62 years. Their retirement pension up to the ordinary pension age of 65 follows the Saab plan for all retirees.

New pension agreements are drafted according to Saab's on condition-based pension.

Severance terms

If terminated by the company, the group of other senior executives will receive a salary and pension benefits for six months (period of notice). Thereafter they will receive severance pay equivalent to one year of salary, based on his current fixed salary. If they do not obtain new employment, they will receive an additional six months of severance. Employees hired before January 1, 2005 who have reached the age of 55 are entitled to another six months of severance. The salary during the period of notice and severance will be deducted from income received from other employment during the same period. If they resign voluntarily, there is a six-month period of notice with salary and pension benefits, but no severance.

Summary of compensation and other benefits during the year

SEK	Base salary directors' fee	Variable compensation	Other benefits	Pension cost	Total
Chairman of the Board	800,000	-	50,000	-	850,000
Other Board members	1,600,000	-	150,000	-	1,750,000
President and CEO Åke Svensson	4,880,810	1,040,000	16,288	2,058,362	7,995,460
Other senior executives	23,363,478	3,073,431	595,536	11,841,722	38,874,167
Total	30,644,288	4,113,431	811,824	13,900,084	49,469,627

NOTE 37

PROVISIONS

Group

SEK m.	12-31-2005	12-31-2004
Provisions that are long-term liabilities		
Anticipated deficit in future commitments for regional aircraft	1,402	1,559
Restructuring costs	45	93
Project losses	347	100
Other	420	162
Total	2,214	1,914
Provisions that are current liabilities		
Anticipated deficit in future commitments for regional aircraft	256	252
Restructuring costs	68	98
Project losses	189	45
Other	103	27
Total	616	422

Parent Company

SEK m.	12-31-2005	12-31-2004
Anticipated deficit in future commitments for regional aircraft	954	1,015
Restructuring costs	51	82
Project losses	421	-
Other	108	5
Total	1,534	1,102

Anticipated deficit in future commitments for regional aircraft

SEK m.	Group	Parent Company
Opening balance, January 1, 2005	1,811	1,015
Amount utilized during the year	-319	-99
Increase in discounted amount	38	38
Translation differences and other	128	-
Closing balance, December 31, 2005	1,658	954

Restructuring costs

SEK m.	Group	Parent Company
Opening balance, January 1, 2005	191	-
Provisions allocated during the year	70	21
Acquired through business acquisitions	-	102
Amount utilized during the year	-149	-72
Reversal of unutilized amount	-1	-
Translation differences and other	2	-
Closing balance, December 31, 2005	113	51

Project losses

SEK m.	Group	Parent Company
Opening balance, January 1, 2005	145	82
Provisions allocated during the year	513	417
Acquired through business acquisitions	63	17
Amount utilized during the year	-185	-100
Reversal of unutilized amount	-10	-7
Translation differences and other	10	12
Closing balance, December 31, 2005	536	421

Other provisions

SEK m.	Group	Parent Company
Opening balance, January 1, 2005	189	5
Provisions allocated during the year	341	127
Acquired through business acquisitions	139	21
Amount utilized during the year	-101	-35
Reversal of unutilized amount	-33	-
Translation differences and other	-12	-10
Closing balance, December 31, 2005	523	108

Total provisions

SEK m.	Group	Parent Company
Opening balance, January 1, 2005	2,336	1,102
Provisions allocated during the year	924	692
Acquired through business acquisitions	202	140
Amount utilized during the year	-754	-414
Reversal of unutilized amount	-44	-26
Increase in discounted amount	38	38
Translation differences and other	128	2
Closing balance, December 31, 2005	2,830	1,534

Payments

	Group		Parent Company	
SEK m.	2005	2004	2005	2004
Amount of provision expected to be paid after more than 12 months	2,214	1,914	1,226	1,102

Obligations for regional aircraft

Anticipated deficits within future leasing operations and obligations tied to product and airworthiness responsibility.

Restructuring

Allocations for structural costs are recognized as provisions if the criteria for provisions are met according to the accounting principles; see Note 1. They are otherwise recognized as accrued expenses in the balance sheet.

Project losses

Provisions for project losses amounted to SEK 513 m. during the year. Helicopter 14 accounts for the largest provision.

NOTE 38 | OTHER LIABILITIES

Group

SEK m.	12-31-2005	12-31-2004
Other long-term liabilities		
Long-term prepaid revenue	309	268
Other	79	76
Total	388	344
Other current liabilities		
Liabilities to associated companies	10	9
Value-added tax	219	232
Withholding tax	185	192
Deposits in leasing operations	285	152
Other	128	127
Total	827	712
Liabilities due for payment more than five years after closing day	81	131

Parent Company

SEK m.	12-31-2005	12-31-2004
Value-added tax	162	115
Withholding tax	62	47
STP loans	97	110
Option premiums received	40	-
Other	137	123
Total	498	395
Liabilities due for payment more than five years after closing day	110	119

Other liabilities in the Parent Company include both interest-bearing and non-interest-bearing liabilities. For a comparison with the Group, see also Note 34.

NOTE 39

ACCRUED EXPENSES AND DEFERRED INCOME

	Group		Parent Company	
SEK m.	**12-31-2005**	**12-31-2004**	**12-31-2005**	**12-31-2004**
Accrued expenses				
Cost of customer commitments in regional aircraft	608	537	546	481
Vacation pay liability	607	612	305	199
Expected invoices	555	386	194	74
Accrued leasing costs	313	218	-	-
Social security expenses	393	336	230	128
Accrued interest	239	303	35	302
Costs for customer commitments, military operations	188	190	159	-
Personnel liabilities	187	185	93	53
Early retirement and redundancies	150	25	134	25
Value of contracted flows	139	-	-	-
Claims reserve	61	89	7	-
Royalties and commissions	44	40	11	15
Other	244	400	84	86
Total accrued expenses	3,728	3,321	1,798	1,363
Deferred income				
Advance invoicing	2,073	1,743	1,958	569
Change in value of extended forward contracts	288	230	205	123
Other	63	58	256	18
Total deferred income	2,424	2,031	2,419	710
Total	**6,152**	**5,352**	**4,217**	**2,073**

NOTE 40

FINANCIAL RISKS AND FINANCIAL POLICY

Foreign currency risks

Foreign currency risk refers to the risk that fluctuations in exchange rates will affect Group income. Exchange rate fluctuations affect income and shareholders' equity in various ways:

- Income is affected when sales revenue and production costs are in different currencies (transaction exposure).
- Income is affected when the income of foreign subsidiaries is translated to Swedish kronor (translation exposure).
- Income or shareholders' equity is affected when the assets and liabilities of foreign subsidiaries are translated to Swedish kronor (translation exposure).

Transaction exposure

Saab's financial policy prescribes that the flow in foreign currency – the transaction exposure – for firm orders must be hedged. The first hedge is always to utilize incoming currency to pay for purchases in the same currency, i.e., netting. Moreover, foreign currency risk neutrality is achieved through either contract formulations or forward contract and option transactions in the foreign exchange market.

Translation exposure

The translation exposure in the Group relates to the operations of foreign companies. Certain operations in Sweden – Saab Aircraft Leasing and Saab Aircraft – also have their economic environments in U.S. dollar (functional currency) and are translated from the functional currency to SEK.

The value of shareholders' equity subject to translation exposure amounted to approximately SEK 2,400 m. (1,400) at year-end. The increase is mainly attributable to the acquisition of Grintek in South Africa and an appreciation in the value of the U.S. dollar.

Net assets translated to SEK

SEK m.	12-31-2005	12-31-2004
USD	1,341	1,062
EUR	101	66
AUD	230	150
Other currencies	736	153
Total	2,408	1,431

The foreign currency risk to the Group's income and shareholders' equity from translation effects – the translation exposure – normally is not hedged.

Interest rate risks

Depending on the liquidity situation, Saab's income is directly affected by changes in market interest rates through a change in net financial items and through the impact on gross income of the interest rate effects on advance financing. In 2005 average interest-bearing receivables, cash and marketable securities less liabilities to credit institutions and other interest-bearing liabilities amounted to SEK 4,589 m. (3,430). Saab attempts to achieve risk neutrality with regard to interest rates by seeking similar interest terms on the asset and liability sides of the balance sheet. Management of the Group's interest rate exposure is centralized, so Saab Treasury is responsible for identifying and managing this exposure.

SEK m.	12-31-2005	12-31-2004
Assets		
Short-term investments	4,624	3,183
Liquid assets	1,574	1,136
Total liquid investments	6,198	4,319
Liabilities		
Liabilities to credit institutions	634	690
Other borrowing and other interest-bearing liabilities	420	418
Total interest-bearing liabilities	1,054	1,108
Net liquidity	**5,144**	**3,211**
Plus: interest-bearing receivables	651	604
Less: provisions for pensions	2,939	3,034
Net liquidity including interest-bearing receivables after deducting pension liabilities	**2,856**	**781**

Liquidity management and financial credit risks

Liquidity management is handled centrally within the framework of an investment policy laid down by Saab's Board of Directors. The policy is based on a benchmark, from which the following deviations are permitted in regard to duration and credit risk:

	Benchmark	Min. risk	Max. risk	12-31-2005	12-31-2004
Government	80%	100%	40%	56%	58%
Mortgage (min A)	20%	-	40%	28%	36%
Corporate (min A)	-	-	20%	5%	6%
Duration	15 mos	0 mos	27 mos	15 mos	21 mos

The interest rate risk in the investments given a 1 basis point parallel shift of the yield curve was SEK 0.68 m. (0.68) as of December 31, 2005.

Investments are made in securities with minimum short- and long-term credit ratings of A1/P1 and A-1/A or higher according to Moody's and Standard & Poor's. The credit risk calculation is based on actual and anticipated credit risk, according to the recommendations of the Bank of International Settlement (BIS). As of December 31, 2005 counterparty risks amounted to SEK 6,188 m. (5,102), of which mortgage institutions and lending to banks was SEK 3,277 m. (1,670). In 2005 average invested capital was SEK 4,433 m. (3,025). The average return on external investments was 2.61 percent (4.28) excluding the change in market value and 2.37 percent (3.96) including the change in market value.

Refinancing risks

Refinancing risk refers to the risk that the company will not be able to meet its payment obligations due to insufficient liquidity or difficulty raising external loans.

As of December 31, 2005 Saab had net liquidity of SEK 5,144 m. (3,211) after deducting liabilities to credit institutions and other interest-bearing liabilities of SEK 1,054 m. (1,108). Net liquidity including interest-bearing receivables and after provisions for pensions is SEK 2,856 m. (781). In addition to net liquidity, there is a possibility to obtain financing in part by externally refinancing all or parts of the regional aircraft fleet, which at present is internally financed, as well as by utilizing binding credit facilities. During the year Saab signed a credit facility of SEK 4 billion. The facility serves as back-up, e.g., for acquisitions, to fund the pension fund or for similar financial needs. The so-called club loan from eight banks expires in 2010. In 2006 and 2007 there is an option to extend the loan for another year until 2011 or 2012. The facility margin is 0.25% over STIBOR or similar rate depending on the currency in which the facility is utilized. No financial covenants are in place. At year-end the credit facility had not been utilized.

Saab centralizes management of the Group's financing. Saab currently does not have a public rating.

Customer credit risk

Outstanding accounts receivable constitute a credit risk. As of December 31, 2005 accounts receivable amounted to SEK 3,017 m. (2,722). 82 percent (80) of total sales is defense-related, which means that the counterparties in most accounts receivable are nations with high creditworthiness. The Group's receivables are mainly in the EU, which accounts for 65 percent (79) of total receivables, compared with approximately 72 percent (78) of the Group's sales.

Where counterparties' creditworthiness is deemed unsatisfactory, guarantees are secured.

Supplier credit risk

Advances paid to suppliers constitute a credit risk. As of December 31, 2005 the Group had paid its suppliers advances of SEK 634 m (412). The Group's policy is to maintain bank-guaranteed security for any advances it pays.

Customer finance

Customer finance provides an important tool to market the company's products. Export customers are increasingly demanding financing. Normally Saab works with banks and guarantee institutions to find various solutions to meet customers' needs. This often entails bank or supplier credits for the buyer. To limit risk exposure, the risks are sold on the market to banks and government guarantee institutions, such as the Export Credits Guarantee Board in Sweden.

Electricity risks

The Swedish companies in the Saab Group consume approximately 230 GWh of electricity per year. To be able to predict the cost in the years ahead, purchases are hedged through electricity derivatives.

Trading

The Board has issued a risk mandate for proprietary trading in foreign exchange and money market instruments of SEK 20 m., expressed according to Value at Risk (VaR). VaR, a probability-based method based on historic exchange rate fluctuations and correlations, is an established financial practice. The method measures the maximum loss during a specific number of days with a certain probability. Within Saab, three days and 99 percent probability are used. With VaR, the risks for various types of assets can be aggregated into a single measure. If the cumulative result for the year is negative, the mandate is reduced correspondingly. In 2005 trading income was SEK 14 m. (15). The average utilized risk mandate (VaR) during the year was SEK 4.2 m. (2.75).

Financial derivatives

Various financial derivatives such as forward exchange contracts, options and swaps are frequently used to manage and control financial risks. Forwards and interest rate swaps and options in SEK are used for interest risk management in the Funding & Investment and Trading & Netting portfolios. Interest rate swaps in foreign currency are used mainly for interest risk management in the Saab Aircraft Leasing group. Currency forward contracts and options are mainly used for firm orders in the Group and outstanding bids in the Tender to Contract portfolio.

The table below shows the unrealized result from Saab's outstanding derivatives as of December 31, 2005. The result is distributed by type of derivative and accounting principle.

Receivables and liabilities attributable to unrealized financial derivatives

Group

SEK m.	12-31-2005	01-01-2005
Assets		
Forward currency contracts	397	1,198
-of which cash flow hedges	30	118
-of which hedges of fair value	367	1,080
Currency options	10	22
-of which cash flow hedges	3	11
-of which hedges of fair value	7	11
Interest rate swaps	4	6
-of which leasing portfolio	-	-
Interest rate forwards	1	-
Interest rate options	-	-
Electricity derivatives	22	-
-of which cash flow hedges	22	-
Total assets	434	1,226
Liabilities		
Forward currency contracts	253	109
-of which cash flow hedges	36	5
-of which hedges of fair value	217	104
Currency options	27	18
-of which cash flow hedges	5	9
-of which hedges of fair value	22	9
Interest rate swaps	85	139
-of which leasing portfolio	58	121
-of which cash flow hedges	8	11
Total liabilities	365	266

The unrealized result from interest rate swaps is reported exclusive of accrued interest, which is included in accrued expenses.

Fair value

Fair value has been determined applying the following valuation principles:

Forward currency contracts: Future payment flows in each currency are discounted by current market interest rates on the evaluation day and valued in SEK at closing rates.

Options: Accepted valuation models (Black & Scholes) are used to calculate market value.

Interest rate swaps: Future variable interest rates are calculated with the help of current forward rates. These implicit interest rate payments are discounted to the valuation day using current market interest rates. The market value of interest rate swaps is obtained by comparing these discounted variable interest rate payments to the discounted present value of fixed interest payments.

Other interest rate derivatives: Other interest rate derivatives are valued at market rates.

Bonds: Bonds are valued at current market rates on the closing day.

Electricity derivatives: Electricity derivatives are valued at current market rates on the closing day.

Fair values and reported values

Group

SEK m.	Reported value 2005	Fair value 2005	Reported value 2004	Fair value 2004
Interest-bearing instruments, financial current assets	725	725	645	645
Interest-bearing instruments, short-term holdings	250	250	742	742
Interest options, liabilities	2	1	-	-
Interest rate forwards:				
Assets	1	1	-	-
Liabilities	-	-	3	3
Accounts receivable and other receivables	6,203	6,203	5,221	5,221
Liquid assets	1,574	1,574	1,136	1,136
Electricity derivatives	22	22	-	-
Interest rate swaps:				
Assets	3	3	6	6
Liabilities	116	116	176	176
Forward currency contracts:				
Assets	397	397	-	1,198
Liabilities	253	253	-	109
Option contracts:				
Assets	10	10	-	23
Liabilities	27	27	-	18
Bonds	3,926	3,926	2,538	2,538
Finance lease liabilities	1,523	1,523	2,225	2,225
Loans from associated companies	10	10	9	9
Liabilities to suppliers and other liabilities	8,242	8,242	7,239	7,239
Overdraft facilities	17	17	6	6

Parent Company

SEK m.	Reported value 2005	Fair value 2005	Reported value 2004	Fair value 2004
Interest-bearing instruments, financial current assets	725	725	645	645
Interest-bearing instruments, short-term holdings	250	250	742	742
Interest options, liabilities	2	1	-	-
Interest rate forwards:				
Assets	-	1	-	-
Liabilities	-	-	3	3
Accounts receivable and other receivables	2,007	2,007	793	793
Liquid assets	895	895	925	925
Electricity derivatives	-	22	-	-
Interest rate swaps:				
Assets	-	3	-	6
Liabilities	33	116	37	176
Forward currency contracts:				
Assets	-	362	-	1,198
Liabilities	-	246	-	109
Option contracts:				
Assets	50	10	-	23
Liabilities	38	23	-	18
Bonds	3,898	3,893	2,538	2,538
Loans from associated companies	393	393	343	343
Liabilities to suppliers and other liabilities	5,181	5,181	2,857	2,857
Overdraft facilities	18	18	6	6

NOTE 41

ASSETS PLEDGED AND CONTINGENT LIABILITIES

SEK m.	Group 12-31-2005	Group 12-31-2004	Parent Company 12-31-2005	Parent Company 12-31-2004
Assets pledged for own liabilities and provisions				
Chattel mortgages	2,147	2,177	2,101	2,101
Real estate mortgages	683	683	388	388
Other assets	472	432	-	-
Lease assets	932	1,663	-	-
Accrued income	41	62	-	-
Bonds and other securities	575	1,985	575	1,985
Total	4,850	7,002	3,064	4,474

SEK m.	Group 12-31-2005	Group 12-31-2004	Parent Company 12-31-2005	Parent Company 12-31-2004
Contingent liabilities				
Guarantees to insurance company (FPG)	66	65	65	66
Guarantees for Group companies' commitments to customers	-	-	6,749	6,126
Sureties for associated companies	412	537	392	513
Fulfillment guarantees, other	957	647	-	3
Total	1,435	1,249	7,206	6,708

NOTE 42

TRANSACTIONS WITH RELATED PARTIES

Related parties with which the Group has transactions mainly consist of BAE Systems, which holds 20 percent of the capital and votes in Saab, and the jointly owned company Gripen International. Sales to and purchases from BAE Systems amounted to SEK 223 m. and SEK 121 m., respectively. Interest-bearing liabilities also include a loan from BAE Systems of SEK 10 m.

Saab and SEB share two board members, and Saab also has financial agreements with SEB.

The Group's financial agreements conform to market principles. Saab does not have any transactions of importance with Investor. Neither does Saab have any significant transactions with Board members or members of Group Management.

Transactions with BAE Systems, Gripen International and other related parties are conducted in accordance with commercial principles.

Of the Parent Company's sales, 9 percent referred to sales to Group companies, while 10 percent of the Parent Company's purchases were from Group companies.

Sales to and purchases from the Group's associated companies amounted to approximately SEK 7 m. and SEK 103 m., respectively.

NOTE 43

GROUP COMPANIES

Significant Group company holdings

	Group company's registered office, country	Ownership share, % 2005	2004
Aerotech Telub AB	Arboga, Sweden	100	100
Austrian Aerospace GmbH	Austria	60	60
Combitech Systems AB	Jönköping, Sweden	100	100
Saab Aircraft AB	Linköping, Sweden	100	100
Saab Aviocomp AB	Linköping, Sweden	100	100
Saab Barracuda AB	Västervik, Sweden	100	100
Saab Barracuda LLC	USA	100	100
Saab Bofors Dynamics AB	Karlskoga, Sweden	100	100
Saab Contracting AB	Arboga, Sweden	100	100
Saab Grintek Defence (Pty) Ltd	South Africa	88	49
Saab Grintek Technologies (Pty) Ltd	South Africa	77	21
Saab Nyge Aero AB	Nyköping, Sweden	100	100
Saab Systems Pty Ltd	Australia	100	100
Saab Training Systems AB	Jönköping, Sweden	100	100
Saab Underwater Systems AB	Motala, Sweden	100	100

Parent Company

SEK m.	2005	2004
Accumulated acquisition value		
Opening balance, January 1	14,832	11,824
New issues/shareholders' contributions	463	50
Purchases	475	3,070
Sales and liquidations	-107	-104
Reclassifications	188	-8
Closing balance, December 31	15,851	14,832
Accumulated impairments		
Opening balance, January 1	-6,108	-578
Impairments for the year	-1,953	-5,530
Closing balance, December 31	-8,061	-6,108
Reported value, December 31	**7,790**	**8,724**

Impairment reversals and impairments for the year are reported in the income statement on the line "Result from shares in Group companies."

Specification of Parent Company's holdings of shares in Group companies

Group company/Corp. ID no./Reg. office	No. of shares	12-31-2005 Share, %	Reported value
AB Celsius Finance, 556284-6047, Stockholm	25,000	100.0%	3
AerotechTelub Holding AB, 556206-7131, Arboga	500,000	100.0%	1,326
Celsius AB, 556194-4652, Stockholm	28,066,038	100.0%	953
Celsius Invest AB, 556164-6588, Stockholm	1,720,000	100.0%	155
Celsius Materialteknik CMT AB, 556354-6349, Linköping	20,000	100.0%	9
Celsius Weapon Systems AB, 556258-2352, Stockholm	10,000	100.0%	1
Combitech Systems AB, 556258-8862, Jonköping	5,000,000	100.0%	109
Cromarty Ltd, Ireland	2	100.0%	16
Elesco Holding Oy, Finland	6,528	100.0%	41
EMC Service Elmiljoteknik AB, 556315-6636, Mölndal	400	100.0%	3
FFV Ordnance AB, 556414-8194, Eskilstuna	100,000	100.0%	10
Glasnamanagh Holdings Ltd, Ireland	10,000	100.0%	64
Götaverken International N.V., Curacao	-	100.0%	5
HS Memory AB, 556165-9326, Linkoping	1,000	100.0%	1
Kockums Holdings AB, 556036-4100, Malmö	48,000	100.0%	5
Lansen Försäkrings AB, 516401-8656, Linköping	100,000	100.0%	50
Linköping City Airport AB, 556366-8333, Linköping	5,000	100.0%	1
MX Composites AB, 556291-6857, Linköping	538	53.8%	12
Saab Aerospace Overseas AB, 556628-6448, Linköping	1,000	100.0%	3
Saab Aircraft AB, 556062-7647, Linköping	100,000	100.0%	10
Saab Aircraft Leasing Holding AB, 556124-3170, Stockholm	30,000	100.0%	1,500
Saab Aviocomp AB, 556347-9251, Linköping	163,000	100.0%	60
Saab Barracuda AB, 556045-7391, Västervik	200,000	100.0%	77
Saab Bofors Dynamics AB, 556264-6074, Karlskoga	500,000	100.0%	357
Saab Combitech AB, 556108-8799, Linkoping	500,000	100.0%	65
Saab Communication AB, 556181-4418, Stockholm	21,000	100.0%	3
Saab Dynamics AB, 556055-9691, Linköping	1,000,000	100.0%	120
Saab Ericsson Space AB, 556134-2204, Goteborg	90,000	60.0%	9
Saab Facilities Stockholm AB, 556244-5683, Järfälla	170,000	100.0%	17
Saab Grintek (Pty) Ltd, South Africa (total ownership 77%, Saab South Africa owns 56%)	-	21.0%	111
Saab Grintek Defence (Pty) Ltd, South Africa (total ownership 88%, Grintek Group Ltd owns 51%)	-	49.0%	77
Saab Hangaren Förvaltning AB, 556047-0873, Linkoping	20,000	100.0%	2
Saab Holding B.V., Netherlands	180	100.0%	340
Saab Holdings U.S. Inc., USA	10	100.0%	822
Saab International AB, 556267-8994, Stockholm	50,000	100.0%	6
Saab Metech AB, 556080-0210, Arboga	60,000	100.0%	6
Saab Microtech AB, 556241-6627, Göteborg.	10,000	100.0%	1
Saab Military Aircraft Ltd., United Kingdom	100,000	100.0%	-
Saab Nyge Aero Holding AB, 556036-0207, Linköping	1,100,000	100.0%	120
Saab South Africa (Pty) Ltd, South Africa	-	100.0%	406
Saab Supporter Ett AB, 556121-2597, Linköping	1,000	100.0%	95
Saab Technologies Inc., USA	-	100.0%	1
Saab Training Systems AB, 556030-2746, Jonköping	150,000	100.0%	42
Saab Underwater Systems AB, 556439-6884, Motala	250,000	100.0%	69
SaabTech AB, 556460-1655, Järfälla	3,000,000	100.0%	363
SaabTech Electronics AB, 556017-4848, Linköping	150,600	100.0%	18
SaabTech Systems AB, 556363-6785, Linköping	2,051,230	100.0%	246
Sanguistech AB, 556090-7213, Eskilstuna	20,000	100.0%	2
SMM Medical AB, 556123-6414, Linköping	512	51.2%	5
Dormant companies, real estate companies, etc.	-	-	73
Reported value December 31			7,790

NOTE 44

UNTAXED RESERVES

Parent Company

SEK m.	2005	2004
Accumulated accelerated depreciation		
Buildings and land		
Opening balance, January 1	204	231
Accelerated depreciation for the year	-27	-27
Sales and disposals	-	-
Closing balance, December 31	177	204
Machinery and equipment		
Opening balance, January 1	198	187
Accelerated depreciation for the year	-12	11
Sales and disposals	-	-
Closing balance, December 31	186	198
Total untaxed reserves, December 31	**363**	**402**

NOTE 45

STATEMENT OF CASH FLOWS, SUPPLEMENTAL INFORMATION

The Group's cash flow from operating activities is reported below. Cash flow from operating activities deviates in several respects from the statement of cash flows on page 47.

In cash flow from operating activities' adjustments for items not affecting cash flow, provisions for pensions are not reversed and the purchase or sale of short-term investments is not included in investing activities.

Operating cash flow

Group

SEK m.	2005	2004
Cash flow from operating activities		
Income after financial items	1,551	1,712
Adjustments for items not affecting cash flow	1,137	921
Tax paid	-110	-26
Cash flow from operating activities before changes in working capital	2,578	2,607
Working capital		
Inventories etc.	356	-306
Receivables	-43	573
Advance payments from customers	481	-1,176
Other liabilities	417	-135
Lease obligations	-1,072	-418
Provisions	-331	-330
Change in working capital	-142	-1,742
Cash flow from operating activities	**2,436**	**865**
Investing activities		
Investments in intangible fixed assets	-293	-420
Investments in tangible fixed assets	-296	-348
Sale/acquisition of lease assets	690	41
Acquisition of companies	-293	-108
Sale of subsidiaries	257	184
Acquisition/sale of shares etc.	2	-5
Sale of tangible and intangible fixed assets	37	116
Cash flow from investing activities	104	-540
Operating cash flow	**2,540**	**325**

Supplemental information on statement of cash flows

Group

SEK m.	12-31-2005	12-31-2004
The following components are included in liquid assets:		
Cash and bank balances (incl. available overdraft facilities)	1,243	373
Deposits	81	21
Short-term investments equated with liquid assets	250	742
Total according to balance sheet	1,574	1,136
Immediately cancelable overdraft facilities	-17	-7
Total according to statement of cash flows	**1,557**	**1,129**

Parent Company

SEK m.	12-31-2005	12-31-2004
The following components are included in liquid assets:		
Cash and bank balances (incl. available overdraft facilities)	645	183
Short-term investments equated with liquid assets	250	742
Total according to balance sheet	895	925
Total according to statement of cash flows	**895**	**925**

Short term investments have been classified as liquid asset because they have an insignificant risk of fluctuating in value, are easily convertible to cash and have a maturity of not more than three months from acquisition date.

Interest paid and dividends received

	Group		Parent Company	
SEK m.	2005	2004	2005	2004
Dividends received	18	25	65	266
Interest received	249	294	302	330
Interest paid	-144	-154	-212	-267
Total	123	165	155	329

Adjustments for items not included in cash flow

	Group		Parent Company	
SEK m.	2005	2004	2005	2004
Depreciation	939	967	182	138
Impairments	10	53	1,593	5,546
Changes in the value of biological assets	-4	-	-	-
Changes in the value of investment properties	1	-	-	-
Profit shares in associated companies	-45	-75	-67	-52
Dividends from associated companies	18	7	-	-
Dividends and Group contributions from Group companies	-	-	-1,391	-5,115
Capital gain on sale of tangible assets	-248	-51	-	-
Provisions	471	40	391	40
Provisions for pensions[1]	261	335	59	-2
Other	-5	-20	-	-
Total	1,398	1,256	767	555

1) Not reserved in reported operating cash flow

Acquisitions of Group companies and other business units

Group

SEK m.	2005	2004
Acquired assets and liabilities		
Intangible fixed assets	87	1
Tangible fixed assets	221	-
Financial fixed assets	20	9
Deferred tax assets	23	-
Inventories	333	-
Operating receivables	653	7
Liquid assets	232	-
Total assets	1,569	17
Long-term and short-term provisions	202	1
Long-term interest-bearing liabilities	88	-
Current interest-bearing liabilities	16	-
Current operating liabilities	617	27
Total provisions and liabilities	923	28
Purchase price paid	-421	-6
Less: Liquid assets in acquired operations	232	-
Effect on liquid assets	-189	-6
Interest-bearing liabilities	-104	-
Effect on net liquidity (liquid assets less interest-bearing liabilities)	-293	-6

Sale of Group companies and other business units

Group

SEK m.	2005	2004
Divested assets and liabilities		
Intangible fixed assets	8	12
Tangible fixed assets	6	225
Financial fixed assets	-	15
Inventories	13	306
Operating receivables	8	177
Assets held for sale	177	-
Liquid assets	3	-
Total assets	215	735
Long-term and short-term provisions	3	13
Long-term interest-bearing liabilities	-	113
Current operating liabilities	21	254
Total provisions and liabilities	24	380
Sales price	260	163
Less: Shares received as proceeds	-	-86
Purchase price received	260	77
Less: Liquid assets in divested operations	-3	-
Effect on liquid assets	257	77
Effect on Group's net liquidity	257	77

Acquisitions of assets/liabilities and operations

Parent Company

SEK m.	2005	2004
Acquired assets and liabilities		
Intangible fixed assets	55	-
Tangible fixed assets	81	-
Financial fixed assets	11	-
Inventories	1,347	-
Operating receivables	1,364	-
Liquid assets	-	-
Total assets	2,858	-
Provisions	159	-
Loans	171	-
Operating liabilities	2,528	-
Total provisions and liabilities	2,858	-

NOTE 46

CRITICAL ESTIMATES AND ASSUMPTIONS

The Board of Directors and Group Management together have identified the following areas that could be of particular importance in assessing the Group's earnings and financial position. Development in these areas is monitored continuously by Group Management and the Board of Directors' audit committee.

UNCERTAINTIES IN ESTIMATES AND ASSUMPTIONS

Impairment testing of goodwill

In the calculation of cash-generating units to determine whether there has been in an impairment of goodwill, assumptions have been made regarding future conditions. A significant deviation in the conditions will have a significant effect on the value of goodwill in 2006.

Recovery of value of development costs

The Group has invested significant amounts in research and development. The reported amounts primarily relate to the export version of Gripen, electronic warfare systems and missile systems. Capitalized development costs amount to SEK 1,408 m. and are capitalized over the estimated production volume. Estimated production volume may later be reassessed, which could necessitate impairment.

Pension obligations

The Group's pension obligations are substantial, as indicated in Note 36. In the calculation of pension obligations, future pension obligations are discounted to present value. The size of the liability is dependent on the choice of discount rate: a low interest rate produces a high liability, and vice versa. To reduce the volatility in the reported pension liability, the Board of Directors decided in 2005 to allocate approximately SEK 2,500 m. to a pension fund, Saab Pensionsstiftelse. This amount corresponds to the pension obligation according to FPG/PRI. Establishment of the fund will be finalized in the first quarter of 2006. In the opinion of Group Management, the assumed return on the pension assets will exceed the discount rate by 0.4 percentage points.

Leasing fleet

The portfolio consists of 217 aircraft, 75 of which are financed via US leverage leases, while the rest are reported as assets in the balance sheet. Of the 217 aircraft, 26 are financed through non-recourse loans, while the rest, with the exception of one aircraft, are covered by insurance from the Export Credits Guarantee Board in Sweden and other insurance companies that insure future revenue. Of the 22 aircraft not leased at year-end, 8 aircraft will be returned to financiers during the first seven months of 2006 and 6 aircraft are allocated to customers for delivery in early 2006. At present, when a significant share of capacity in the US air transport sector is under bankruptcy protection, which directly impact 63 Saab 340 operated by Mesaba Aviation, it is likely that various insurance coverage will be called upon. The creditworthiness of the various insurers is good and stable. The extent of leasing operations is indicated in Note 17.

Conditional financial receivables and liabilities

The consolidated balance sheet includes financial receivables of SEK 311 m. and financial liabilities of SEK 77 m. that are conditional on the outcome of a tax dispute. The amounts are discounted to present value, since a determination from the highest court is not expected before 2010. The Board of Directors and Group Management anticipate that the courts will rule in Saab's favor.

Long-term customer projects

Saab is one of the world's leading high-technology companies and its operations are distinguished by complex development assignments on the leading edge of technology. Over the years the Group has conducted significant development projects and managed the associated risks with great success. The Group applies the percentage of completion method to recognize revenue from long-term customer projects. An estimation of total costs is critical in this method, and the outcome of technical and commercial risks may affect the income.

Deferred taxes

Tax loss carryforwards attributable to operations outside Sweden are valued conservatively.

NOTE 47

INFORMATION ON PARENT COMPANY

Saab AB (publ) is a limited company registered in Sweden, with its registered office in Linköping. The Parent Company's shares are registered on the Stockholm Exchange. The address of the head office is Saab AB, Box 70363, SE-107 24 Stockholm, Sweden.

The consolidated accounts for 2005 comprise the Parent Company and its Group companies, together referred to as the Group. The Group also includes the holdings in associated companies and joint ventures.

NOTE 48

EXPLANATIONS WITH REGARD TO THE TRANSITION TO IFRS

This financial report for the Group is the first prepared according to IFRS, as indicated in Note 1.

The accounting principles in Note 1 have been applied in the preparation of the Group's financial reports for fiscal year 2005 and for the comparative year, 2004, as well as for the Group's opening balance on January 1, 2004, with the exception of IAS 32, 39 and IFRS 4, which are applied only to 2005.

In the preparation of the Group's opening balance sheet, amounts reported according to previously applied accounting principles have been adjusted to IFRS. Explanations on how the transition from previous accounting principles to IFRS has affected the Group's financial position, financial results and cash flows are provided in the following tables and explanations.

The preliminary balance sheet according to IFRS included in the annual report 2004 has been modified due to the revaluation of buildings and restatement from the functional currency. The change affects shareholders' equity by SEK -93 m. as of January 1, 2004 and by SEK -56 m. as of December 31, 2004.

With regard to the application of IAS 32, 39 and IFRS 4 as of January 1, 2005, see Note 49.

The Group has applied IFRS 5 as of January 1, 2005 for assets held for sale and divested operations; see Note 49.

Balance sheet and shareholders' equity reconciliation		JANUARY 1, 2004			DECEMBER 31, 2004		
SEK m.	Note	Previous principles	Effect of transition to IFRS	IFRS	Previous principles	Effect of transition to IFRS	IFRS
Assets							
Intangible fixed assets	a	2,497	-	2,497	2,693	129	2,822
Tangible fixed assets	c	4,092	459	4,551	3,634	505	4,139
Lease assets	b	5,038	410	5,448	4,230	141	4,371
Biological assets	d	105	108	213	105	108	213
Investment properties	e	33	25	58	33	26	59
Shares in associated companies		275	-	275	540	-	540
Financial investments		139	-	139	263	-	263
Long-term receivables		1,523	-	1,523	1,006	-	1,006
Deferred tax assets	g	1,032	-12	1,020	690	-15	675
Total fixed assets		14,734	990	15,724	13,194	894	14,088
Inventories	b	3,786	-156	3,630	3,931	-158	3,773
Tax assets		122	-	122	108	-	108
Accounts receivable		3,071	-	3,071	2,722	-	2,722
Prepaid expenses and accrued income	b	630	-	630	639	-4	635
Other receivables	b	2,189	-	2,189	1,865	-1	1,864
Short-term investments	i	3,290	-138	3,152	3,925	-742	3,183
Liquid assets	i	953	138	1,091	394	742	1,136
Total current assets		14,041	-156	13,885	13,584	-163	13,421
Total assets		**28,775**	**834**	**29,609**	**26,778**	**731**	**27,509**
Shareholders' equity							
Capital stock		1,704	-	1,704	1,746	-	1,746
Other capital contributions and other reserves	f	504	-	504	542	-	542
Retained earnings	h, j	4,893	33	4,926	5,676	154	5,830
Shareholders' equity attributable to Parent Company's shareholders		7,101	33	7,134	7,964	154	8,118
Minority interest	c	147	-	147	93	10	103
Total shareholders' equity		**7,248**	**33**	**7,281**	**8,057**	**164**	**8,221**
Liabilities							
Long-term interest-bearing liabilities		273	-	273	793	-	793
Convertible debenture loan		232	-	232	-	-	-
Lease obligations	b	2,179	232	2,411	1,311	4	1,315
Other long-term liabilities	b	433	6	439	344	-	344
Provisions for pensions		3,375	-	3,375	3,034	-	3,034
Other provisions	b	1,748	399	2,147	1,292	622	1,914
Deferred tax liabilities		-	-	-	50	-	50
Total long-term liabilities		8,240	637	8,877	6,824	626	7,450
Current interest-bearing liabilities		589	-	589	315	-	315
Advance payments from customers		3,990	-	3,990	2,860	-	2,860
Accounts payable		996	-	996	1,175	-	1,175
Lease obligations	b	418	23	441	868	42	910
Tax liabilities		194	-	194	92	-	92
Other liabilities		1,105	-	1,105	712	-	712
Accrued expenses and deferred income	b	5,509	141	5,650	5,453	-101	5,352
Provisions		486	-	486	422	-	422
Total current liabilities		13,287	164	13,451	11,897	-59	11,838
Total liabilities		**21,527**	**801**	**22,328**	**18,721**	**567**	**19,288**
Total shareholders' equity and liabilities		**28,775**	**834**	**29,609**	**26,778**	**731**	**27,509**

Notes to reconciliation of shareholders' equity

a) As of January 1, 2004 goodwill is no longer amortized. Instead it is tested for impairment annually or when there is an indication of diminished value. Reversals of goodwill amortization from 2004 amount to SEK 129 m. Goodwill impairment was tested on January 1, 2004, even though there was no indication at the time of diminished value.

b) According to RR 8, operations outside Sweden are divided into independent and integrated operations, with independent Group companies restated at the closing rate and integrated Group companies restated according to the monetary method. The terms integrated and independent are not included in IAS 21; the decisive factor is the currency of greatest importance to the operations (functional currency). The accounts are prepared in the functional currency. The balance sheet is translated to SEK at the closing rate, while the income statement is translated at the average rate.

In 2004 Saab had Group companies that were classified as integrated Group companies and were therefore restated at Saab's reporting currency according to the monetary method. According to IAS 21, operational reports and valuations should be prepared in the functional currency and translated according to the current method despite that the operations are conducted in Saab Aviation Services' economic environment, USD. The effect on retained earnings was SEK -394 m. on January 1, 2004 and SEK -424 m. on December 31, 2004. The effect on the income statement for 2004 was a decrease in cost of goods sold of SEK 42 m. and referred to inventories revalued at closing rates. Net income for the year rose by SEK 34 m.

c) IAS 16 contains a strict requirement on component depreciation if the components have separate periods of use. For certain assets, book value does not agree with a retroactive application of IAS 16. In accordance with the transitional provisions, fair value has been used as the assumed acquisition value. This applies to approximately 800 buildings within Saab. The valuation was conducted by an independent appraiser. The method of valuation was to determine a calculated acquisition value based on each building's technical design and then reduce it by estimated wear and tear during the building's period of use thus far. Due to the revaluation, book value rose by SEK 459 m. on January 1, 2004 and by SEK 505 m. on December 31, 2004. Depreciation for 2004 was reduced by SEK 13 m. relative to previously applied accounting principles. Net income for the year rose by SEK 9 m.

d) In accordance with IFRS, biological assets are reported at fair value after deducting estimated marketing expenses. According to previous accounting principles, biological assets were reported according to the acquisition value method. The effect this had in the transition to IFRS is an increase in the reported value of biological assets of SEK 108 m. on January 1, 2004 and SEK 108 m. on December 31, 2004.

e) In accordance with the Group's accounting principles, investment properties in the Group are reported at fair value as of the transition date to IFRS. According to previously applied accounting principles, investment properties were reported according to the acquisition value method. The effect of this had in the transition to IFRS is an increase in the reported value of investment properties of SEK 26 m. on January 1, 2004 and SEK 26 m. on December 31, 2004.

f) Cumulative translation differences arising through the translation of foreign operations prior to the transition date to IFRS are reported as a separate component in shareholders' equity (translation reserve).

g) The above changes increase (decrease) deferred tax assets according to the table below. Deferred taxes are based on a tax rate of 28 percent.

Group SEK m.	Note	January 1 2004	December 31 2004
Tangible fixed assets	c	-129	-142
Lease assets	b	-114	-40
Biological assets	d	-30	-30
Investment properties	e	-7	-7
Inventories	b	44	44
Prepaid expenses and accrued income	b	-	1
Long-term lease obligations	b	65	1
Other long-term liabilities	b	2	-
Other long-term provisions	b	112	174
Short-term lease obligations	b	6	12
Accrued expenses and deferred income	b	39	-28
Decrease in deferred tax assets		-12	-15

The effect on the consolidated income statement for 2004 was a decrease of SEK 17 m. in the previously reported tax charge.

h) According to IAS 27, the minority interest does not adjust income. Transactions with the minority are treated as owner transactions. Net income for the year rose by SEK 47 m.

i) Previously investments were classified as liquid assets if they had a remaining maturity of less than three months from the closing day. According to IAS 7, an investment can be classified as liquid assets only when it has a short maturity from the closing day.

j) The effect of the above adjustments on retained earnings is as follows:

Group SEK m.	Note	January 1 2004	December 31 2004
Intangible fixed assets	a	-	129
Tangible fixed assets	c	459	505
Lease assets	b	410	141
Biological assets	d	108	108
Investment properties	e	25	26
Inventories	b	-156	-158
Prepaid expenses and accrued income	b	-	-4
Other receivables	b	-	-1
Deferred tax assets	g	-12	-15
Long-term lease obligations	b	-232	-4
Other long-term liabilities	b	-6	-
Other long-term provisions	b	-399	-622
Short-term lease obligations	b	-23	-42
Accrued expenses and deferred income	b	-141	101
Adjustments to shareholders' equity		33	164
Attributable to:			
Parent Company's shareholders		33	154
Minority interest		-	10

Reconciliation of income statement for 2004

Group SEK m	Note	Previous principles	Effect of transition to IFRS	According to IFRS
Revenue		17,848	-	17,848
Cost of goods sold	a,b,c	-13,776	180	-13,596
Gross income		4,072	180	4,252
Other operating income		175	-	175
Marketing expenses	a	-1,290	4	-1,286
Administrative expenses		-948	-	-948
Research and development costs		-388	-	-388
Other operating expenses	h	-39	12	-27
Share in associated companies' income		75	-	75
Operating income		1,657	196	1,853
Financial income		218	-	243
Financial expenses	b	-389	5	-384
Net financial income and expenses		-146	5	-141
Income before taxes		**1,511**	**201**	**1,712**
Taxes	g	-385	-17	-402
Minority interest in net income for the year	h	-35	35	0
Net income for the year		**1,091**	**219**	**1,310**
Attributable to:				
Parent Company's shareholders		-	-	1,275
Minority interest		-	-	35
Earnings per share before and after dilution (SEK)		10.08		11.78

Explanation of significant adjustments in statement of cash flows for 2004

Liquid assets consist of cash and cash equivalents and short-term investments with a maturity from acquisition date of less than three months. Changes in investments with maturities of more than three months are recognized as cash flow from investing activities. The transition to IFRS has necessitated a redistribution between liquid assets and short-term investments.

Purchases or sales of short-term investments in investing activities are not recognized in cash flow from operating activities.

NOTE 49

CHANGE IN ACCOUNTING PRINCIPLES JANUARY 1, 2005

Since January 1, 2005 the Group applies IAS 39 and IFRS 5.

IAS 39 requires financial derivatives such as forward contracts, options and swaps to be reported in the balance sheet at fair value. The change in value of these instruments is reported in the income statement, except in cases where they serve as hedging instruments. The valuation of derivatives at fair value has increased the hedge reserve by SEK 104 m. and retained earnings by SEK -24 m. on January 1, 2005. The hedge reserve was reduced by SEK 98 m. in 2005 and amounts to SEK 6 m. In 2005 SEK 10 m. of the hedge reserve was reversed to income. The Group also hedges contracted flows at fair value. Derivatives are then booked at fair value in the balance sheet and the hedged contracted flow is correspondingly booked at fair value for the hedged risk. The change in value of derivatives is reported in the income statement together with the change in value of the hedged item. As of January 1, 2005 unrealized gains on financial instruments amounted to SEK 1,227 m. and unrealized losses to SEK 266 m. As of December 31 unrealized gains amounted to SEK 434 m. and unrealized losses to SEK 365 m. Financial assets are reported at fair value with the change in value reported in the income statement, which affected financial income in 2005 by SEK -16 m.

Risk management as described above deviates to some extent from the description of the effects in connection with the preliminary financial statements according to IAS 39 as presented in the annual report for 2004. According to the latter, derivatives attributable to the order backlog were not comprised by hedge accounting. However, Saab found in 2005 that hedge accounting can be applied to derivatives attributable to the order backlog. The difference compared with the description in the annual report for 2004 is limited to changes in value of derivatives corresponding to forecast flows in the order backlog, which are recognized directly in shareholders' equity. Similar treatment was given to the Tender to Contract portfolio.

IFRS 5 Non-current Assets Held for Sale, applies as of 2005 and was applied for the first time to the opening balance for 2005. IFRS 5 means that non-current assets held for sale are reported separately in the balance sheet.

Balance sheet and reconciliation of shareholders' equity

SEK m.	12-31-2004	Effect from transition to IAS 39	Effect from transition to IFRS 5	01-01-2005
Assets				
Intangible fixed assets	2,822	-	-	2,822
Tangible fixed assets	4,139	-	-39	4,100
Lease assets	4,371	-	-	4,371
Biological assets	213	-	-	213
Investment properties	59	-	-	59
Shares in associated companies	540	-	-	540
Financial investments	263	-	-	263
Long-term receivables	1,006	-	-	1,006
Deferred tax assets	675	-	-	675
Total fixed assets	14,088	-	-39	14,049
Inventories	3,773	-	-	3,773
Derivatives	-	1,227	-	1,227
Tax assets	108	-	-	108
Accounts receivable	2,722	-59	-6	2,657
Prepaid expenses and accrued income	635	-	-	635
Other receivables	1,864	-	-137	1,727
Short-term investments	3,183	-	-	3,183
Liquid assets	1,136	-	-	1,136
Assets held for sale	-	-	182	182
Total current assets	13,421	1,168	39	14,628
Total assets	**27,509**	**1,168**	**-**	**28,677**

SEK m.	12-31-2004	Effect from transition to IAS 39	Effect from transition to IFRS 5	01-01-2005
Shareholders' equity				
Capital stock	1,746	-	-	1,746
Other capital contributions and other reserves	542	104	-	646
Retained earnings	5,830	-24	-	5,806
Shareholders' equity attributable to Parent Company's shareholders	8,118	80	-	8,198
Minority interest	103			103
Total shareholders' equity	**8,221**	**80**	-	**8,301**
Liabilities				
Long-term interest-bearing liabilities	793	-	-	793
Lease obligations	1,315	-	-	1,315
Other long-term liabilities	344	-	-	344
Provisions for pensions	3,034	-	-	3,034
Other provisions	1,914	-97	-	1,817
Deferred tax liabilities	50	-	-	50
Total long-term liabilities	7,450	-97	-	7,353
Other current interest-bearing liabilities	315	-	-	315
Advance payments from customers	2,860	-	-	2,860
Accounts payable	1,175	-2	-	1,173
Lease obligations	910	-	-	910
Derivatives	-	266	-	266
Tax liabilities	92	-	-	92
Other liabilities	712	-	-	712
Accrued expenses and deferred income	5,352	921	-5	6,268
Provisions	422	-	-	422
Liabilities attributable to assets held for sale		-	5	5
Total current liabilities	11,838	1,185	-	13,023
Total liabilities	**19,288**	**1,088**	-	**20,376**
Total shareholders' equity and liabilities	**27,509**	**1,168**	-	**28,677**

NOTE 50

EXCHANGE RATES FOR SEK USED IN FINANCIAL STATEMENTS

Country			Year-end rate 2005	Year-end rate 2004	Average rate 2005	Average rate 2004
Australia	AUD	1	5.83	5.12	5.70	5.41
Denmark	DKK	100	126.40	121.15	124.60	122.67
Euro	EUR	1	9.43	9.01	9.28	9.13
Japan	JPY	100	6.78	6.38	6.78	6.79
Canada	CAD	1	6.84	5.46	6.18	5.65
Norway	NOK	100	117.60	108.80	116.01	109.05
UK	GBP	1	13.73	12.71	13.58	13.46
South Africa	ZAR	100	126.00	116.00	117.42	114.19
USA	USD	1	7.95	6.61	7.48	7.35

NOTE 51

DEFINITIONS OF KEY RATIOS

Operating margin
Operating income as a percentage of sales.

Capital employed
Total capital less non-interest-bearing liabilities, other provisions and deferred tax liability.

Pre-tax return on capital employed
Operating income plus financial income as a percentage of average capital employed.

After-tax return on equity
Net income for the year as a percentage of average shareholders' equity.

Profit margin
Operating income plus financial income as a percentage of sales.

Capital turnover
Sales divided by average capital employed.

Net liquidity
Short-term investments and liquid assets less interest-bearing liabilities.

Equity/assets ratio
Shareholders' equity in relation to total assets.

Interest coverage ratio
Operating income plus financial income divided by financial expenses.

Earnings per share
Net income for the year attributable to Parent Company shareholders' interest, divided by the average number of shares.

Equity per share
Shareholders' equity divided by the number of shares at the end of the period.

Dividend motivation

The Board of Directors' statement according to chap. 18, § 4 of the Companies Act with regard to the proposed dividend – Saab AB

Saab is one of the world's leading high-technology companies, which means that its operations are distinguished by complex development assignments on the cutting edge of technology. During the year the Group conducted significant development projects and managed the risks associated with them with great success. See also Note 46 Critical risks and assessments in the annual report.

The Board of Directors' proposed dividend amounts to SEK 4.00 per share, corresponding to a total dividend of SEK 437 m. Unrestricted equity amounts to SEK 3,338 m. in Saab AB and profit and loss carried forward in the Group before the paid dividend SEK 6,586 m.

Net income for the year amounted to SEK 1,199 m. for the Group and SEK 295 m. for the Parent Company. The proposed dividend represents 36 percent of the Group's income, which means that the proposal falls in the range of 20 – 40 percent over a business cycle, as stipulated in the dividend policy Saab laid down at the time of its initial public offering in 1998.

After paying the dividend, the Group's equity/assets ratio amounts to 30 percent, compared with the long-term objective of 30 percent. Since the IPO, the equity/assets ratio has risen from 22 percent to 31 percent in 2005. The average equity/assets ratio for Swedish engineering companies was 38 percent in 2004.

According to the IFRS certain assets and liabilities should be reported at fair value in the consolidated accounts. The Group's shareholders' equity includes unrealized gains on biological assets (forests) and investment properties valued at SEK 99 m. How fair value is calculated is shown in the annual report in Note 18 and Note 19. Aside from financial instruments valued at fair value directly in shareholders equity and reported in the net gain on cash flow hedges, certain financial instruments are valued at fair value in the income statement. This revaluation has affected reported shareholders' equity by SEK -16 m.

The Group's gross capital expenditures in 2005 amounted to SEK 296 m., which is considered a good approximation of annual future investments in tangible fixed assets. Investments are also made in research and development, which in 2005 amounted to SEK 737 m., of which SEK 292 m. was capitalized in the balance sheet.

Saab's financial position is strong. The Group has no net indebtedness. Its interest-bearing assets less interest-bearing liabilities including provisions for pension commitments amount to SEK 2,856 m. Considering Saab's financial strength, the proposed dividend is not expected to affect the ability to fulfill the Group's commitments in either the short or long term.

The proposed dividend is considered justifiable with regard to what is stated in chap. 17, § 3, paragraphs two and three of the Companies Act (2005:551):

1. the demands that the company's nature, scope and risks place on the size of its shareholders' equity, and
2. the company's consolidation needs, liquidity or financial position in other respects.

The Board of Directors of Saab AB

Proposed disposition of earnings

The Board of Directors and the President propose that the unappropriated earnings in the Parent Company at disposal of the Annual General Meeting, amounting to:

SEK	
Retained earnings	3,042,988,220
Net income for the year	295,058,287
Total	3,338,046,507

To be disposed as follows:	
To the shareholders, a dividend of SEK 4.00 per share	436,601,376
Funds to be carried forward	2,901,445,131
Total	3,338,046,507

After the proposed disposition, shareholders' equity in the Parent Company will be as follows:

SEK	
Capital stock	1,746,405,504
Statutory reserve	542,471,135
Revaluation reserve	629,519,000
Retained earnings	2,901,445,131
Total	5,819,840,770

The company's policy is to issue a dividend of 20–40 percent of net income over a business cycle. The Board of Directors and the President propose that SEK 437 m. (409), or SEK 4.00 per share (3.75), corresponding to 37 percent (38) of the Group's net income for the year, be issued as a dividend. Saab's equity/assets ratio is currently 31.0 percent (29.9) and after the proposed disposition of earnings will be 30.0 percent (28.8).

The Board of Directors and the President certify that, to the best of our knowledge, the annual accounts have been prepared in accordance with generally accepted accounting principles for a stock market company, that the information presented is consistent with the actual conditions and that nothing of material value has been omitted that would affect the picture of the company presented in the annual accounts.

Linköping, February 15, 2006

Anders Scharp
Chairman

Marcus Wallenberg **Erik Belfrage** **Stephen Henwood** **Peter Nygårds**

George Rose **Lena Treschow Torell** **Per-Arne Sandström**

Lars Höök **Ragnar Ludvigsson** **Claes Trolle** **Åke Svensson**
President and CEO

Auditors' report

To the Annual General Meeting of the shareholders of Saab AB (publ), corporate identity number 556036-0793

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Saab AB for the year 2005. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of international financial reporting standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with international financial reporting standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the Group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend that the Annual General Meeting that the income statements and the balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Linköping, February 15, 2006

Ernst & Young AB

Björn Fernström
Authorized Public Accountant

Deloitte AB

Tommy Mårtensson
Authorized Public Accountant

Multi-year overview

SEK,m.,unless,otherwise,indicated[1]	2005	2004[5]	2003	2002	2001	2000
Order bookings	17,512	16,444	19,606	19,521	15,274	28,141
Order backlog at year-end	42,198	43,162	45,636	43,082	40,034	41,091
Net sales	19,314	17,848	17,250	16,538	15,689	17,840
Foreign market sales, %	56	48	46	41	40	48
Defense sales, %	82	80	80	76	70	62
Operating income	1,652	1,853	1,293	1,220	1,594	1,533
Operating margin, %	8.6	10.4	7.5	7.4	10.2	8,6
Operating margin before depreciation excluding leasing, %	11.2	13.1	11.1	11.2	14.4	13,5
Income after financial items	1,551	1,712	1,073	993	1,554	1,448
Net income for the year	1,199	1,310	746	732	1,127	1,038
Total assets	30,594	27,509	28,704	28,109	29,901	31,119
of which Saab Aircraft Leasing	4,887	5,314	6,181	4,869	5,445	6,456
of which advance payments, net	3,528	2,860	3,990	3,775	4,194	3,619
of which shareholders' equity	9,493	8,221	7,003	6,833	6,679	5,670
equity per share, SEK[2]	84.10	74.89	65.75	64.17	62.74	53,26
Net liquidity	5,144	3,211	3,149	2,655	2,935	1,991
Net liquidity including interest-bearing receivables and after deduction of provisions for pensions	2,856	781	495	352	885	415
Cash flow from operating activities	2,436	865	1,348	1,060	1,973	-1,406
Operating cash flow	2,540	325	545	-92	1,642	-1,908
Average capital employed	12,925	12,386	11,629	11,926	12,253	12,183
Return on capital employed, %	14.6	17.3	12.7	11.6	15.5	14,6
Return on equity, %	13.5	16.7	10.8	10.8	18.3	20,0
Profit margin, %	9.73	11.74	8.5	8.4	12.1	10,0
Capital turnover rate, multiple	1.49	1.47	1.48	1.39	1.28	1,46
Equity/assets ratio, %	31.0	29.9	24.4	24.3	22.3	18,2
Interest coverage ratio, %	6.08	6.08	3.70	3.55	5.50	5,32
Earnings per share, SEK[3]	10.89	11.78	7.00	6.87	10.59	9,75
Earnings per share after dilution, SEK[4]	10.89	11.78	6.91	6.78	10.40	9,58
Earnings per share before amortization of goodwill, SEK[3]	10.89	11.78	8.59	8.52	12.11	11,47
Dividend, SEK[6]	4.00	3.75	3.50	3.50	3.25	3,00
Capital expenditures for plant and equipment, gross	296	348	472	623	532	1,077
Research and development costs	3,546	3,929	3,690	4,138	3,819	3,808
Number of employees at year-end	12,830	11,936	13,414	14,036	14,028	15,453

1) For definitions see Note 51.

2) Number of shares as of December 31, 2005: 109.150.344, 2004: 109.150.344, 2003: 106.517.563, 2002: 106.510.374 and 1998–2001: 106.459 675

3) Average number of shares 2005: 109.150.344, 2004: 108.234.126 2003: 106.513.969, 2002: 106.487.407 and 1998–2001: 106.459.675

4) Average number of shares 2005: 109.150 344, 2004: 108 234.126, after dilution 2000–2003: 109 247.175. Conversion of debenture loan concluded July 15, 2004.

5) Restated according to IFRS, previously not restated.

6) 2005 proposed dividend.

Corporate governance report

Introduction

Saab strives to maintain the highest standards in its corporate governance. Effective corporate governance constitutes a way to further improve Saab's competitiveness and increase trust in the company in the capital markets. This means inter alia that the Company maintains effective governance procedures and routines.

Saab's corporate governance is based on Swedish legislation, primarily on the Swedish Companies Act, and on the listing contract with the Stockholm Stock Exchange.

The Swedish Code of Corporate Governance

The Swedish Code of Corporate Governance (the "Code") was introduced on 16 December 2004. According to the listing requirements of the Stockholm Stock Exchange, the Companies on the A list and larger companies on the O list are to apply the Code as from 1 July 2005.

Saab, whose shares are listed on the Stockholm Stock Exchange, thus applies the Code. Saab has since the introduction of the Code on 16 December 2004 successively adapted the routines that were not already in compliance with its provisions to the Code. The Code requires the annual accounts to be supplemented by this corporate governance report, which describes in general terms how Saab has applied the Code during the financial year 2005. The ordinary shareholders' meeting (from 1 January 2006 referred to as the annual meeting) will also be planned and carried out in accordance with the provisions of the Code.

In accordance with the transitional regulations decided by the Swedish Corporate Governance Board, the Report on Internal Controls to the extent it concerns financial reporting, does not contain a statement from the Board of Directors on how well it has functioned during the year and the report has not been reviewed by the company's auditors.

Saab has departed from the Code to the extent that the members of the Remuneration Committee (except the Chairman of the Board) shall according to the Code be independent in relation to the company and the management. Marcus Wallenberg is a member of the Remuneration Committee and has been a member of the board since 1992, and is therefore not independent of the company under the Code's definition. The board is however of the opinion that Marcus Wallenberg is in possession of such vital expertise about the operation, finances and management of the company, in combination with insight into Swedish industry and its remuneration forms, which makes his efforts on the Remuneration Committee particularly valuable.

This corporate governance report has been drafted in accordance with the provisions of the Code. It has not been reviewed by the company's auditors.

Nomination Committee

At Saab's shareholders' meeting in April 2005 it was resolved that Saab would have a Nomination Committee consisting of one representative of each of the four shareholders with the greatest number of votes, along with the Chairman of the Board. The names of the four owner representatives and the names of the shareholders they represent shall be announced at least six months before the annual shareholders meeting 2006 and shall be based on the known voting figures immediately before the announcement. The resolution includes procedures, if need be, for replacing a member that leaves the committee before the work has been completed.

The Nomination Committee shall make recommendations on the following issues, to be presented to the annual shareholders meeting 2006 for resolution:

(a) a recommendation for Chairman of the shareholders meeting,

(b) recommendations for the Board of Directors,

(c) a recommendation for Chairman of the Board,

(d) recommendations for the remuneration to the members of the Board, allocated among the Chairman and the other members of the Board and remuneration for com mittee work, and

(e) a recommendation for audit fees.

Before the annual shareholders' meeting in Saab AB on 5 April 2006, it was announced in a press release on 29 September 2005 that, in addition to the Chairman of the Board of Directors, Anders Scharp, the following shareholder representatives were appointed as members of Saab's Nomination Committee: Adine Grate Axén (Investor), Peter Wallenberg Jr (Knut and Alice Wallenbergs Stiftelse), Mats Lagerqvist (Robur) and Christer Elmehagen (AMF Pension). Adine Grate Axén is the Chairman of the Nomination Committee.

These persons represent in the aggregate approximately 50 percent of the number of votes in Saab according to the VPC's share register as per 31 August 2005. BAE Systems has waived the right to representation on the Nomination Committee.

The recommendations of the Nomination Committee are to be presented in connection with the notice of the annual shareholders meeting 2006.

The Board of Directors

The composition of the board of directors

According to Saab's articles of association, the Board of Directors shall, in addition to the employee board representatives, consist of at least 6 and not more than 12 members and no deputy members. The members of the Board shall be elected annually at the annual shareholders' meeting.

Saab's Board of Directors consists of nine members elected by the shareholders meeting and three members, with an equal number of deputies, appointed by the employee organizations.

Saab's Board of Directors consists of nine members elected by the shareholders meeting and three members, with an equal number of deputies, appointed by the employee organizations.

At the annual shareholders meeting on 6 April 2005, Anders Scharp, Erik Belfrage, Stephen Henwood, Peter Nygårds, George Rose, Marcus Wallenberg and Åke Svensson were re-elected, and Per-Arne Sandström and Lena Treschow Torell were elected. Anders Scharp was elected Chairman of Saab. Only Åke Svensson is employed by the company.

Information on the remuneration to the members of the Board resolved by the shareholders meeting in 2005 is set forth in the annual accounts, note 36.

Members of the Board elected by the shareholders meeting

Anders Scharp, Chairman of the Board
Marcus Wallenberg
Åke Svensson
Erik Belfrage
Stephen Henwood
Peter Nygårds
George Rose
Lena Treschow Torell
Per-Arne Sandström

Employee Board members, regulars and deputies

Regulars:	*Deputies:*
Lars Höök	Stefan Hansson
Ragnar Ludvigsson	Conny Holm
Claes Trolle	Johan Löflin

Independence requirement

The following table sets forth the independence of the members of the Board elected by the shareholders meeting in relation to the company and the management, as well as in relation to the company's larger shareholders.

	Independent of the company/management	Independent of larger shareholders
Anders Scharp	No	No
Marcus Wallenberg	No	No
Åke Svensson	No	Yes
Erik Belfrage	No	Yes
Stephen Henwood	Yes	No
Peter Nygårds	Yes	Yes
George Rose	Yes	No
Per-Arne Sandström	Yes	Yes
Lena Treschow Torell	Yes	Yes

Accordingly, the company fulfils the requirements of the Code that a majority of the Board members appointed by the shareholders' meeting be independent of the company and the management, and at least two of these be independent of the company's larger shareholders.

The work of the Board of Directors

According to the rules of procedure adopted by the Board, five ordinary meetings are normally held each year, in addition to the statutory meeting. The Board may also meet whenever circumstances demand. During 2005 the Board held one statutory meeting, five ordinary meetings and one extraordinary meeting.

The Board members were present at the board meetings of 2005 according to the following

The members' presence, of an aggregate of 7 meetings	
Anders Scharp	7
Marcus Wallenberg	6
Åke Svensson	7
Erik Belfrage	7
Stephen Henwood	7
Peter Nygårds	7
George Rose	4
Per-Arne Sandström*	5
Lena Treschow Torell*	4

* Elected in April 2005

The Board of Directors annually adopts rules of procedure and an instruction regarding the allocation of work between the Board of Directors and the President and CEO, as well as an instruction for financial reporting to the Board of Directors. The rules of procedure contain, inter alia, provisions regarding the number of board meetings to be held, a list of the matters to be considered at Board meetings, report from the auditors and the special decisions to be taken at the statutory meeting. The rules of procedure and the special instruction to the President set forth the allocation of responsibility among the Board of Directors and its two committees, the Remuneration Committee and the Audit Committee, as well as between the Board of Directors and the President and CEO. The work of the Audit Committee is mainly of a preparatory nature, i.e., it prepares matters for the ultimate resolution by the board of directors. However, the Audit Committee has the power to make decisions within some issues in limited areas. The Remuneration Committee has the power to make decisions regarding the remuneration and other benefits of the President and CEO. The instruction to the President sets out his duties and authority. The instruction also includes policies for investments, financing and reporting.

The Board of Directors has during the course of the year been assisted by the Board Secretary, the General Counsel Anne Gynnerstedt, who is not a member of the Board.

In 2005, the Board of Directors has inter alia considered Saab's strategic focus, structural and acquisition issues, and the most important goals of the operations. One extraordinary Board meeting has been devoted to the company's strategy. In order to increase the Board members' knowledge about the company, a Board meeting has been held at one of Saab's subsidiaries. In this connection, a tour of the facilities has been arranged.

The Board of Directors' committee work

The Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three members.

The Audit Committee has since the shareholders' meeting in April 2005 consisted of the following members: Peter Nygårds (the Chairman of the committee), Anders Scharp and Per-Arne Sandström, of whom Peter Nygårds and Per-Arne Sandström are independent of the company and the management as well as of the larger shareholders of the company.

The Audit Committee's assignment is set forth in the Board's rules of procedure. The Audit Committee shall, inter alia, be responsible for preparing the work of the Board in ensuring the quality of the Company's financial reporting, assist the Nomination Committee in making its recommendations for auditors and audit fees, monitor audit orientation and coordinate between the external and internal audits, evaluate the external audit and review the effectiveness of the internal systems of control of the financial reporting. Both the external and the internal auditors of the Company are co-opted to the meetings with the Audit Committee.

The Audit Committee keeps minutes of its meetings and the minutes are to be communicated promptly to the other members of the Board.

In 2005, the Committee had three regular meetings and one meeting to consider the election of new auditors.

The members' presence, of an aggregate of 4 meetings

Peter Nygårds	4
Anders Scharp	4
Per-Arne Sandström*	2

* Elected in April 2005

The Remuneration Committee

The Board of Directors has appointed a Remuneration Committee consisting of three members. The members of the Remuneration Committee are Anders Scharp, Chairman, Marcus Wallenberg and George Rose.

The Remuneration Committee is responsible for reviewing and developing recommendations for salaries and other remuneration and employment terms, including pensions, to the CEO and other senior managers who report directly to the CEO. The preparation and decision-making process for compensation issues regarding the President is handled by the Remuneration Committee, and the Board is subsequently informed by the Chairman. Compensation issues and other benefits for the other senior management reporting to the President are taken by the President pending approval of the Remuneration Committee.

Principles for remuneration of and other benefits to the senior management shall in the future be presented by the Board of Directors for approval by the shareholders' meeting in accordance with the Code.

The Remuneration Committee keeps minutes of its meetings and the minutes are to be communicated promptly to the other members of the Board.

In 2005, the Committee had one meeting, at which all members were present.

Evaluation

The Chairman of the Board of Directors annually performs an evaluation of the work of the Board of Directors, through a questionnaire. The result of the evaluation is thereafter discussed by the Board of Directors. The Nomination Committee is also informed by the Chairman of the results of the evaluation.

The President and CEO

Åke Svensson is President and CEO, and also a member of the Board of Directors. His significant professional commitments outside the company, work experience etc. are set forth in the description under the heading Board of directors. Åke Svensson does not own shares in any enterprises with which Saab has material business ties.

The company's auditors

The assignment of the external auditors is, on behalf of the shareholders and in accordance with laws and regulations in effect, to examine the accounts, closing of the books, the annual report as well as the administration and management of the Company by the Board of Directors' and the President and CEO. In addition the half yearly report has been briefly examined by the Company's auditors.

The shareholders' meeting elects auditors for a term of four years. The auditors elected by the shareholders meetings are the registered accounting firms Ernst & Young AB and Deloitte & Touche AB.

Ernst & Young was elected in 2003 as main auditor of Saab AB for the term 2003-2006. The firm is a member of Ernst & Young's global organization with operations in approximately 140 countries. The auditor in charge, Björn Fernström, is auditor in, among other companies, Munters, OMX, If Skadeförsäkring Holding and Nordnet. Björn Fernström was also elected deputy auditor for the Company between 1993-2002.

Deloitte & Touche AB was elected in 2005 as auditor for the term 2005-2008. The firm is a member of Deloitte's global organization with operations in approximately 150 countries and 120,000 employees. The auditor in charge, Tommy Mårtensson, is auditor in, among other companies Tele2, Industrifonden and Max Matthiessen. He also has experience as auditor in SAP, Telenor, SJ and Luftfartsverket.

Both Ernst & Young and Deloitte & Touche have great competence and experience within areas important to Saab; auditing of large and listed companies, accounting issues including IFRS, industry experience and are accustomed to international operations.

The Audit Committee is responsible for ensuring that the independent position of the auditors is maintained, inter alia by staying informed about ongoing consulting assignments. The Audit Committee also has fixed the guidelines for the services other than auditing that the company may procure from its auditors.

Ernst & Young has in the past three years carried out

services on behalf of the company in addition to the regular audit assignment, concerning consultations closely associated with the audit, regarding accounting and tax issues in connection with acquisitions and restructurings. The cost of these services has during 2005 amounted to SEK 6 million.

Deloitte has not performed any material consulting services for Saab in the past three years.

Principles for remuneration and other benefits to members of the senior management

Senior management remuneration

Saab's remuneration and other benefits to members of the senior management in 2005 are set forth in note 36 to the annual accounts.

Saab has no other incentive programs for the Board of Directors or the senior management than those described in note 36.

Audit fees

Saab's auditors receive a fee according to approved invoices in accordance with the resolution of the shareholders' meeting.

Financial reporting

The Board of Directors shall document the manner in which the Board ensures the quality of the financial reports and how it communicates with the company's auditors.

The Board of Directors ensures the quality of the financial accounting through its Audit Committee, see above. The Audit Committee considers not only all critical accounting questions and the financial reports presented by the company, but also matters such as internal control, regulatory compliance, material uncertainty in reported values, post-statement events, changes in assessments and evaluations and other circumstances that may affect the quality of the financial statement information. The auditors participate in all meetings of the Audit Committee except at the extra meeting that dealt with the election of external auditors.

The entire Board reviews the interim reports before they are presented.

As to the communication with the auditors, the company's auditor shall be, according to the Board's rules of procedure, present at the Board meeting at which the annual accounts are approved.

The Board of Directors has met with the auditors to discuss their review of the company for the financial year 2005.

Board of Directors



Anders Scharp
Chairman of the Board since 1990, Chairman of Saab's Remuneration Committee, Member of Saab's Audit Committee
Born 1934
M.Sc.
Shares in Saab: 31,000

Other board commitments:
Chairman of AB SKF, Chairman of AB Nederman, Deputy Chairman of Investor AB

Former employment and positions:
President, CEO and Chairman of AB Electrolux, Chairman of Scania AB, Incentive AB and Atlas Copco AB, Chairman of Swedish Employers' Confederation



Marcus Wallenberg
Deputy Chairman of the Board since 1993 and Member of the Board since 1992, Member of Saab's Remuneration Committee
Born 1956
Bachelor of Science of Foreign Service, Lieutenant in Royal Swedish Naval Acacemy
Shares in Saab: 67,827

Other board commitments:
Chairman of SEB, Deputy Chairman of Telefonaktiebolaget L M Ericsson, Deputy Chairman of ICC (International Chamber of Commerce), Board member of AstraZeneca PLC, Electrolux AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation

Former employment and positions:
President and CEO, Investor AB, Director, Stora Feldmühle AG, Düsseldorf, Skandinaviska Enskilda Banken, Stockholm, London, Citicorp (Hong Kong), Citibank N.A. (New York)



Erik Belfrage
Member of the Board since 1991
Director of SEB
Born 1946
MBA
Shares in Saab: 1,000

Other board commitments:
Chairman of the Swedish Institute of International Affairs (UI), Sigtuna Skolstiftelse and The International Council of Swedish Industry (NIR), Board member of Eramet Steel, BIAC (OECD), and the Centre for European Policy Studies(CEPS), Member of the Trilateral Commission

Former employment and positions:
Director, Investor AB, Swedish Embassy in Paris, Bukarest and Washington, Foreign Ministry, Stockholm



Åke Svensson
Member of the Board since 2003
President and CEO of Saab
Born 1952
M.Sc.
Shares in Saab: 2,145

Other board commitments:
Board member of the Association of Swedish Engineering Industries, Member of the Royal Swedish Academy of War Sciences

Former employment and positions:
General Manager, business unit Saab Aerosystems, Saab AB, General Manager, business unit Future Products and Technology, Saab AB, Project Manager for the development of the RBS15, Saab Dynamics AB, Other employments within the Saab Group



Stephen Henwood
Member of the Board since 2002
Group Managing Director, Integrated Systems and Partnerships of BAE Systems
Born 1953
B.A.
Shares in Saab: –

Other board commitments:
Member of Gripen International Partnership Committee, Chairman, MBDA BV

Former employment and positions:
Tate + Lyle plc, British Leyland Truck and Bus division



Peter Nygårds
Member of the Board since 2000, Chairman of Saab's Audit Committee, Director of FöreningsSparbanken

Born 1950
B.A.
Shares in Saab: 1,000

Other board commitments:
Board member of the Swedish Environmental Research Institute (IVL) and the Swedish Touring Club (STF)

Former employment and positions:
President, Swedish Nuclear Fuel and Waste Management Company (SKB), State Secretary, Ministry of Trade and Industry



George Rose
Member of the Board since 1998, Member of Saab's Remuneration Committee, Finance Director of BAE Systems, Non Executive Director of National Grid Transco plc
Born 1952
B.A.
Shares in Saab: –

Other board commitments:
Chairman of National Grid Transco plc Audit Committee, Member of National Grid Transco plc Remuneration Committee and National Grid Transco plc Nomination Committee, Member of UK's Financial Reporting Review Panel

Former employment and positions:
Finance Director of Leyland DAF UK, Director Group control of DAF NV, Netherlands, Company Controller, Rover Group, Non Executive Director, Orange PLC



Lena Treschow Torell
Member of the Board since 2005
President of the Royal Swedish Academy of Engineering Sciences (IVA), Professor in Physics
Born 1946
B.Sc. and PhD in Physics
Shares in Saab: –

Other board commitments:
Member of the Board of Gambro AB and of Micronic Laser Systems AB

Former employment and positions:
Member of the Board of Telefonaktiebolaget L M Ericsson, Director, Joint Research Centre, European Commission (Brussels), Vice President, Chalmers, Professor in Material Physics, Chalmers, Professor in Solid State Physics, University of Uppsala



Per-Arne Sandström
Member of the Board since 2005, Member of Saab's Audit Committee
Born 1947
Upper secondary engineering school
Shares in Saab: –

Other board commitments:
Chairman of Birdstep A/S, Atea Holding AB, Coor AB, Umetrics AB and Powerm II Service Group AB, Board Member of TDC A/S, Human Care, KTH Executive School and Applied Invest Sweden AB

Former employment and positions:
Deputy CEO of Telefonaktiebolaget L M Ericsson, President and CEO, Ericsson Inc., USA, Vice President and General Manager, Business Unit GSM, Ericsson Radio Systems AB, Executive Vice President and Managing Director, Cellular Systems, Ericsson Ltd, UK, Vice President and General Manager, GSM Western Europe, Ericsson Radio Systems AB, Vice President and General Manager, Airborne Radar Division, Ericsson Microwave Systems AB, Department Manager, Naval Command and Control Systems, Ericsson Mircowave Systems AB

The number of shares held by a member of the Board includes any holdings by closely affiliated persons.



Lars Höök
Member of the Board since 2001 and Deputy Board member since 2000, Representative of the Industrial Salaried Employees' Association, Saab Communication, Arboga
Born 1944
Upper secondary engineering school
Shares in Saab: 400



Ragnar Ludvigsson
Member of the Board since 1995, Chairman of the Engineering Workers' Union local at Saab AB, Linköping
Born 1946
Technical vocational school
Shares in Saab: 60



Claes Trolle
Member of the Board since 2001, Deputy Board member of the Swedish Association of Graduate Engineers' local, Saab in Järfälla
Born 1940
Royal Institute of Technology and Swedish National Defence College
Shares in Saab: 120

DEPUTIES

Stefan Hansson
Deputy board member since 2005, Chairman of the Union for Service and Communication Employees at Saab Aerotech, Linköping
Born 1963
Technical vocational school
Shares in Saab: –

Conny Holm
Deputy Board member since 1995, Chairman of the Swedish Metal Workers' Union local at Saab Avitronics, Jönköping
Born 1947
Upper secondary engineering education
Shares in Saab: 100

Johan Löfling
Deputy Board member since 2001, Chairman of the Industrial Salaried Employees' Association local at Saab AB, Linköping
Born 1962
Technical upper secondary school
Shares in Saab: –

AUDITORS

ERNST & YOUNG AB
Björn Fernström

DELOITTE AB
Tommy Mårtensson

Group Management



Åke Svensson
President and CEO. Born 1952, M.Sc. Employed 1976. Shares in Saab: 2,145



Ingemar Andersson
Executive Vice President and Deputy CEO. Business Group Chairman. Born 1951, Military Academy. Employed 1982. Shares in Saab: 3,700



Jan Nygren
Executive Vice President. Business Group Chairman. Born 1950, upper secondary school graduate. Employed 2000. Shares in Saab: 450



Kenth-Åke Jönsson
Executive Vice President. Business Group Chairman. Born 1951, M.Sc. Employed 2002. Shares in Saab: 400



Ian McNamee
Group Senior Vice President. International Business Relations and Processes. Born 1948, upper secondary school graduate. Employed 2001.



Anne Gynnerstedt
Group Senior Vice President. Legal Affairs and Secretary of the Board. Born 1957, LL.B. Employed 2004. Shares in Saab:62



Dan Jangblad
Group Senior Vice President. Strategy and Business Development. Born 1958, M.Sc. Employed 2000. Shares in Saab: 320



Mats Lindman
Group Senior Vice President. Human Resources. Born 1945, MA. Employed 1986. Shares in Saab: 2,300



Peter Sandehed
Group Senior Vice President, Treasury. Born 1957, MBA. Employed 1981. Shares in Saab: 4,300



Helena Stålnert
Group Senior Vice President. Communication. Born 1951, journalist. Employed 2005.



Lars Wahlund
Group Senior Vice President. Financial Control. Born 1953, MBA. Employed 1983. Shares in Saab: 2,100

Report on internal control

The Board of Directors' Report on Internal Control over Financial Reporting for the fiscal year 2005

Introduction

According to the Swedish Companies Act and the Swedish Code of Corporate Governance, the Board of Directors is responsible for internal control. This report has been prepared according to the Swedish Code of Corporate Governance, sections 3.7.2 and 3.7.3, and accordingly is limited to internal control over financial reporting. This report is not a part of the formal annual report.

The Board's report on internal control over financial reporting has not been reviewed by the company's auditors. According to the Swedish Institute of Authorized Public Accountants (FAR) such a review is not consistent with generally accepted auditing principles, since the necessary review criteria were lacking for 2005.

Framework for assessing internal control over financial reporting

Saab's system of internal control is designed to manage rather than eliminate the risk that business objectives are not achieved, and can only provide reasonable but not absolute assurance against material misstatement in the contents of financial reporting. The evaluation of Saab's system for internal control is based on the specific risk areas considered crucial to the Group's financial performance.

Current risk areas include direct business risks associated with a complex business structure where technically advanced systems and products are delivered in a global market, frequently involving considerable amounts and spanning over a long period. Furthermore, there are indirect risks associated with financial reporting in the form of valuation of material balance sheet items such as construction contracts, capitalized development expenditures, goodwill and other intangible assets, lease assets and provisions for pensions and restructurings.

Group guidelines, instructions and directives are issued regarding the management and valuation of these risks.

Evaluation of Saab internal control over financial reporting

Saab's internal control over financial reporting has preliminarily been evaluated through a review of internal rules as well as processes in relevant business units to manage direct business risks and valuate indirect risks. The review has been performed by the Group's Internal Audit Department. The results of the review have been documented, and in 2006 internal control processes will be tested.

Statement

In accordance with the decision made by the Swedish Corporate Governance Board regarding the structure of the "Report on internal control" for fiscal year 2005, this report does not include a statement from the Board on the effectiveness on this reporting.

The Board will decide in 2006 on objectives and methodology to review internal control over financial reporting. The results of the review will serve as the basis for the Board's statement on the outcome of internal control over financial reporting in 2006.

Linköping, February 15, 2006

The Board of Directors

The Saab share

Saab's market capitalization was SEK 18.5 billion at year-end 2005, which corresponds to 0.5 percent of the total capitalization of the Stockholm Exchange (Stockholmsbörsen). The price of the Series B share rose by 47.2 percent during the year, compared with an increase of 32.6 percent for the Stockholm Exchange's general index. The total return on Saab's Series B share – i.e. the dividend plus appreciation in the share price – has been 140 percent over the last five years.

Share capital and number of shares

On December 31, 2005 Saab's share capital amounted to SEK 1,746,405,504 and consisted of 103,896,041 listed Series B shares and 5,254,303 unlisted Series A shares. Series A shares have ten votes each, while Series B shares have one vote each. The par value per share is SEK 16. The Series B share has been listed on the Stockholm Exchange's O-list since 1998 and on the Attract 40 section of the O-list since January 2004. Of the total number of shares, 55.363.371 Series B shares are available via the stock market, representing 50.7 percent of the capital and 35.3 percent of the votes. A round lot consists of 100 shares. Of the company's Series A shares, 4,207,123 are owned by Investor and 1,047,180 by BAE Systems.

Trading volume and statistics

In 2005 a total of 57,709,793 Serie B shares were traded, corresponding to 104 percent of the shares available. The share price reached a high of SEK 170 on December 27, 29 and 30 and a low of SEK 113 on February 25.

Beta shows how much a share fluctuates in relation to the market as a whole. A low beta (<1) indicates a low risk in relation to other stocks in the market. A high beta (>1) means a higher risk. According to the Ecovision AB's calculations, the beta for Saab's Series B share was 0.46, indicating that it fluctuated by an average of 56 percent less than the market average measured -according to the Affärsvärlden General Index over a 48-month period. Saab's stock covariance was 0.23, which means that 23 percent of the share's price performance is due to the market's development as a whole.

Swedish and foreign owners



■ Swedish owners
□ Foreign owners
Investor 19.8%
Wallenberg-foundations 8.7%
SEB funds 5.0%
Robur funds 4.9%
AMF Pension funds 4.8%
Nordea funds 1.6%
AMF Pension 1.4%
Other Swedish 17.6%
BAE Systems 20.5%
J P Morgan Chase Bank 2.4%
Odin funds 2.4%
State Street Bank and Trust 1.2%
KasDepository Trust Company 1.2%
Other foreign 8.5%

Ownership structure

As of year-end Saab had around 33,800 shareholders. Swedish and international institutional investors owned approximately 36 percent of the share capital and 49 percent of the votes. Swedish mutual funds owned 22 percent of the share capital and 15 percent of the votes. Individual Swedish investors held 6 percent of the share capital and 4 percent of the votes.

Dividend and dividend policy
The Board of Directors is recommending that the Annual General Meeting approve a raise in the dividend to SEK 4.00 (3.75) per share, corresponding to 37 percent (32) of net income. Saab's long-term dividend policy is to distribute 20–40 percent of income after tax over a business cycle.

Convertible debenture and option program
In 1998 the Parent Company issued a convertible debenture loan of SEK 254 m. to the Group's employees. The last day for conversions was July 15, 2004, and a total of SEK 254 m. was converted to shares, corresponding to 2,690,671 Series B shares, or a dilution of 2.53 percent of the capital stock and 1.67 percent of the votes. Saab currently has no option programs.

Share repurchase program
The Board of Directors received authorization from the 2005 Annual General Meeting to decide, until the following Annual General Meeting, to acquire and transfer up to 10 percent of the company's outstanding shares. The authorization was not utilized during the year.

Saab B, January 1, 2001–January 31, 2006



B-share
OMX Stockholm
Thousands of share traded (incl. off-floor trading)
180
160
140
120
100
80
60
40
30
25000
20000
15000
10000
5000
01
02
03
04
05
06
(c) SIX

Data per B share 2001–2005

	2005	2004[2]	2003	2002	2001
Closing prices [1]					
at year-end, SEK	170.00	115.5	109.00	96.00	99.50
high for the year, SEK	170.00	118.5	117.00	130.50	112.00
low for the year, SEK	113.00	97.75	82.00	81.00	71.00
Market capitalization, SEK	18,556	12,607	11,610	10,225	10,593
Average daily turnover, no. of shares [1]	229,007	112,279	121,787	113,068	133,705
Yield, %	2.4	3.2	3.2	3.6	3.3
Price/equity, %	202	155	166	150	159
P/E ratio	15.6	9.8	15.6	14.0	9.4
P/EBIT, multiple	11.2	6.8	9.0	8.4	6.6
Sales					
before conversion, SEK	176.95	164.90	161.95	155.30	147.37
after full conversion, SEK	176.95	163.52	157.90	151.38	143.61
Net income of the year (Attributable to the Parent Company's shareholders)					
before conversion, SEK	10.89	11.78	7.00	6.87	10.59
after full conversion, SEK	10.89	11.78	6.91	6.78	10.40
Equity					
before conversion, SEK	84.10	74.37	65.77	64.17	62.74
after full conversion, SEK	84.10	74.37	66.37	64.83	63.46
Cash flow from operating activities					
before conversion, SEK	22.32	7.99	12.66	10.27	18.53
after full conversion, SEK	22.32	7.92	12.34	10.01	18.06
Dividend (2005 proposal), SEK	4.00	3.75	3.50	3.50	3.25
Dividend /net income, %	37	32	50	51	31
Total dividend, SEK m.	437	409	373	373	346
Dividend growth, %	7	7	0	8	8
No. of shareholders	33,809	36,069	37,688	38,062	38,932
Share of foreign ownership, capital, %	36	45	39	43	51
Share of foreign ownership, votes, %	31	41	37	40	45
Average number of shares	109,150,344	108,102,533	106,513,969	106,487,407	106,459,675
Number of shares at year-end	109,150,344	109,150,344	106,517,563	106,510,374	106,459,675
Number of shares after full conversion	109,150,344	109,150,344	109,247,175	109,247,175	109,247,175

[1] Saab B on Stockholm Exchange
[2] Restated according to IFRS, previously not restated


SEK Earnings and dividend per share
Profit
Dividend
10
8
6
4
2
0
-01
-02
-03
-04
-05


Equity per share
SEK
100
75
50
25
0
-01
-02
-03
-04
-05

Shareholders

As of December 30, 2004 according to Swedish Central Securities Depository	No. of shares thousands	% of share capital	% of votes
BAE Systems, UK	22,332	20.5%	20.3%
Investor	21,612	19.8%	38.0%
Wallenberg foundations	9,469	8.7%	6.1%
SEB funds	5,483	5.0%	3.5%
Robur funds	5,401	4.9%	3.5%
AMF Pension funds	5,251	4.8%	3.4%
JP Morgan Chase Bank, USA	2,666	2.4%	1.7%
Odin funds (Norway)	2,614	2.4%	1.7%
Nordea funds	1,751	1.6%	1.1%
AMF Pension	1,571	1.4%	1.0%
State Street Bank and Trust, USA	1,345	1.2%	0.9%
KasDepository Trust Company, Holland	1,304	1.2%	0.8%
HQ Funds	1,244	1.1%	0.8%
Eikos fund	1,125	1.0%	0.7%
Skandia Liv	1,058	1.0%	0.7%
Deutsche Bank London Branch, England	802	0.7%	0.5%
Catella funds	790	0.7%	0.5%
SHB/SPP funds	780	0.7%	0.5%
SEB-Trygg Försäkring	750	0.7%	0.5%
Mellon Aam Omnibus, USA	710	0.7%	0.5%
Subtotal, 20 shareholders	88,058	80.5%	86.7%
Other Swedish shareholders	13,397	12.4%	8.4%
Other international shareholders	7,695	7.1%	4.9%
Total	109,150	100.0%	100.0%

Distribution of shareholders

Number of shares	Number of share-holders	% of shareholders	Number of shares	% of share capital
1–500	31,303	92.6%	2,437,444	1.6%
501–1,000	1,280	3.8%	1,058,318	0.7%
1,001–5,000	894	2.6%	1,949,964	1.2%
5,001–10,000	96	0.3%	723,269	0.5%
10,001–50,000	112	0.3%	2,582,603	1.7%
50,001–100,000	33	0.1%	2,304,463	1.5%
100,001–10,000,000	89	0.3%	54,150,012	34.6%
10,000,001–	2	0.0%	43,944,271	58.3%
Total	33,809	100.0%	109,150,344	100.0%

Shares and votes, December 31, 2005

Share class	Number of shares	% of total shares	Number of votes	% of total votes
Series A	5,254,303	4.8	52,543,030	33.6
Series B	103,896,041	95.2	103,896,041	66.4
Total	109,150,344	100.0	156,439,071	100.0

Share issues, etc.

	Increase in share capital, SEK m.	Paid-in amount SEK m.
2002, Conversion 1) 50,699 shares	0.8	4.6
2003, Conversion 1) 7,189 shares	0.1	0.7
2004, Conversion 1) 2,632,781 shares	42.1	239.6

1) 1998 convertible debenture loan

Analysts who cover Saab

ABN Amro, London
Sandy Morris
sandy.morris@uk.abnamro.com

Carnegie, Stockholm
Björn Enarson
bjoena@carnegie.se

CDC Ixis Securities, Paris
Pierre-Antony Vastra
pavastra@cdcixis-sec.com

Crédit Agricole Indosuez Cheuvreux, Paris
Antoine Boivin-Champeaux
aboivin-champeaux@cheuvreux.com

Credit Suisse First Boston, London
Steve East
steve.east@csfb.com

Danske Equities
Morten R. Eismark
morten.eismark@danskebank.com

Deutsche Bank, London
Georges Memmi
georges.memmi@db.com

Enskilda Securities, Stockholm
Stefan Cederberg
stefan.cederberg@enskilda.se

Goldman Sachs International, London
Sash Tusa
sash.tusa@gs.com

Kaupthing Research
Mikael Laséen
mikael.laseen@kaupthing.se

Merrill Lynch, London
Charles Armitage
charles_armitage@ml.com

Swedbank, Stockholm
Mats Liss
mats.liss@swedbank.com

UBS Warburg, London
Colin Crook
colin.crook@ubsw.com

David Perry
david.perry@ubsw.com

Shareholder information

Annual General Meeting

The Annual General Meeting will be held at 6:00 p.m. (CET) on Wednesday, April 5, 2006 at Kungliga Tennishallen in Stockholm.

Notification

Shareholders must notify the company of their intention to participate in the meeting not later than 12:00 noon on Thursday, March 30, 2006:

- by telephone: +46-13-18 20 55
- by fax: +46-13-18 33 50
- by mail with separate invitation
- by mail: Saab AB, Avd CJ-MG, SE-581 88 Linköping, Sweden
- online: www.saabgroup.com/arsstamma

Please indicate your name, personal or corporate registration number (Swedish citizens or companies), address and telephone number. If you are attending by power of proxy, registration certificate or other authorization, please submit your documentation well in advance of the meeting. The information you provide will be used only for the Annual General Meeting.

Shareholders or their proxies may be accompanied at the Annual General Meeting by a maximum of two people. They may only attend, however, if the shareholder has notified Saab AB as indicated above.

Right to participate

Only shareholders recorded in the share register maintained by VPC AB (the Swedish Central Securities Depository) on Thursday, March 30, 2006 are entitled to participate in the meeting.

Shareholders registered in the names of nominees through the trust department of a bank or a brokerage firm must temporarily re-register their shares in their own names to participate in the meeting. To ensure that this re-registration is recorded in the share register by Thursday, March 30, 2006, they must request re-registration with their nominees several business days in advance.

Dividend

The Board of Directors is recommending a dividend of SEK 4.00 per share and Monday, April 10, 2006 as the record day for the dividend. With this record day, VPC is expected to distribute the dividend on Thursday, April 13, 2006.

Financial information

The following financial information will be released in 2006:

April 24	Interim report	January–March
July 14	Interim report	January–June
October 20	Interim report	January–September

Financial information can be ordered by telephone +46-13-16 92 08 or accessed online at www.saabgroup.com

Contact

Göran Wedholm, Manager of Investor Relations, Telephone +46-13-18 17 21, goran.wedholm@saab.se



Head office
Saab AB
Box 70 363
SE-107 24 Stockholm, Sweden
Tel +46-8-463 00 00

Saab AB (publ)
SE-581 88 Linköping, Sweden
Tel +46-13-18 00 00
www.saabgroup.com

SAAB

END

KREAB / CONDESIGN INFO PRODUCTIONS AB / Larsson Offsettryck AB 2006 / Reg. nr. CU-06-011